PROSPECTUS

                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-78505

                                7,500,000 Shares

                         [LOGO FOR CHEMDEX CORPORATION]
                                  COMMON STOCK

                               ----------------

Chemdex Corporation is offering 7,500,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares.

                               ----------------

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CMDX."

                               ----------------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 5.

                               ----------------

                               PRICE $15 A SHARE

                               ----------------

                                                     Underwriting
                                      Price to       Discounts and Proceeds to
                                       Public         Commissions    Chemdex
                                      --------       ------------- -----------
Per Share.......................       $15.00            $1.05        $13.95
Total...........................    $112,500,000      $7,875,000   $104,625,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Chemdex has granted the underwriters the right to purchase up to an additional 1,125,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on July 30, 1999.

                               ----------------

MORGAN STANLEY DEAN WITTER

                         BANCBOSTON ROBERTSON STEPHENS

                                                    VOLPE BROWN WHELAN & COMPANY

July 26, 1999

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary...................   3
Risk Factors.........................   5
Special Note Regarding Forward-
 Looking Statements..................  20
The Company..........................  20
Use of Proceeds......................  21
Dividend Policy......................  21
Capitalization.......................  22
Dilution.............................  23
Selected Financial Data..............  24
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................  25

                                     Page
                                     ----
Business...........................   34
Management.........................   49
Related Party Transactions.........   59
Principal Stockholders.............   62
Description of Capital Stock.......   65
Shares Eligible for Future Sale....   68
Underwriters.......................   70
Legal Matters......................   72
Experts............................   72
Change in Independent Accountants..   73
Additional Information.............   73
Index to Financial Statements......  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

   Until August 20, 1999, 25 days after the date of this prospectus, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[Inside Front Cover--a foldout of graphics and text]

[Left Page]

[Artwork of screen shots illustrating the graphical user interface for ordering products through the Chemdex Marketplace]

Chemdex

Chemdex enables life sciences enterprises, researchers and suppliers to efficiently buy and sell research products through the Chemdex Marketplace, a secure, Internet-based purchasing solution.

[Right Page]
Accelerating Science

[Artwork illustrating the benefits of the Chemdex Marketplace to enterprise customers, researchers and suppliers of life sciences research products]

Enterprises

 . Automated Purchasing

 . Volume Discounts

 . Standardized Approvals

Researchers

 . Expanded Product Search

 . Online Product Comparison

 . Streamlined Ordering

Suppliers

 . New Customers

 . Timely Product Updates

 . Supplier-neutral Marketplace

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding Chemdex and our common stock being sold in this offering and our financial statements and notes appearing elsewhere in this prospectus.

   Chemdex is a leading provider of e-commerce solutions to the life sciences industry, in terms of the number of suppliers and products available through our service. We enable life sciences enterprises, such as biotechnology and pharmaceutical companies and academic and research institutions, researchers and suppliers to efficiently buy and sell research products through the Chemdex Marketplace. The Chemdex Marketplace is a database of laboratory research products that may be sold and purchased through a secure, Internet-based purchasing solution. The Chemdex Marketplace utilizes an advanced search engine and software to allow users to easily identify, locate and purchase life sciences research products, such as chemicals and equipment used in laboratory experiments, from a database of approximately 225,000 products from approximately 110 suppliers. We have agreements in place with additional suppliers and distributors to add approximately 550,000 products to the Chemdex Marketplace during 1999. We attract suppliers by providing them with a marketplace in which we do not favor any one supplier and allowing them to reach new customers. We believe that a growing number of suppliers and products in the Chemdex Marketplace will draw more enterprise customers to adopt our purchasing solution and accelerate its usage by researchers. To encourage adoption of our solution by enterprises, we minimize the upfront commitment of time and capital required to install, maintain and use our purchasing solution. We also educate users within our enterprise customers about the benefits of our solution and provide training on its use, thereby accelerating system usage.

   Recently, the widespread adoption of intranets and the acceptance of the Internet as a business communications platform has created a foundation for business-to-business e-commerce that offers the potential for organizations to streamline complex processes, lower costs and improve productivity. According to Forrester Research, business-to-business e-commerce is expected to grow from $43 billion in 1998 to $1.3 trillion in 2003, accounting for more than 90% of the dollar value of e-commerce in the United States by 2003, though Chemdex may not benefit from this growth. The life sciences research products industry is particularly well suited for business-to-business e-commerce because of its high degree of fragmentation and because of the inefficiencies inherent in its traditional paper-based purchasing process. According to the Laboratory Products Association, the North American life sciences research products market was estimated to be approximately $9.4 billion in 1998. Traditional industry suppliers and distributors of research products have relationships with our current and potential customers, and represent significant competition for the Chemdex Marketplace.

   We believe the Chemdex Marketplace and purchasing solution provide significant benefits to enterprises, researchers and suppliers. Chemdex's purchasing solution enables enterprises to obtain volume discounts, by combining individual purchasers, and reduce purchasing costs by integrating their business rules, processes and negotiated supplier pricing with the Chemdex Marketplace. Our solution automates, consolidates and monitors the approval and invoicing process as well as order placement and delivery information for the enterprise. Researchers, research assistants and other users within the enterprises benefit from the Chemdex Marketplace because it offers them convenient one-stop-shopping. A researcher can use our automated ordering and approval process to purchase and track orders, resulting in significant time savings. We offer suppliers a cost-effective opportunity to reach more customers and sell more products by establishing or enhancing their Internet presence and providing links to existing online or electronic catalogs. The Chemdex Marketplace also offers suppliers the capability to implement customer-specific pricing, update product information and introduce new products without being limited by catalog publication cycles.

   Our strategic objective is to expand our position as a leading e-commerce solution for the life sciences research products market. In order to implement this objective, we intend to capitalize on the fact that we are one of the first companies to offer an e-commerce solution to the life sciences research products market and build recognition of the Chemdex brand name. To accomplish this, we have entered into strategic relationships with VWR Scientific Products, Inc., one of the laboratory supply industry's largest distributors, and the Biotechnology Industry Organization, a leading industry organization. Further, we intend to increase usage of the Chemdex Marketplace, increase our productivity, maintain technological leadership and expand internationally.

                                  THE OFFERING

Common stock offered.............. 7,500,000 shares
Common stock to be outstanding
 after the offering............... 31,775,514 shares
Use of proceeds................... For working capital and general corporate purposes. See "Use of Proceeds."
Dividend policy................... We do not anticipate paying cash dividends.
Proposed Nasdaq National Market
 symbol........................... CMDX

   The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding at June 30, 1999. This number does not take into account 1,994,132 shares of our common stock subject to options issued at an average exercise price of $6.71 and 154,999 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $2.69 per share, or 1,896,848 shares of our common stock subject to options reserved for issuance under our stock plans at June 30, 1999. Unless otherwise specifically stated, the information in this prospectus has been adjusted to reflect the conversion of all 16,745,593 outstanding shares of our preferred stock into 16,745,593 shares of common stock upon the completion of this offering, but does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their right to purchase additional shares of common stock to cover over-allotments. In addition, the information contained in this prospectus reflects a one-for-two reverse split of our common stock and preferred stock, which occurred in late July 1999.

                             SUMMARY FINANCIAL DATA

                                                                Three Months
                                                                    Ended
                                 September 4, 1997                March 31,
                                    (Inception)     Year Ended   (unaudited)
                                      through      December 31, --------------
                                 December 31, 1997     1998     1998    1999
                                 ----------------- ------------ -----  -------
                                    (in thousands, except per share data)
Statements of Operations Data:
Net revenues...................        $  --         $    29    $  --  $   165
Operating loss.................         (403)         (8,796)    (795)  (6,839)
Net loss.......................         (403)         (8,488)    (793)  (6,809)
Basic and diluted net loss per
 share.........................        $(.24)        $ (4.79)   $(.47) $ (3.38)
Weighted average common
 shares--basic and diluted.....        1,704           1,772    1,704    2,016
Pro forma basic and diluted net
 loss per share................                      $  (.85)          $  (.48)
Pro forma weighted average
 common shares--basic and
 diluted.......................                        9,953            14,279

   The Actual column in the following table presents actual summary balance sheet data as of March 31, 1999. The Pro Forma column reflects the issuance of an aggregate of 3,125,797 shares of common and preferred stock and the repurchase of 26,404 shares of common stock, all subsequent to March 31, 1999, and the conversion of all outstanding shares of our preferred stock into 16,345,701 shares of common stock upon completion of this offering. The As Adjusted column reflects our sale of 7,500,000 shares of our common stock in this offering at the initial public offering price of $15.00 per share and the application of our estimated net proceeds. See "Use of Proceeds" and "Capitalization."

                                                     As of March 31, 1999
                                                          (unaudited)
                                                 -----------------------------
                                                 Actual  Pro Forma As Adjusted
                                                 ------- --------- -----------
                                                        (in thousands)
Balance Sheet Data:
Cash and cash equivalents....................... $27,784  $30,056   $133,681
Working capital.................................  24,360   26,633    130,258
Total assets....................................  32,636   50,600    154,225
Long-term debt and capital lease obligations,
 net of current portion.........................     803      803        803
Total liabilities...............................   4,770    4,770      4,770
Total stockholders' equity......................  27,866   45,830    149,455

                                 RISK FACTORS

   This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risks before making an investment decision. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You also should refer to the other information appearing elsewhere in this prospectus, including our combined financial statements and the related notes.

Our limited operating history makes it difficult for you to evaluate our business and our prospects

   We were founded in September 1997 and have a limited operating history. Prior to investing in our common stock, you should consider the risks and difficulties that we face as an early stage company in a new and rapidly evolving market. Some of these specific risks and difficulties include:

  . we may be unable to significantly increase and maintain customer adoption and use of our Internet-based purchasing solution;

  . we depend substantially on a purchasing solution that has been present in the market for a limited time and may not be successful;

  .  we may be unable to develop and enhance the Chemdex brand;

  . we may be unable to maintain existing or establish new relationships with suppliers of life sciences research products;

  . we depend substantially on revenues from product sales and we may be unable to significantly increase revenues from product sales or generate revenues from other sources;

  . we may be unable to adapt to rapidly changing technologies and developing markets;

  . we may be unable to effectively manage our rapidly expanding operations and the increasing use of our services;

  . we may be unable to attract, retain and motivate qualified personnel, particularly people who understand specialized life sciences research products or the life sciences industry in general;

  . we may be unable to compete in a highly competitive market dominated by larger, more established companies with substantial financial resources and significant customer relationships; and

  . we may be unable to comply with applicable laws and regulations to economically compete in a highly competitive market.

   We have generated only immaterial revenues to date. In 1998, we generated revenues of $29,000 and in the three months ended March 31, 1999 we generated revenues of $165,000. Due to our limited operating history, we believe that period-to-period comparisons of our revenues and results of operation are not meaningful. As a result, you should not rely on our revenues or results of operations for any prior period as an indication of future performance or prospects.

We have a history of losses and anticipate continued losses for the foreseeable future

   We have had substantial losses since our inception. We currently expect our losses to increase in the future and we cannot assure you that we will ever achieve or sustain profitability. As of March 31, 1999, we had an accumulated deficit of approximately $15.7 million. The extent of these losses will be contingent, in part, on the amount of growth in our revenue, and we have only recognized immaterial revenues to date. The extent of these losses will also be contingent, in part, on the amount of growth in our operating expenses, which we plan to increase. If our revenues fail to grow at anticipated rates or our operating expenses increase without a commensurate increase in our revenues, or we fail to adjust operating expense levels accordingly, the imbalance between revenues and operating expenses will negatively affect our business, revenues, results of operations and financial condition.

   To date we have derived our revenues primarily from product sales. In order to increase our revenues, we must, among other things:

  . attract new enterprise customers and retain existing enterprise customers;

  . encourage researchers employed by our enterprise customers to adopt our Internet-based purchasing solution and to use it frequently;

  . increase our product offering by adding and maintaining supplier relationships; and

  .  develop new sources of revenues beyond our existing revenue sources.

   If we are unable to accomplish one or more of these objectives, our revenues may not grow as we anticipate, if at all, and our business, revenues, financial condition and results of operations will be negatively affected. We may not be able to build on our current sources of revenues by adding additional products or services. Even if we do add additional products or services, there are economic, legal, regulatory and other risks associated with adding these new revenue sources. For example, we may post advertisements on our web site to generate advertising revenue. However, our supplier relationships may be harmed if our suppliers associate advertisements posted on our web site with a bias in our offering of life sciences research products.

Our business model is not proven and may not be successful

   Our business-to-business e-commerce model is based on the development of the Chemdex Marketplace for the purchase and sale of life sciences research products. This business model is new and not proven and depends upon our ability to, among other things:

  . sell our purchasing solution to pharmaceutical and biotechnology companies and academic and research institutions;

  . achieve high rates of adoption by researchers within enterprise customers;

  . maintain our current suppliers and enter into agreements with additional suppliers;

  . generate significant revenues from the use of our Internet-based purchasing solution; and

  .  obtain higher transaction volumes and increase productivity.

   We cannot be certain that our business model will be successful or that we can achieve or sustain revenue growth or generate any profits. The success of this business model will require, among other things, that we develop and market solutions with broad market acceptance by our customers, suppliers, users and strategic partners. We cannot be certain that business-to-business commerce on the Internet generally, or our purchasing solution, services and brand in particular, will achieve broad market acceptance. For example, purchasers may continue purchasing products through their existing methods and may not adopt an Internet-based purchasing solution because of their comfort with existing purchasing habits and direct supplier relationships, the costs and resources required to switch purchasing methods, the need for products not offered through the Chemdex Marketplace, security and privacy concerns, or general reticence about technology or the Internet.

Our gross margins are low and we will have to increase productivity in our business to be profitable

   Our gross margin for the three months ended March 31, 1999 was approximately 5.8% and was trending downward. We are dependent on the price discounts we receive from our suppliers, and thus we are vulnerable to any decrease in these discount rates. Any decrease would have a significant negative impact on our financial results. If we do not increase these discounts, substantially increase our revenues, and scale our business in a manner that generates increased productivity, including further automation of our purchasing solution, we may never achieve profitability. Distributors, in general, operate with low margins. This is especially true in the life sciences research products market.

   In addition, due to our low gross margins, unexpected costs or expenses we incur would substantially affect our ability to achieve or maintain operating profits. For example, we generally bear the risks of the loss of products upon shipment by our suppliers to our customers, of product returns and refunds to our customers, and of non-collection of accounts receivable. Although we maintain insurance for claims for damages to our customers or others caused by our products we do not have insurance coverage for the costs of products lost during shipment, product returns or uncollectable accounts receivable.

We are subject to government regulation that exposes us to potential liability and negative publicity

   We currently rely upon our suppliers to meet all packaging, distribution, labeling, hazard and health information notices to purchasers, record keeping and licensing requirements applicable to our business during the entire transaction. Our reliance on suppliers' regulatory due diligence assessment of purchasers and the compliance by suppliers and purchasers with applicable governmental regulations may not be sufficient if we are held to need our own licenses. For example, if we are held to be seller or a distributor of regulated products because we did take legal title, we may have inadvertently violated some governmental regulations by not having the appropriate license or permit and may be subject to potentially severe civil or criminal penalties and fines for each offense. We are aware that some of our prior sales may have been made in the absence of us having the requisite local, state, or federal license or permit. We may be subject to potentially severe civil and criminal penalties and fines for each of these sales, which could have a material adverse impact on our business, revenues, results of operations and financial condition. In addition to these prior sales, we are unable to verify that our suppliers have in the past complied, or will in the future comply, with the applicable governmental regulatory requirements, or that their actions are adequate or sufficient to satisfy all governmental or other legal requirements that may be applicable to our sales. We could be fined or exposed to civil or criminal liability, including monetary fines and injunctions, and we could receive potential negative publicity, if the applicable governmental regulatory requirements have not been, or are not being, fully met by our suppliers or by us directly. Negative publicity, fines and liabilities could also occur if an unqualified person, or even a qualified customer, lacks the appropriate license or permits to sell, use or ship, or improperly receives a dangerous or unlicensed product through the Chemdex Marketplace. We do not maintain any reserve for potential liabilities resulting from government regulation.

   It is also possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. See "Business--Government Regulations."

Most of our revenues have come from one customer and our margins associated with this customer have been small

   Chemdex's initial enterprise customer, Genentech, Inc., accounted for approximately 82% of our revenues in the three months ended March 31, 1999, and we currently expect to continue to derive a significant portion of our revenues from Genentech for the foreseeable future. Our agreement with Genentech, in connection with its role as the initial test location for our software, provides that Chemdex will not receive discounts on products of some suppliers purchased by Genentech if Genentech purchases specified minimum quantities of product through the Chemdex Marketplace. As a result, we receive little or no gross margins on sales of these supplier products to Genentech. The loss of revenues from Genentech, or the negotiation by other large enterprise customers of similar programs, would have a significant negative effect on our business, revenues, results of operations and financial condition.

We rely on a limited number of enterprise customers, and any loss of an enterprise customer could have a negative effect on us

   We expect that for the foreseeable future we will generate a significant portion of our revenues from a limited number of enterprise customers. Further, our enterprise customers are not obligated to use our purchasing solution exclusively or for any minimum number of transactions or dollar amounts. We currently do not offer all of the life science research products required by our customers, and we expect that our customers will continue to use multiple sources to meet their needs. In addition, our contracts with our customers are for limited terms and our customers may discontinue use of our Chemdex Marketplace at any time upon short notice and without penalty. If we lose any of our enterprise customers, or if we are unable to add new enterprise customers, our revenues will not increase as expected, we will lose access to the researchers employed by these enterprises, we could lose a number of our product suppliers, and our brand name and customer and supplier perceptions of our purchasing solution would be harmed.

We will be very dependent on our strategic relationship with VWR for the foreseeable future

   We recently entered into a strategic relationship agreement with VWR Scientific Products Corporation to jointly market VWR laboratory products using the Chemdex Marketplace. The agreement gives us the right to offer approximately 350,000 VWR-distributed products to our customers through the Chemdex Marketplace. VWR and Chemdex are also jointly developing an Internet purchasing solution for VWR's existing and future customers that will provide access to three categories of products:

  .  products distributed by VWR (VWR core products),

  .  products distributed by Chemdex (Chemdex core products), and

  . products that are not distributed by either VWR or Chemdex but are purchased from third parties (third party products).

   The extent to which our operations are integrated with VWR and the potential financial impact on us of this strategic relationship makes us very dependent on VWR for the foreseeable future. We may experience technical or logistical difficulties in integrating VWR's suppliers, products and services with the Chemdex Marketplace. If we are unable to do so in a timely manner, our business, revenues, financial condition and results of operations could be negatively affected. In addition, our agreement with VWR is nonexclusive except as to the purchase of third party products by VWR and some other provisions and has a limited term. We cannot be certain that VWR will not enter into a similar relationship with one of our competitors, or that VWR will renew our agreement at the end of its term.

   We will receive no fee for orders for VWR core products through the Chemdex Marketplace from VWR's 40 largest customers and we will receive a minimal fee for all other orders for VWR core products forwarded to VWR. Under the terms of the agreement, VWR will provide some support services for purchasing third party products in exchange for a fee which approximates VWR's costs incurred.

   Since we will receive minimal gross margins for sales of third party products, our gross profit margins on these sales will be lower than our margins on sales of Chemdex core products. To the extent sales of VWR core products or third party products increase relative to, or displace our sales of Chemdex core products, our revenues and gross margins will likely decline, which would make it more difficult for us to achieve profitability. See "Business--Strategic Relationship with VWR."

Our strategic relationship with VWR may lead to conflicts that could be detrimental to us

   Our strategic relationship with VWR may lead to conflicts that could be detrimental to us. For example, we plan to provide the greatest number and variety of products from the greatest number of suppliers possible; however, our strategic relationship with VWR may deter other suppliers, particularly those that compete directly with VWR products, from entering into agreements with us. In addition, as noted above, our agreement with VWR is nonexclusive, and it is possible that VWR could enter into similar relationships with one or more of our competitors, or develop its own purchasing solution that would compete with ours.

The Chief Executive Officer of VWR is a member of our Board of Directors, which may lead to conflicts of interest that could be detrimental to us

   Jerrold Harris, the Chief Executive Officer of VWR, is a member of our board of directors. This may lead to conflicts of interest, as VWR is one of the laboratory supply industry's largest distributors and is a potential competitor of ours. In addition, VWR has entered into and may in the future enter into relationships with our competitors, other suppliers or our customers. Although we intend to have Mr. Harris excuse himself from Board discussions that involve potential conflicts of interest, we cannot be sure that this will minimize these conflicts of interests or that Mr. Harris' position as a member of our Board of Directors will not operate to our detriment.

If we cannot build a critical mass of suppliers and customers, we will not be able to increase our product offering and draw more customers

   Our business model depends in large part on our ability to build a critical mass of products and suppliers. To attract and maintain suppliers, we must build a critical mass of customers. However, customers must perceive value in our purchasing solution which, in part, depends upon the breadth of our product offerings from our suppliers. If we are unable to increase the number of suppliers and draw more customers to the Chemdex Marketplace, we will not be able to benefit from any network effect, where the value to each participant in the Chemdex Marketplace increases with the addition of each new participant. As a result, the overall value of the Chemdex Marketplace and our purchasing solution would be harmed, which would negatively affect our business, revenues, financial condition and results of operations.

The time it takes to sell and implement our solution is long, which could negatively affect our revenue growth, if any, and make it difficult to predict our revenues and results of operations

   A key element of our strategy is to market our solution directly to life sciences organizations, and to succeed we must satisfy the enterprise purchasing departments, the information technology groups and the individual researchers who are the users of our Internet-based purchasing solution. The time it takes to sell and implement our solution is long and we devote significant sales, marketing and management resources to the sales process without any assurance that the customer will use the Chemdex Marketplace. We are generally required to provide a significant level of education to our customers and potential customers regarding the use and benefits of our Internet-based purchasing solution. Furthermore, potential enterprise customers and a number of their departments typically engage in extensive internal reviews and analyses before making purchase decisions. The sale and implementation of our solution are subject to delays due to our customers' internal budgeting and procedures for approving capital expenditures and deploying new technologies within their networks. These delays also could impair our ability to generate revenue.

Even if enterprise customers adopt our purchasing solution, we may not increase our revenues if researchers within these enterprises do not use the Chemdex Marketplace

   Our revenues are primarily derived from purchases of life sciences research products by researchers, research assistants and other users within our enterprise customers. These persons may or may not use our Chemdex Marketplace to purchase their research products. Even if we successfully maintain existing enterprise customers and add new enterprise customers, we may not be able to increase revenues if researchers within our enterprise customers do not adopt and use the Chemdex Marketplace. Once an enterprise customer adopts our Internet-based purchasing solution, it takes time for researchers and other users within the enterprise to become aware of, learn to use and begin using our Chemdex Marketplace. The long sales cycle and the time it takes for researchers to begin using our Internet-based purchasing solution could negatively affect our revenue growth, if any, and makes it difficult to predict our results of operations. Also, our efforts to attract researchers to adopt and to increase their use of our solution may not be successful, which would limit our ability to generate revenues from these customers.

Reductions in the research and development budgets and government research funding of our customers will negatively affect our revenues

   Our purchasing solution is used by researchers and their assistants and staff at pharmaceutical and biotechnology companies, and academic and research institutions. Changes in the research and development budgets of these companies and institutions and the timing of spending under these budgets can have a significant effect on the demand for life sciences research products. These budgets are based on a wide variety of factors including the resources available to make these expenditures, the spending priorities among various types of research, and the policies regarding these expenditures during recessionary periods. Any decrease in life sciences research and development expenditures by these companies and institutions could have a negative effect on our revenues.

   A significant portion of our sales are expected to be to research scientists and entities whose funding is dependent on grants from government agencies such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. The funding associated with approved NIH grants generally becomes available at particular times of the year, as determined by the federal government, and may result in fluctuations in our revenues and results of operations. Although NIH research funding has increased during the past several years, grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions, sometimes without advance notice. Furthermore, recent government proposals designed to reduce or eliminate budgetary deficits have included reduced allocations to the NIH and other government agencies that fund research and development activities. If government funding, especially NIH grants, were to become unavailable to researchers for any extended period of time, or if overall research funding were to decrease, there could be a negative effect on our business, revenues, results of operations and financial condition.

The success of our business depends on maintaining and expanding our supplier base

   Our future success depends in large part upon our ability to offer and deliver a broad and deep life sciences research product offering to our customers. We rely on independent suppliers and manufacturers for products offered through our Chemdex Marketplace. To increase the breadth of our product offering, including related products that we do not currently offer such as laboratory equipment and supplies, we must establish relationships with additional suppliers. Some potential suppliers may view us as detrimental to their business, since suppliers compete with one another and with us for sales and customers. Our agreements with suppliers are typically for one-year terms and we cannot assure you that these agreements will be renewed beyond the initial term. In addition, these suppliers are not required to accept purchase orders from us. If we fail to secure products from our suppliers or if a significant number of suppliers do not renew their agreements with us, the breadth and depth of products that we can offer users would be decreased. In addition, there are significant costs, difficulties and risks associated with adding new products in related markets, such as the difficulty of signing up new suppliers, obtaining necessary permits, complying with governmental regulation, pressures on margins, new competition and integration of these new products into the Chemdex Marketplace. These events could result in decreased adoption and use of our purchasing solution and decreased revenues, which could have a negative effect on our business, results of operations and financial condition.

   Our cost of revenues includes cost of goods payable to suppliers. We cannot assure you that our suppliers will enter into or renew agreements with us on the same or similar terms as those currently in effect or that the cost of goods payable to our suppliers will remain the same. Less favorable terms will make it difficult for us to achieve profitable operations. Any decreases in our already low gross margins will have a significant negative effect on our results of operations and financial condition.

   Our supplier agreements are nonexclusive and many of our suppliers sell their products directly to our customers. In addition, the growing reach and use of the Internet has further intensified competition in this industry. Some suppliers provide customers with direct access to products, and if suppliers, including our current suppliers, provide products to enterprise customers and their researchers at a cost lower than ours, our revenues, results of operations and financial condition could be negatively affected.

If we cannot timely and accurately add supplier product data to our purchasing solution database we may lose sales and customers, which would adversely affect our revenues

   Currently, we are responsible for loading supplier product information into our database and categorizing the information for search purposes. This process entails a number of risks, including dependence on our suppliers to provide us in a timely manner with accurate, complete and current information about their products, and to promptly update this information when it changes. We currently have a backlog of approximately 550,000 products to be loaded in our Chemdex Marketplace. We anticipate that a majority of these products, which are related to VWR, will be loaded in the Chemdex Marketplace by the third quarter of 1999 and that the remaining products will be loaded by the end of the fourth quarter of 1999. We will not derive revenue from these products until these data are loaded in our system. The time period in which we estimate loading these supplier product data is a forward-looking statement that is subject to risks and uncertainties and actual results may differ materially from those described in these forward-looking statements. Timely loading of these products in our database depends upon a number of factors, including the file formats of the data provided to us by suppliers and our ability to further automate and expand our operations to accurately load these data in our product database, any of which could delay the actual loading of these products beyond the dates estimated by us.

   In addition, we are generally obligated under our supplier agreements to load updated product data onto our database for access through the Chemdex Marketplace within a specified period of time following their delivery from the supplier. Our current supplier data backlog could make it difficult for us to meet these data update obligations to our suppliers. While we intend to further automate the loading and updating of supplier data on our system, we cannot assure you that we will be able to do so in a timely manner, in part because achieving the highest level of this automation is dependent upon our suppliers' automating their delivery of product data to us. If our suppliers do not provide us in a timely manner with accurate, complete and current information about the products we offer, our database may be less useful to our customers and users and may expose us to liability. Although we screen our suppliers' information before we make it available to our customers and users, we cannot guarantee that the product information available in our Chemdex Marketplace will always be accurate, complete and current, or comply with governmental regulations. This could expose us to liability or result in decreased adoption and use of our Internet-based purchasing solution, which could reduce our revenues and therefore have a negative effect on our results of operations and financial condition.

If our suppliers do not provide timely and professional delivery of products to our customers our business will be harmed

   We also rely on our suppliers and manufacturers to deliver life sciences research products to our customers in a professional, safe and timely manner. If our suppliers do not deliver the products to our customers in a professional, safe and timely manner, then our service will not meet customer expectations and our reputation and brand will be damaged. In addition, deliveries that are nonconforming, late or are not accompanied by information required by applicable law or regulations, could expose us to liability or result in decreased adoption and use of our Internet-based purchasing solution, which could have a negative effect on our business, results of operations and financial condition. Further we, and not our suppliers, typically bear the responsibility for product refunds and returns and the risk of non-collectibility of accounts receivable from our customers.

To attract customers and suppliers to our Chemdex Marketplace, we must not favor one supplier over another

   The life sciences research products market consists of a complex set of relationships among manufacturers, suppliers, distributors and customers. Adoption of our solution by suppliers and customers is dependent on their perception that we provide a neutral, unbiased marketplace to purchase and sell life sciences research products. To the extent that we are perceived by our customers or suppliers as favoring one supplier over another, customers and suppliers may lose confidence in the Chemdex Marketplace as a fair and neutral marketplace and choose alternative solutions. Our relationship with VWR, including the fact that VWR is a stockholder and is represented on our Board of Directors, may compromise the perception that we provide a neutral and unbiased marketplace for life sciences research products. Any bias, whether perceived or actual, could have a negative impact on our ability to maintain or increase our supplier base, which in turn may limit our ability to maintain or increase our customer base. This would reduce revenues and therefore have a negative impact on our business, results of operations and financial condition.

We face intense competition that could limit our ability to expand our base of customers and users

   The market for business-to-business e-commerce and Internet ordering and purchasing is new and rapidly evolving, and competition is intense and is expected to increase significantly in the future. We face competition from four main areas: other companies with e-commerce offerings, traditional suppliers and distributors of life sciences research products, life sciences companies that have developed their own purchasing solutions and enterprise software companies that offer, or may develop, alternative purchasing solutions. We may not be able to compete successfully against our current or future competitors and competition could have a material adverse effect on our business, results of operations and financial condition. Our competitors and potential competitors may develop superior Internet purchasing solutions that achieve greater market acceptance than our solution. In addition, substantially all of our prospective customers have established long-standing relationships with some of our competitors or potential competitors, including most of our suppliers. Accordingly, we cannot be certain that we will be able to expand our customer list and user base, or retain our current customers or suppliers. See "Business--Competition in our Industry."

Our solution and services are new and face rapid technological changes and if we do not respond appropriately, we may lose customers

   The market for our solution is characterized by rapid technological advances, evolving standards in the Internet and software markets, changes in customer requirements and frequent new product and service introductions and enhancements. As a result, our future success depends upon our ability to enhance our current Internet-based purchasing solution and services, to develop and introduce new solutions and services that will achieve market acceptance, and where necessary to integrate our Internet-based purchasing solution with our customers' enterprise resource planning systems. If we do not adequately respond to the need to develop and introduce new solutions or services, or to integrate with our customers' enterprise resource planning systems, then our business, revenues, results of operations and financial condition will be negatively affected. For example, we may lose market share and ultimately revenue as our customers switch to our competitors' offerings if:

  . we are unable to develop technology that is a success in the marketplace;

  .  our technology does not integrate with our customers' systems; and

  .  our technology is surpassed by the superior technology of a competitor.

   Further, we may incur significant expense to integrate our purchasing solution with our customers' enterprise resource planning systems and business rules, and to maintain this integration as our customers' enterprise resource planning systems evolve. Failure to provide this integration may delay or altogether dissuade the market or a particular customer from adopting our Internet-based purchasing solution, which could negatively affect our revenues and therefore have a material adverse effect on our business, results of operations and financial condition.

If we do not successfully develop and timely introduce new versions of our purchasing solution in the next several months our business will be harmed

   We are currently in the process of developing and integrating new technology into our Internet-based purchasing solution as part of our planned release of several enhanced versions of the Chemdex Marketplace over the next few months. These new releases are planned to include significant enhancements to the user interfaces, database management and search technology, and security controls, and will allow us to offer VWR's products to our customers. The planned timing of introduction of new releases of our purchasing solution is a forward-looking statement that is subject to risks and uncertainties, and actual timing may differ materially from that set forth in these forward-looking statements as a result of a number of factors. Enhancing and introducing new technology into our purchasing solution involves numerous technical challenges and substantial personnel resources, and often takes many months to complete. We cannot be certain that we will be successful at enhancing or integrating this technology into our Internet-based purchasing solution on a timely basis, or in accordance with our milestones or our product release objectives. In addition, we cannot be certain that, once integrated, this technology or our Internet-based purchasing solution will function as expected. If we are unable to enhance and integrate this new technology into our purchasing solution on a timely basis, we may lose customers or experience difficulty obtaining new customers, which could adversely affect our business, revenues, financial condition and results of operations. Major enhancements and new solutions and services often require long development and testing periods. In addition, our Internet-based purchasing solution is complex and, despite vigorous testing and quality control procedures, may contain undetected errors or "bugs" when first introduced or updated. Any inability to timely deliver a quality solution and services could have a negative effect on our business, revenues, financial condition and results of operations.

We may not be able to determine or design the features and functionality that our enterprise customers and researchers require or prefer

   Our success depends upon our ability to accurately determine the features and functionality that our enterprise and research customers require or prefer in an e-commerce solution, and our ability to successfully design and implement purchasing solutions that include these features and functionality. If we are unable to determine or design in the features and functionality that enterprise and research customers require or prefer in an e-commerce solution, our business will be negatively affected. We have designed the Chemdex Marketplace based upon internal development efforts and feedback from a relatively limited number of enterprise and research customers. We cannot be certain, however, that the features and functionality that we currently offer in the Chemdex Marketplace, or those that we may offer in future releases of our solution, will satisfy the requirements or preferences of our current or potential enterprise and research customers.

We will need to manage our expanding business effectively in order to meet customer and investor expectations

   We have rapidly and significantly expanded our operations and expect to continue to do so. This growth has placed, and is expected to continue to place, a significant demand on our sales, marketing, managerial, operational, financial and other resources. If we cannot manage our growth effectively, it is likely that our revenues and results of operations will not meet customer and investor expectations. As of March 31, 1999, we had grown to 87 employees. We expect to hire a significant number of new employees to support our business.

   Our current information systems, procedures and controls may not continue to support our operations and may hinder our ability to exploit the market for selling products to the life sciences industry. We are in the process of implementing a new enterprise resource planning system that will replace our existing accounting and management information systems and allow for future scalability and enhancements. In addition, we anticipate requiring additional space to accommodate our growth in the next six months. We could experience interruptions to our business when we transition to the new enterprise resource planning system and when we relocate to new facilities. Even after we implement our new system and relocate to new facilities, our personnel, systems, procedures, controls and facilities may be inadequate to support our future operations.

We depend on our key personnel to manage our business effectively in a rapidly changing market

   Our performance is substantially dependent on the performance of our executive officers and other key employees. We do not have any employment agreements with our executive officers and key employees, although some of them have severance arrangements. Our failure to successfully manage our personnel requirements would have a negative effect on our business, revenues, financial condition and results of operations. We have experienced difficulty from time to time in hiring the personnel necessary to support the growth of our business, and we may experience similar difficulty in hiring and retaining personnel in the future. Six of our ten executive officers have only been employed by us since January 1999 or later. Competition for senior management, experienced sales and marketing personnel, software developers, qualified engineers and other employees is intense, and we cannot be certain that we will be successful in attracting and retaining our personnel. The loss of the services of any of our executive officers or other key employees could have a negative effect on our business. In particular, the loss of services of David Perry, our President and Chief Executive Officer, and Pierre Samec, our Chief Information Officer, would have a detrimental effect on our business. Mr. Perry is one of the co-founders and is primarily responsible for our vision and future direction, and Mr. Samec is responsible for all of our technology systems and software.

The unpredictability of our quarterly results may negatively affect the trading price of our common stock

   Our revenues and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. As a result, you should not rely on period-to-period comparisons of revenues and results of operations as an indication of our future performance. Some of the factors that may affect our revenues and results of operations include:

  . demand for and market acceptance of our Internet-based purchasing solution and services;

  . introduction of new and enhanced purchasing solutions and services by us or our competitors;

  .  budgeting cycles of customers and users;

  . loss of one or more of our key suppliers, customers or strategic relationships;

  .  changes in our pricing policy or those of our competitors or suppliers;

  . amount and timing of capital expenditures and other costs relating to the expansion of our operations;

  .  timing and number of new hires;

  . ability to comply with applicable laws and regulations or obtain necessary permits and licenses to sell or ship products to customers;

  . technical difficulties with our web site or Internet-based purchasing solution;

  .  level of activity and funding in the life sciences industry; and

  .  general economic conditions.

   We may from time to time make pricing, service or marketing decisions or enter into strategic business combinations that could have a negative effect on our business, revenues, financial condition or results of operations for any number of quarterly periods. For example, we intend to significantly expand our development and engineering expenses to improve our Internet-based purchasing solution. In addition, in order to accelerate the promotion of the Chemdex brand, we intend to increase our marketing budget significantly. These increases in expenses may negatively affect our results of operations for a number of quarterly periods and we cannot assure that these measures will increase our revenues.

   Due to our relatively short operating history we have limited meaningful historical financial data upon which to base our planned operating expenses. Accordingly, our expense levels are based in part on our expectations as to future revenues from new customers and are relatively fixed in the short term. We cannot be certain that we will be able to accurately predict our revenues, particularly in light of our limited operating history, the intense competition in the life sciences industry, and the resulting uncertainty as to the success of our business model. If we fail to accurately predict revenues in relation to fixed expense levels and we are unable to adjust our operating expenses in a timely manner in response to lower-than-expected revenues, our results of operations and financial condition could be negatively affected.

There has been no prior market for our common stock and we expect the price of our common stock to be volatile

   Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. Although the initial public offering price was determined based on several factors, the market price after the offering may vary from the initial offering price. The market price of the common stock may fluctuate significantly in response to a number of factors, some which are beyond our control, including:

  .  quarterly variations in our operating results;

  . changes in estimates of our financial performance by securities analysts;

  .  changes in market valuation of Internet commerce companies generally;

  . announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . loss of a major customer, supplier or strategic partner, or failure to complete a sale of our purchasing solution to a significant customer;

  .  additions or departures of any of our key personnel;

  .  future sales of our common stock; and

  . stock market price and volume fluctuations, which are particularly common among highly volatile securities of Internet companies.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a negative effect on our business, results of operations and financial condition.

Our business will suffer if the life sciences industry does not accept Internet solutions

   Business-to-business e-commerce is a new and emerging business practice that remains largely untested in the marketplace. Growth in the demand for our Internet-based purchasing solution and services depends on the adoption of e-commerce and Internet solutions by life sciences industry participants, which requires the acceptance of a new way of conducting business and purchasing supplies. Our business could suffer dramatically if e-commerce and Internet solutions are not accepted or not perceived to be effective.

   The Internet may not prove to be a viable commercial marketplace for the life sciences industry for a number of reasons, including:

  . inadequate development of the necessary infrastructure for Internet-based communications within life sciences organizations;

  .  security and confidentiality concerns of customers and suppliers;

  . lack of development of complementary products, such as high-speed modems and high-speed communication lines;

  .  implementation of competing purchasing solutions;

  .  lack of human contact that current, traditional suppliers provide; and

  .  governmental regulation.

The accelerated growth and increasing volume of Internet traffic may cause performance problems which may slow adoption of our Internet-based purchasing solution and the Chemdex Marketplace

   The growth of Internet traffic to very high volumes of use over a relatively short period of time has caused frequent periods of decreased Internet performance, delays and, in some cases, system outages. This decreased performance is caused by limitations inherent in the technology infrastructure supporting the Internet and the internal networks of Internet users. If Internet usage continues to grow rapidly, the infrastructure of the Internet and its users may be unable to support the demands of growing e-commerce usage, and the Internet's performance and reliability may decline. If our existing or potential enterprise and research customers experience frequent outages or delays on the Internet, the adoption or use of our Internet-based, e-commerce purchasing solution may grow more slowly than we expect or even decline. Our ability to increase the speed and reliability of our Internet-based purchasing solution is limited by and depends upon the reliability of both the Internet and the internal networks of our existing and potential customers. As a result, if improvements in the infrastructure supporting both the Internet and the internal networks of our enterprise customers and their researchers are not made in a timely fashion, we may have difficulty obtaining new customers, or maintaining our existing customers, either of which could reduce our potential revenues and have a negative impact on our business, results of operations and financial condition.

Security and disruption problems with the Internet or transacting business over the Internet may inhibit the growth of our Internet-based purchasing solution

   The secure transmission of confidential information over the Internet is essential to maintaining customer and supplier confidence in our Chemdex Marketplace. Customers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet, and therefore our purchasing solution, as a means of conducting transactions. Substantial security breaches on our system could significantly harm our business. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in our operations. We incur substantial expense to protect against and remedy security breaches and their consequences. Despite the implementation of security measures, our networks may be vulnerable to unauthorized and illegal access, computer viruses and other disruptive problems. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing our solution.

   Internet service providers and on-line service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. Although we intend to continue to implement industry-standard security measures, we cannot be certain that measures implemented by us will not be circumvented in the future.

   If we experience a security breach that results in the misappropriation of proprietary information maintained in our systems or if we experience interruptions in our service, our reputation and brand may be damaged and we may be exposed to a risk of loss or litigation and possible liability. Damage to our reputation and brand could cause us to lose suppliers and customers and negatively affect our business, results of operations and financial condition. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches or service disruption.

System failure may cause interruption of our services

   The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to process transactions, provide high quality customer service, and attract and retain customers, suppliers, users and strategic partners. Currently our infrastructure and systems are located at one site at Exodus Communications in Sunnyvale, California. We anticipate adding a mirror site at a different, distant location. Until then, we depend on our single-site infrastructure and any disruption to this infrastructure resulting from a natural disaster or other event could result in an interruption in our service, fewer transactions and, if sustained or repeated, could impair our reputation and the attractiveness of our services.

   Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have a formal disaster recovery plan or alternative provider of hosting services. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that could occur. Any failure on our part to expand our system or Internet infrastructure to keep up with the demands of our customers and users, or any system failure that causes an interruption in service or a decrease in responsiveness of our Internet-based purchasing solution or web site, could result in fewer transactions and, if sustained or repeated, could impair our reputation and the attractiveness of our brand name, which would adversely affect our business, revenues, financial condition and results of operations.

We face year 2000 risks associated with our own systems and those of our customers, suppliers and the Internet

   Significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance problems. Any year 2000 compliance problems faced by us, our customers, suppliers and strategic partners could have a negative effect on our business, revenues, results of operations and financial condition. In addition, our ability to operate is dependent upon delivery of accurate, electronic information via the Internet. To the extent year 2000 issues result in the long-term inoperability of the Internet, the Chemdex Marketplace or the systems of VWR, our business, revenues, financial condition and results of operations could be seriously harmed.

   Although we believe that our internally developed applications and systems are designed to be year 2000 compliant, we use third party equipment and software that may not be year 2000 compliant. In addition, until some of the billing and cash collection functions for spot buying services are transitioned to Chemdex, we are dependent upon VWR's systems for receiving payment for products purchased using the spot buying services. Failure of our applications and services, VWR's billing and collection system, or third party equipment and software that we use, to be year 2000 compliant could result in the Chemdex Marketplace not being used for purchasing life sciences research products, the termination of our customer agreements or in liability for damages, any of which could have a material adverse effect on our business, results of operations and financial condition. Many of our customers' systems with which the Chemdex Marketplace integrates may not yet be year 2000 compliant. In addition, our suppliers' systems may not be year 2000 compliant. Any negative effects on our customers' or suppliers' systems as a result of the year 2000 problem, or unknown, non-compliance of our own systems, could have a negative effect on our business, results of operations and financial condition and we do not have a formal contingency plan to address year 2000 issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

We may require additional capital for our operations that could have a negative effect on your investment

   We currently anticipate that the net proceeds of the offering, together with our existing borrowing arrangements and available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. This is a forward-looking statement that is subject to risks and uncertainties and actual results may differ materially from those described in this forward-looking statement. We may need to raise additional funds in the future in order to fund rapid expansion, to pursue customer sales and implementation, to develop new or enhanced solutions and services, to respond to competitive pressures or to acquire complementary businesses, technologies or services.

   If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and these securities may have powers, preferences and rights that are senior to those of the rights of our common stock. We cannot be certain that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our expansion, promote our brand identity, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any inability to do so could have a negative effect on our business, revenues, financial condition and results of operations.

Our planned international expansion may make it more difficult to manage our business

   We expect to enter the international market. To do so, we plan to establish international operations, hire additional personnel and establish relationships with additional suppliers and partners. This expansion will require significant management attention and financial resources and could have a negative effect on our business, revenues, financial condition and results of operations. We cannot assure you that we will be able to create or sustain international demand for our Internet-based purchasing solution and services. In addition, our international business may be subject to a variety of risks, including applicable government regulation, difficulties in collecting international accounts receivable, longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights. We cannot assure you that these factors will not have a negative effect on any future international sales and, consequently, on our business, results of operations and financial condition.

We may be exposed to product liability claims

   We face potential liability for claims based on the type and adequacy of the information and data that we obtain from suppliers and make available, and the nature of the products that we sell and distribute utilizing the Internet, including claims for breach of warranty, product liability, misrepresentation, violation of governmental regulations and other commercial claims. In particular, we bear the risk of liability for product loss, spill, or release, and resulting damages to persons and property during delivery by the supplier to the customer and return by the customer to the supplier. We do not pass through the manufacturers' warranties on the products we distribute. However, we bear the risk of loss of revenue from the product sale if a purchaser does not pay for a defective product. Although we maintain general liability insurance, our insurance may not cover some claims, penalties, or spills, is subject to policy limits and exclusions, and may not be adequate to fully indemnify us or our employees for any civil, governmental or criminal liability that may be imposed. Furthermore, this insurance may not be available at commercially reasonable rates in the future. Any liability not covered by our insurance or in excess of our insurance coverage could have a negative effect on our business, results of operations and financial condition. Our liability is potentially greater with respect to sales to researchers and others who are not affiliated with an enterprise customer.

   We also seek to obtain indemnification from our suppliers against some of these claims. However, the scope of the indemnification is limited, a few of our suppliers have not agreed to indemnify us and some suppliers may be unable or unwilling to indemnify us in the future. In addition, we are not in a position to monitor our suppliers' activities. Therefore, we are exposed to liability and risk for these claims.

We depend on our intellectual property rights and are subject to the risk of infringement

   Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. We cannot assure that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative purchasing solutions that do not infringe upon our intellectual property. In addition, we could be subject to intellectual property infringement claims by others. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenues, financial condition and results of operations. See "Business--Proprietary Rights and Licensing."

Officers and directors and their affiliates will continue to have substantial control over Chemdex after the offering

   Upon completion of this offering, our executive officers and directors and their affiliates will beneficially own approximately 52.69% of the shares of common stock (50.9% if the underwriters exercise the over-allotment option in full). As a result, our officers, directors and their affiliates will have the ability to influence the election of our Board of Directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of Chemdex. See "Principal Stockholders."

Regulation or taxation of the Internet or transacting business over the Internet may inhibit the growth of our Internet-based purchasing solution

   Due to the increasing popularity and use of the Internet and of e-commerce, it is possible that a number of taxes, laws and regulations may be adopted in the U.S. and abroad with particular applicability to the Internet and e-commerce transactions. It is possible that governments will adopt taxes and enact legislation that may be applicable to us in areas such as content, product distribution, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and re-transmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. Taxes, laws or regulations may limit the growth of the Internet, dampen e-commerce and reduce the number of transactions, increase our cost of doing business or increase our legal exposure. Any of these factors could have a negative effect on our business, revenues, results of operations and financial condition.

The trading market price of our stock may decline as a result of substantial sales of our common stock after the offering

   Sales of a substantial number of shares of our common stock after the offering could negatively affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have 31,775,514 shares of common stock outstanding or subject to currently exercisable options (32,900,514 shares if the underwriters' over-allotment option is exercised in full). The 7,500,000 shares sold in this offering (8,625,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144. The remaining 24,275,514 shares of common stock outstanding upon completion of the offering will be "restricted securities" as that term is defined in Rule 144.

   Stockholders holding approximately 98% of the outstanding common stock and options to purchase common stock exercisable within 180 days after the date of this prospectus have executed lock-up agreements that limit their ability to sell common stock. These stockholders and option holders have agreed not to sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Morgan Stanley & Co. Incorporated. When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases only pursuant to the volume, manner of sale and notice requirements of Rule 144.

   The exercise of registration rights may cause restricted securities to become eligible for sale prior to the expiration of the 180-day period. All of our outstanding preferred stock will automatically convert into our common stock upon the closing of this offering. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements. Some of these forward-looking statements are attributed to third parties and relate to their statements relating to the growth of Internet users, e-commerce, and the life sciences research products market. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                  THE COMPANY

   We were incorporated in Delaware in September 1997. Our principal executive offices are located at 3950 Fabian Way, Palo Alto, California 94303, and our telephone number is (650) 813-0300. We maintain a worldwide web site at www.chemdex.com. The information in our web site is not incorporated by reference into this prospectus.

   Chemdex, Chemdex's logo, Chemdex Marketplace and chemdex.com are some of our trademarks. Each other trademark, trade name or service mark of any other company appearing in this prospectus is the property of its holder.

                                USE OF PROCEEDS

   The primary purposes of this offering are to obtain additional capital, create a public market for the common stock and facilitate future access to public markets. The net proceeds to Chemdex from the sale of the 7,500,000 shares of common stock offered hereby are estimated to be approximately $103.625 million after deducting underwriting discounts and commissions and estimated offering expenses of $1.0 million payable by Chemdex. Chemdex intends to use the net proceeds for general corporate purposes, including working capital to fund anticipated operating losses, expenses associated with its advertising campaigns, brand-name promotions and other marketing efforts and capital expenditures. Chemdex also could use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, products or services, although no specific acquisitions are currently planned. Assuming that this offering is consummated, Chemdex currently estimates that the amount to be spent on working capital during the second half of 1999 will be approximately $30 million. Chemdex has no current specific plans for the proceeds of this offering, other than the $30 million to be spent on working capital as described above. Chemdex's management will have broad discretion in the application of the net proceeds. Pending these uses, Chemdex intends to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   Chemdex has not declared or paid any cash dividends on its capital stock since its inception and does not expect to pay any cash dividends in the foreseeable future. Chemdex currently intends to retain future earnings, if any, to finance the expansion of its business. The terms of one of Chemdex's current credit agreements prohibit the payment of cash dividends on its capital stock without the prior written consent of the creditor.

                                CAPITALIZATION

   The Actual column in the following table sets forth Chemdex's actual capitalization as of March 31, 1999. The Pro Forma column in the following table gives effect to:

  . the filing of an amendment to Chemdex's Amended and Restated Certificate of Incorporation to provide for authorized capital stock of 175,000,000 shares of common stock and 2,500,000 shares of undesignated preferred stock;

  . the issuance of 2,538,405 shares of common stock to VWR pursuant to the Strategic Relationship Agreement in April 1999;

  . the sale of 399,892 shares of Series C Preferred Stock for $2.858 per share in April 1999;

  . the issuance of 187,500 shares of common stock to BIO pursuant to the Joint Marketing Agreement;

  . the repurchase of 26,404 shares of common stock subsequent to March 31, 1999; and

  . the conversion of all outstanding shares of preferred stock into 16,345,701 shares of common stock upon the closing of this offering.

   The As Adjusted column in the following table gives effect to the receipt of the net proceeds from the sale by Chemdex of the shares of common stock offered at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."

   The following table does not include:

  . 439,852 shares of common stock issuable on exercise of options outstanding as of March 31, 1999, with a weighted average exercise price of $1.02;

  . 154,999 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999 with a weighted average exercise price of $2.69 per share;

  . 1,573,176 shares of common stock issuable upon exercise of options granted after March 31, 1999; and

  . 2,750,000 additional shares of common stock reserved for issuance under the 1998 Stock Plan.

   See "Management--Employee Stock Plans" and Note 6 of Notes to Financial Statements.

                                                         March 31, 1999
                                                 --------------------------------
                                                  Actual   Pro Forma  As Adjusted
                                                 --------  ---------  -----------
                                                  (in thousands, except share
                                                             data)
Long-term debt, net of current portion.........  $    803  $    803    $    803
Stockholders' equity:
  Preferred stock, $.0002 par value; 34,074,632
   shares authorized, 16,345,701 shares issued
   and outstanding, actual; 2,500,000 shares
   authorized, no shares issued or outstanding,
   pro forma and as adjusted...................         3        --          --
  Common stock, Chemdex, $.0002 par value;
   50,000,000 shares authorized, 4,830,420
   shares issued and outstanding, actual;
   175,000,000 shares authorized, 24,275,514
   shares issued and outstanding, pro forma;
   175,000,000 shares authorized, 31,775,514
   shares issued and outstanding, as adjusted..         1         5           6
Additional paid-in capital.....................    50,140    68,103     171,727
Deferred compensation..........................    (5,492)   (5,492)     (5,492)
Notes receivable from stockholders.............    (1,085)   (1,085)     (1,085)
Accumulated deficit............................   (15,701)  (15,701)    (15,701)
                                                 --------  --------    --------
  Total stockholders' equity...................    27,866    45,830     149,455
                                                 --------  --------    --------
   Total capitalization........................  $ 28,669  $ 46,633    $150,258
                                                 ========  ========    ========

                                   DILUTION

   The pro forma net tangible book value of Chemdex as of March 31, 1999 was $30.1 million, or $1.24 per share. Pro forma net tangible book value per share is determined by dividing the pro forma number of shares of common stock, after giving effect to the stock issuances and repurchases listed in the capitalization section and the conversion of all outstanding shares of our convertible preferred stock into 16,345,701 shares of common stock, into the net tangible book value of Chemdex (total tangible assets less total liabilities). Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by Chemdex of the 7,500,000 shares of common stock offered hereby at the initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of Chemdex as of March 31, 1999 would have been approximately $133.8 million, or $4.21 per share. This represents an immediate increase in pro forma net tangible book value of $2.97 per share to existing stockholders and an immediate dilution of $10.79 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

     Initial public offering price per share.....................       $15.00
       Pro forma net tangible book value per share as of March
        31, 1999................................................. $1.24
       Increase in pro forma net tangible book value per share
        attributable to new investors............................  2.97
                                                                  -----
     Pro forma net tangible book value per share after the
      offering...................................................         4.21
                                                                        ------
     Dilution per share to new investors.........................       $10.79
                                                                        ======

   The following table summarizes as of March 31, 1999 on the pro forma basis described above, after giving effect to the stock issuances and repurchases listed in the Capitalization section and the conversion of convertible preferred stock into common stock, the number of shares of common stock purchased from Chemdex, the total consideration paid to Chemdex and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering (before deducting underwriting discounts and commissions and estimated offering expenses):

                                                                         Average
                                  Shares Purchased  Total Consideration   Price
                                 ------------------ --------------------   Per
                                   Number   Percent    Amount    Percent  Share
                                 ---------- ------- ------------ ------- -------
Existing stockholders........... 24,275,514   76.4% $ 61,857,420   35.5% $ 2.55
New investors...................  7,500,000   23.6   112,500,000   64.5   15.00
                                 ----------  -----  ------------  -----
  Totals........................ 31,775,514  100.0% $174,357,420  100.0%
                                 ==========  =====  ============  =====

   The foregoing discussion and tables exclude:

  . 439,852 shares of common stock issuable on exercise of options outstanding as of March 31, 1999, with a weighted average exercise price of $1.02;

  . 2,750,000 additional shares of common stock reserved for issuance under the 1998 Stock Plan;

  . 154,999 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999 with a weighted average exercise price of $2.69 per share; and

  . 1,573,176 shares of common stock issuable upon exercise of options granted after March 31, 1999.

   See "Management--Employee Stock Plans" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with the financial statements of Chemdex and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from September 4, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998, have been derived from financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The statements of operations data for the three-month period ended March 31, 1998 and 1999 and the balance sheet data as of March 31, 1999 are derived from unaudited financial statements included elsewhere in this prospectus and, in the opinion of Chemdex's management, include all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations for this period. See Note 1 of Notes to Financial Statements for an explanation of the determination of the shares used in computing basic and diluted net loss per common share.

                                September 4,
                                    1997
                                (Inception)  Fiscal Year
                                  Through       Ended     Three Months Ended
                                December 31, December 31,      March 31,
                                ------------ ------------ --------------------
                                    1997         1998       1998       1999
                                ------------ ------------ --------- ----------
                                    (in thousands, except per share data)
Statement of Operations Data:
Net revenues..................     $   --      $    29    $     --  $      165

Cost of revenues..............         --           22          --         156
                                   ------      -------    --------  ----------
Gross profit..................         --            7          --           9
Operating expenses:
  Research and development....        196        3,439         364       2,293
  Sales and marketing.........         86        3,247         219       3,188
  General and administrative..        121        1,745         190       1,015
  Amortization of deferred
   compensation...............         --          372          22         352
                                   ------      -------    --------  ----------
  Total operating expenses....        403        8,803         795       6,848
                                   ------      -------    --------  ----------

Operating loss................       (403)      (8,796)       (795)     (6,839)
Interest and other income,
 net..........................         --          308           2          30
                                   ------      -------    --------  ----------
Net loss......................     $ (403)     $(8,488)   $   (793) $   (6,809)
                                   ======      =======    ========  ==========
Basic and diluted net loss per
 share........................     $ (.24)     $ (4.79)   $   (.47) $    (3.38)
                                   ======      =======    ========  ==========
Weighted average common shares
 outstanding--basic and
 diluted......................      1,704        1,772       1,704       2,016
                                   ======      =======    ========  ==========
Pro forma basic and diluted
 net loss per share...........                 $  (.85)             $    (.48)
                                               =======              ==========
Pro forma weighted average
 common shares--basic and
 diluted......................                   9,953                  14,279
                                               =======              ==========

Balance Sheet Data:
Cash and cash equivalents.....     $1,346      $ 5,990                 $27,784
Working capital...............      1,116        4,490                  24,360
Total assets..................      1,728        8,168                  32,636
Long-term debt and capital
 lease obligations, net of
 current portion..............          6           --                     803
Total liabilities.............        280        1,820                   4,770
Total stockholders' equity....      1,448        6,348                  27,866

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We are a leading provider of e-commerce solutions to the life sciences research products market. The Chemdex Marketplace is a secure, Internet-based purchasing solution that enables enterprises, researchers and suppliers to efficiently buy and sell life sciences research products.

   We were formed in September 1997 and began offering products for sale on the Chemdex Marketplace in November 1998. During the period from September 1997 through November 1998, we were a development stage enterprise and did not have significant sales. Our operating activities during this period were related primarily to the design and development of the Chemdex Marketplace, building our corporate infrastructure, establishing relationships with suppliers and customers and raising capital. To date, revenues have been derived from sales of life sciences research products through the Chemdex Marketplace. In 1997 and 1998 we grew our organization by hiring personnel in key areas, particularly sales, research and development and marketing.

   We have generated only immaterial revenues to date and our ability to generate significant revenues is uncertain. We have incurred significant losses since inception and, as of March 31, 1999, we had an accumulated deficit of approximately $15.7 million. We currently expect our losses to increase in the future and we cannot assure you that we will ever achieve or sustain profitability. We believe our success depends on establishing additional key strategic supplier and customer relationships, enhancing the features and functionality of the Chemdex Marketplace and enterprise purchasing solution, and accelerating market awareness and demand for the Chemdex Marketplace. Accordingly, we intend to continue to invest heavily in sales, marketing and research and development activities. We have limited operating history upon which to base an evaluation of our business and we cannot assure you that our revenues will increase in future periods. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets such as electronic commerce.

   From inception, we have increased our level of spending to build our infrastructure and to develop our Chemdex Marketplace. We intend to continue to increase our marketing, sales, research and development and administrative activities and to increase other operating expenses as required to integrate the operations and technologies of any future acquisitions. We anticipate that these expenses could significantly precede any revenues generated by this increased spending.

   Our gross margin for the three months ended March 31, 1999 was approximately 5.8% and was trending downward. Distributors in general operate on very low margins. This is especially true in the life sciences research products market. Our gross margins on sales of life sciences research products are small relative to the margins earned by traditional distributors of life sciences research products. If we are unable to increase our revenues at a greater rate than our related costs, our margins may be reduced further, or possibly eliminated, which would have a significant negative impact on our financial results. We are dependent on the discounts we receive from our suppliers, and thus we are vulnerable to any potential decrease in these discount rates. Any such decrease would have a significant negative impact on our financial results. If we do not increase these discounts, and substantially increase our revenues and scale our business in a manner that generates significant operating efficiencies, including further automation of our purchasing solution, we may not be able to achieve profitability.

   Our gross profit margins on sales of VWR-distributed products will be lower than our margins on the other supplier products that we offer. We will generate no gross margin on sales of VWR-distributed products purchased through our Chemdex Marketplace by VWR's current top forty customers. In addition, we will receive minimal margins on the sale of third party products. To the extent sales of VWR-distributed products or third party products increase relative to, or displace, our sales of other supplier products, our average gross margins will likely decline, which would make it more difficult to achieve profitability.

   Genentech, Inc. accounted for approximately 82% of our revenues in the period ended March 31, 1999, and we currently expect to continue to derive a significant portion of our revenues from Genentech for the forseeable future. Our agreement with Genentech, in connection with its role as our initial test location for our purchasing solution provides that Chemdex will not receive price discounts on products of some suppliers purchased by Genentech if Genentech purchases specified minimum quantities of product through the Chemdex Marketplace. As a result, we receive little or no gross margins on sales of these supplier products to Genentech. The loss of revenues from Genentech, or the negotiation by other large enterprise customers for similar programs, would have a significant negative effect on our business, revenues, results of operations and financial condition.

   A key element of our strategy is to market our solution directly to life sciences organizations, and to succeed we must satisfy the purchasing departments, information technology groups and the individual researchers who are the users of our Internet-based purchasing solution. The time it takes to sell and implement our solution is long and we devote significant sales, marketing and management resources to the sales process without any assurance that the customer will use the Chemdex Marketplace. We are generally required to provide a significant level of education regarding the use and benefits of our Internet-based purchasing solution, due in part to the significant departure from traditional means of commerce and communications entailed by its adoption and use. Further, potential enterprise customers and a number of their departments typically engage in extensive internal reviews and analyses before making purchase decisions. The sale and implementation of our solution are subject to delays due to our customers' internal budgets and procedures for approving capital expenditures and deploying new technologies within their networks. These delays also impair our ability to generate revenue and could negatively affect our results of operations. Once an enterprise customer adopts our Internet-based purchasing solution, it takes time for researchers and other users within the enterprise to become aware of, learn to use and begin using our Chemdex Marketplace. The long sales cycle and the time it takes for researchers to begin using our Internet-based purchasing solution, could negatively affect our revenue growth, and makes it difficult to predict our results of operations.

   We recently entered into an agreement with VWR Scientific Products Corporation to jointly market VWR laboratory products using the Chemdex e-commerce platform. The agreement gives us the right to offer approximately 350,000 VWR-distributed products to our customers through the Chemdex Marketplace. We currently expect to make these products available through the Chemdex Marketplace in the third quarter of 1999. VWR and Chemdex are jointly developing an Internet purchasing solution for VWR's existing and future customers that will provide access to three categories of products:

  .  products distributed by VWR (VWR core products),

  .  products distributed by Chemdex (Chemdex core products), and

  . products that are not distributed by either VWR or Chemdex but are purchased from third parties (third party products).

   We will act as an intermediary under this agreement and will forward orders for VWR core products received through the Chemdex Marketplace to VWR for fulfillment and customer service. We will receive no fee for orders from VWR's 40 largest customers and we will receive a minimal fee for all other orders forwarded to VWR. We will be responsible for fulfillment and customer service for all Chemdex core product orders and orders for third party products from VWR customers received through the Chemdex Marketplace on similar terms and conditions as our other enterprise customers. VWR will provide services in connection with purchasing third party products for a processing fee paid by Chemdex. VWR and Chemdex will jointly market the co-branded version of the Chemdex Marketplace to VWR's existing and new customers, and will jointly solicit several key existing VWR suppliers to distribute, market and sell their products through the co-branded purchasing solution.

   We have recorded deferred compensation for options granted in 1998 and the three months ended March 31, 1999. As of March 31, 1999 we had recorded aggregate deferred stock compensation of $6.2 million. The deferred stock compensation is being amortized over the vesting periods of the stock options. We recognized a total of $372,285 and $352,291 in stock compensation expense during 1998 and the three months ended March 31, 1999, respectively. In addition to these charges, we expect to record an additional $2.5 million of deferred stock compensation in April 1999. The total charges to be recognized in future periods from amortization of deferred stock compensation as of April 30, 1999 are anticipated to be approximately $1.6 million, $2.2 million, $2.2 million, $1.8 million and $.1 million for the remaining nine months of 1999 and for 2000, 2001, 2002 and 2003, respectively.

   In connection with the strategic relationship with VWR, Chemdex issued 2,538,405 shares of common stock valued at $13.9 million. The fair value of the stock will be amortized, on a straight-line basis, into sales and marketing expense over four years, the estimated useful life of this intangible asset. Also, in connection with a five year, exclusive joint marketing agreement with the Biotechnology Industry Organization (BIO), we sold 187,500 shares of our common stock to BIO for a nominal amount of consideration. We will record the difference between the nominal amount per share price paid by BIO and the fair value as of the date of issuance, which is approximately $1.8 million, on a straight-line basis over the five-year term of the joint marketing agreement as a sales and marketing expense.

Quarterly Results of Operations

   Because we were a development stage company during 1997 and 1998 and have a short operating history, we believe that period-to-period comparisons prior to 1999 are less meaningful than an analysis of recent quarterly operating results. Accordingly, we are providing a discussion and analysis of our results of operations that is focused on the six quarters in the period ended March 31, 1999.

   The following table presents our unaudited quarterly operating results for the six quarters in the period ended March 31, 1999. You should read the following table together with our Financial Statements and related Notes in this prospectus. We have prepared this unaudited information on the same basis as the audited Financial Statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the operating results of any quarter.

                                         Three Months Ended
                          ----------------------------------------------------
                                             June     Sept.    Dec.     Mar.
                          Dec. 31, Mar. 31,   30,      30,      31,      31,
                            1997     1998    1998     1998     1998     1999
                          -------- -------- -------  -------  -------  -------
                                           (in thousands)
Statements of Operations
 Data:
Net revenues.............  $  --    $  --   $     3  $    --  $    26  $   165
Cost of revenues.........     --       --        --       --       22      156
                           -----    -----   -------  -------  -------  -------
Gross profit.............     --       --         3       --        4        9
Operating expenses:
  Research and
   development...........    196      364       414    1,026    1,635    2,293
  Sales and marketing....     86      219       297      710    2,021    3,188
  General and
   administrative........    121      190       422      489      644    1,015
  Amortization of
   deferred
   compensation..........     --       22        44      104      202      352
                           -----    -----   -------  -------  -------  -------
  Total operating
   expenses..............    403      795     1,177    2,329    4,502    6,848
                           -----    -----   -------  -------  -------  -------
Operating loss...........   (403)    (795)   (1,174)  (2,329)  (4,498)  (6,839)
Interest and other
 income, net.............     --        2        70      136      100       30
                           -----    -----   -------  -------  -------  -------
Net loss.................  $(403)   $(793)  $(1,104) $(2,193) $(4,398) $(6,809)
                           =====    =====   =======  =======  =======  =======

Results of Operations

  Net Revenues

   From inception through November 1998, Chemdex was in the development stage and had only nominal net revenues. Net revenues increased to $165,000 in the quarter ended March 31, 1999 as it was the first full quarter in which the Chemdex Marketplace was operational. Net revenues consist primarily of product sales to customers and charges to customers for outbound freight. Under most of our supplier agreements we are acting as a principal in purchasing products from our suppliers and reselling them to our customers so that we recognize revenues equal to the amount paid by our customers and cost of revenues equal to the amount we pay to our suppliers for these products. Under our principal-based agreements, we are responsible for selling the products, collecting payment from customers, ensuring that the shipment reaches customers and processing returns. In addition, we take title to products upon shipment and bear the risk of loss for collection, delivery and merchandise returns from customers. Some of our agreements with our suppliers treat us as an agent of the supplier, in which case we receive a percentage fee on product sales. We recognize revenue from product sales, net of any discounts, and from fees under our agency-based supplier agreements, when the products are shipped to customers. Products are shipped directly to customers by suppliers based on customer delivery date specifications.

  Cost of Revenues

   Cost of revenues consists primarily of the costs of acquiring products from our suppliers for sale to our customers. During the quarter ended March 31, 1999, cost of revenues increased primarily due to the increase in revenues. Cost of revenues is expected to increase in future periods reflecting increases in sales volume. Our gross margin for the quarter ended March 31, 1999 was approximately 5.8%. The low gross margin on product sales, primarily all of which were recognized under principal-based agreements, was due to our accepting low margins in order to increase early sales volume, customer adoption, and awareness of the Chemdex brand. We expect margins to remain low until we are able to negotiate larger discounts from our suppliers.

  Operating Expenses

   Research and Development. Research and development expenses consist of personnel and other expenses associated with developing and enhancing software in support of the Chemdex Marketplace. Our research and development expenses have increased each quarter since inception primarily due to increased staffing and associated costs related to the design and development and maintenance of the Chemdex Marketplace, and content and design expenses. We believe that our success is dependent in large part on continued enhancement of the Chemdex Marketplace. Accordingly, we expect research and development expenses to increase in future periods.

   Sales and Marketing. Sales and marketing expenses consist primarily of advertising and promotion in support of the development of our marketing strategy and payroll and related expenses for personnel engaged in supplier relations and sales activities. Sales and marketing expenses have increased since inception as we have expanded our sales and marketing efforts. We intend to aggressively expand our supplier and customer relationships and to increase revenues and expand our brand awareness. Consequently, we expect to increase the sales and marketing expenses in future periods. In addition, sales and marketing expenses will increase significantly due to our recently established relationships with BIO and VWR.

   General and Administrative. General and administrative expenses consist primarily of salaries, fees for professional services and lease expenses. General and administrative expenses have increased primarily as a result of the addition of finance and administrative personnel and the costs of leasing additional office space to support our growth, as well as expenses related to increased professional service fees. We expect general and administrative expenses to increase in future periods to support our expanded operations and the expenses of being a public company.

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   Amortization of Deferred Compensation. We recorded aggregate deferred compensation of $6.2 million in connection with some of the stock options we granted through March 31, 1999. For the year ended December 31, 1998 and the three months ended March 31, 1999, we amortized $372,000 and $352,000, respectively, related to stock options. In April 1999, we recorded additional deferred compensation of $2.5 million related to stock option grants. The deferred compensation amounts are being amortized over the vesting period of the stock options, generally four years. See Note 6 of Notes to Financial Statements.

  Interest and Other Income, Net

   Interest and other income, net has been derived primarily from earnings on cash investments, offset by interest expense associated with our capitalized lease obligations for equipment purchases.

  Income Taxes

   We incurred operating losses and accordingly did not record a provision for income taxes for any of the periods presented. At December 31, 1998, we had net operating loss carryforwards and federal tax credits for federal income tax purposes of $7.5 million and $100,000, respectively. In addition, we had state net operating loss and research and development credit carryforwards of approximately $7.4 million and $100,000, respectively. These net operating losses and credits will expire in the years 2002 through 2018 if not utilized. Certain future changes in our share ownership, as defined in the Tax Reform Act of 1986 and similar state provisions, may restrict the utilization of carryforwards. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the assets due to our lack of earnings history. See Note 8 of Notes to Financial Statements.

VWR Transaction

   In connection with our agreement with VWR, VWR transferred to us information concerning VWR customers who purchased products from third party suppliers outside of VWR's primary product offering, and in exchange we issued shares of common stock to VWR. We intend to use this information to expand sales of our purchasing solution to these customers and adoption of the Chemdex Marketplace by these customers and suppliers. The deemed fair value of the common stock will be amortized as sales and marketing expense over four years, the estimated useful life of this intangible asset. The annual amortization will be approximately $3.5 million. See "Business--Strategic Relationship with VWR" and Note 9 of Notes to Financial Statements.

BIO Transaction

   The Biotechnology Industry Organization (BIO) recently selected Chemdex as its preferred supplier of electronic commerce purchasing solutions. As a result, we entered into a five-year, exclusive joint marketing agreement. As part of the joint marketing agreement, Chemdex will discount the fees we charge to BIO members for our solution and contribute cash payments to a joint marketing fund, to be used in connection with both parties' obligations under the joint marketing agreement. In addition, we sold 187,500 shares of our common stock to BIO for a nominal amount in consideration for BIO's participation in these joint marketing activities. BIO has the right to use a portion of the cash payments and any proceeds it receives from the sale of the common stock to support activities which may be unrelated to BIO's obligations under the agreement and which benefit its members and the biotechnology industry. The charge for BIO marketing activities will be expensed to sales and marketing as they are incurred. We will also record the difference between the nominal amount per share price paid by BIO for the purchase of our common stock and the fair value as of the date of issuance, which is approximately $1.8 million, ratably over the five-year term of the joint marketing agreement. See "Business--Relationship with BIO" and Note 9 of Notes to Financial Statements.


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

Liquidity and Capital Resources

   We have funded our operations primarily through the private sale of our equity securities, through which we have raised net proceeds of approximately $42.8 million through the quarter ended March 31, 1999. We have also financed our operations through equipment lease financing. As of March 31, 1999, our principal sources of liquidity included approximately $27.8 million of cash and cash equivalents and $4.1 million in equipment financing arrangements. The arrangements include an agreement with Oracle Credit Corporation for $1.1 million that provides for 12 equal quarterly payments of the financed amount commencing May 1, 1999, with interest imputed at 13.24% per year, and a $3.0 million equipment lease line agreement with a financial institution for a term of 48 months, with interest imputed at 13.02% per year. At March 31, 1999 there was $1.1 million in borrowings outstanding under the equipment financing arrangements. Subsequent to March 31, 1999, in April 1999, we raised an additional approximately $2.3 million in net proceeds from the private sale of our Series C Preferred Stock.

   Cash used in operating activities totaled $6.8 million in 1998 and $4.6 million for the quarter ended March 31, 1999, primarily due to our net losses, which were partially offset by non-cash charges of depreciation and amortization of deferred compensation and sales and marketing and interest expense related to warrants and increases in accounts payable and accrued expenses.

   Cash used in investing activities totaled $1.6 million in 1998 and $1.5 million for the quarter ended March 31, 1999. We have made substantial investments in computer equipment, computer software, office furniture and leasehold improvements.

   Net cash provided by financing activities was $13.0 million in 1998 and $27.9 million for the quarter ended March 31, 1999. Net cash from financing activities during 1998 and for the quarter ended March 31, 1999 resulted primarily from the sale of preferred stock. We expect to fund future operating expenses from revenues received from the sale of our products, public or private financing and the proceeds of this offering.

   We currently anticipate that the net proceeds from this offering, together with our current cash, cash equivalents, and equipment lease line, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in future periods through public or private financings, or other arrangements to fund our operations and potential acquisitions, if any, over a long-term basis until we achieve profitability, if ever. Any additional financings, if needed, might not be available on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and results of operations. If additional funds are raised through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.

Year 2000 Compliance

   Many currently installed computer systems and software products are unable to distinguish year 2000 dates. This situation could result in system failures or miscalculations causing disruptions in the operations of any business. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with year 2000 requirements. Our ability to operate is dependent upon delivery of accurate, electronic information via the Internet. To the extent year 2000 issues result in the long-term inoperability of the Internet or the Chemdex Marketplace, our business, results of operations and financial condition could be seriously harmed.

   We completed an assessment of our information technology systems for year 2000 problems in April 1999. We have not replaced any of our systems based on the results of our assessment. However, we have made modifications to some systems based on our assessment of year 2000 problems.


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

  Representations and Warranties to Our Customers

   We generally represent and warrant to our customers that the occurrence of the date January 1, 2000 and any related leap-year issues will not cause the Chemdex Marketplace application software to fail to operate properly. Our warranty generally applies only to our software and excludes failures resulting from the combination of our software with other software or hardware, unauthorized changes to the software or network connectivity problems, including, without limitation, problems connecting to the Internet or problems relating to Internet service providers. If we breach this warranty, the recourse that our customers may seek is limited to the prompt correction by us at our own expense of any failure of our software to the reasonable satisfaction of the customer.

  Our Testing of Our Online Marketplace Application Software

   We have internally reviewed the Chemdex Marketplace application software. We have performed industry-standard procedures to test our internally developed applications for year 2000 compliance. Based on our testing, we believe that our internally developed applications and systems are designed to be year 2000 compliant. In addition, we hired a consultant to perform additional testing, including a year 2000 readiness audit of our internally developed online application software. The consultant's audit report concluded that our online application software is year 2000 compliant.

   Assessment of Third-Party Equipment and Software. We utilize third-party equipment and software that may not be year 2000 compliant. Failure of third party equipment or software, or the interface of our applications with this equipment or software, could result in a material adverse effect on our business, results of operations and financial condition. We are currently assessing the year 2000 risks of our third-party desktop systems that are unrelated to the Chemdex Marketplace. We have contacted the vendors of most of our third-party software and equipment to assess the year 2000 risks of our third-party systems that are unrelated to the Chemdex Marketplace. We have received year 2000 compliance letters from some of these vendors. We are also in the process of contacting the few remaining vendors with whom we have not yet spoken in order to assess their year 2000 compliance. Based on these vendors' representations, we believe that there are a number of third-party hardware and software systems, some of which are material to our operations, that require some upgrade in order to be year 2000 compliant. The failure of these vendors to address their Year 2000 issues may require us to seek alternative vendors or, if possible, to develop our own solutions. The time and resources required to find alternative vendors and to transition our systems could increase our costs of doing business, require us to allocate our own resources away from our core business, and delay development of our own technology and operations. We plan to complete our assessment of the risk posed by these third-party systems to our operations by the end of September 1999.

   Interaction of Our Marketplace with Supplier and Customer
Systems. Furthermore, the success of our efforts may depend on the success of our suppliers, customers and strategic partners in dealing with their year 2000 issues. Many of these organizations' systems may not yet be year 2000 compliant, and the impact of failure of these systems on the Chemdex Marketplace is difficult to determine. The availability of products from our suppliers and the purchasing patterns of our customers or potential customers may be affected by year 2000 issues.

   In addition, until some of the billing and cash collection functions for the sale of third party products are transitioned to us, we are dependent upon VWR's systems, which may not be year 2000 compliant, for receiving payment for third party products. If the systems of any of our suppliers or customers, and particularly, if VWR's billing and cash collection systems, are not year 2000 compliant, our business, revenues, results of operations and financial condition could be severely harmed.

   According to its public filings, VWR is implementing enhancements to its computer systems to satisfy its future requirements. During 1997, VWR purchased an enterprise-wide computer system package that is replacing many of VWR's systems, including order entry, purchasing, and financial systems. VWR completed the initial

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

rollout of the new systems during the fourth quarter of 1998. VWR had an external review conducted by an independent information technology-consulting firm to identify legacy computer systems that could be affected by the year 2000 issue, when they would be affected, and how the year 2000 issues may be remedied. The extent of Year 2000 remediation performed by VWR was coordinated with the new systems implementation timetable. VWR is transitioning to the new system on a regional basis and expects to be completed in the third quarter of 1999. VWR's new system, together with other planned system changes, is intended to address its year 2000 issues.

  Our Contingency Planning Effort

   We are engaged in an ongoing year 2000 assessment and are gathering information for the development of contingency plans. We are in the process of contacting our strategic partners and major customers to gauge their year 2000 compliance and request year 2000 compliance information and letters. We expect to receive responses from our critical suppliers, strategic partners and major customers by the end of September 1999. The nature and extent of our contingency plans will depend on the responses received from our critical suppliers, strategic partners and major customers. We have not yet identified our worst-case scenario resulting from a year 2000 failure. Without a worst-case scenario contingency plan we may not have enough time to implement contingency planning and complete remedial measures. We do not have any contingency plans to date and intend to develop and complete contingency plans in the fourth quarter of 1999.

  Costs of Addressing Year 2000 Compliance

   To date, our costs to address year 2000 compliance have been approximately $500,000 and are included in operating expenses funded from working capital. We anticipate the additional costs to address year 2000 compliance will be approximately $800,000. We currently have not deferred other information technology projects due to our year 2000 efforts. Significant uncertainty exists concerning the potential costs and effects associated with year 2000 compliance. Any year 2000 compliance problem experienced by us, our customers, suppliers or strategic partners could decrease the demand for or availability of products, which could seriously harm our business, operating results and financial condition.

Recent Accounting Pronouncements

   In June 1998, the FASB issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which we will be required to adopt for the year ending December 31, 2000. This statement establishes a new model for accounting for derivatives and hedging activities. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative financial instruments and do not currently engage in hedging activities, adoption of FAS 133 is expected to have no material impact on our financial condition or results of operations.

   In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize some of the costs related to internal-use software once the applicable criteria have been met. We expect that the adoption of SOP No. 98-1 will not have a material impact on our financial position or results of operations. We will be required to implement SOP No. 98-1 for the year ending December 31, 1999.

   In April 1998, the AICPA issued SOP 98-5, Reporting for the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations to be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We expect that the adoption of SOP No. 98-5 will not have a material impact on our financial position or results of operations. We will be required to implement SOP No. 98-5 for the year ending December 31, 1999.


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

Recent Developments

   Our net revenues for the three months ended June 30, 1999 are approximately $2.8 million. We have not yet finalized the other aspects of our results of operations for the three months ended June 30, 1999, including our cost of revenues, operating expenses and net loss. As discussed in "Risk Factors," our gross margins are low, we are planning on increasing our operating expenses and we expect our losses to increase in the future.

Qualitative and Quantitative Disclosures about Market Risk

   Our sales from inception to date have been made to U.S. customers and, as a result, we have not had any exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. However, in future periods, we expect to sell in foreign markets, including Europe and Asia. As our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. At March 31, 1999, we did not hold any short or long-term investments and, therefore, did not have any market risk exposure related to changes in interest rates. Therefore, no quantitative tabular disclosures are required. At March 31, 1999, our cash and cash equivalents consisted primarily of money market funds and commercial paper held by large institutions in the U.S.

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

                                   BUSINESS

Overview

   Chemdex is a leading provider of e-commerce solutions to the highly fragmented life sciences industry. We enable life sciences enterprises, researchers and suppliers to efficiently buy and sell research products through the Chemdex Marketplace, a secure, Internet-based purchasing solution. The Chemdex Marketplace utilizes an advanced search engine and software to allow users to easily identify, locate and purchase life sciences research products. We believe the Chemdex Marketplace and purchasing solution provide significant benefits to enterprises, researchers and suppliers.

Industry Background

  Growth of Business-to-Business Commerce on the Internet

   The Internet has emerged as the fastest growing communications medium in history and is dramatically changing how businesses and individuals communicate and share information. International Data Corporation estimates that the number of Internet users will grow from 97 million at the end of 1998 to 320 million by 2002, though Chemdex may not benefit from this growth. The Internet has created new opportunities for conducting commerce, such as business-to-consumer and person-to-person e-commerce. Recently, the widespread adoption of intranets and the acceptance of the Internet as a business communications platform has created a foundation for business-to-business e-commerce that offers the potential for organizations to streamline complex processes, lower costs and improve productivity. Internet-based business-to-business e-commerce is poised for rapid growth and is expected to represent a significantly larger opportunity than business-to-consumer or person-to-person e-commerce. According to Forrester Research, business-to-business e-commerce is expected to grow from $43 billion in 1998 to $1.3 trillion in 2003, accounting for more than 90% of the dollar value of e-commerce in the United States by 2003, though Chemdex may not benefit from this growth.

   The dynamics of business-to-business e-commerce relationships differ significantly from those of other e-commerce relationships. Business-to-business e-commerce solutions frequently automate or otherwise impact workflows or processes that are fundamental to a business's operations by replacing various paper-based transactions with electronic communications. In addition, business-to-business e-commerce solutions must often be integrated with an enterprise's existing information systems, a process that can be complex, time-consuming and expensive. Finally, personnel throughout the enterprise must be trained to use the solution. Consequently, selection and implementation of a business-to-business e-commerce solution represents a significant commitment by the enterprise, and the costs of switching solutions are high. In addition, because business transactions are typically recurring and non-discretionary, the average order size and lifetime value of a business-to-business e-commerce customer is generally greater than that of a business-to-consumer e-commerce customer.

   Business-to-business e-commerce solutions that offer improved efficiency through the automation of business processes and workflows are being targeted toward a variety of industries. These solutions are likely to be most readily accepted by industries characterized by a large number of buyers and sellers, a high degree of fragmentation among buyers, sellers or both, significant dependence on information exchange, large transaction volume and user acceptance of the Internet.

  The Life Sciences Research Products Market

   The life sciences research products market is large and growing, with a myriad of customers and suppliers. According to the Laboratory Products Association, the North American life sciences research products market was estimated to be approximately $9.4 billion in 1998. Outside of North America, the life sciences research products market is concentrated in Europe and Japan. The growth in the life sciences research products market is driven by increasing research and development expenditures by pharmaceutical and biotechnology companies, as well as an increase in the level of research funding available for grant by the National Institutes of Health,

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similar international government agencies and private foundations. Research and development budgets have been increasing as new discovery tools, such as genomics, combinatorial chemistry and high-throughput screening, are developed and utilized. These new technologies allow researchers to experiment with thousands of chemical compounds simultaneously, which requires extensive use of reagents and other life sciences research products.

   The life sciences research products market is highly fragmented. There are over 5,000 suppliers offering more than one million products, many of which are highly specialized. Life sciences research products include reagents, chemical compounds, specialty chemicals, consumables, research instruments and other equipment. The primary purchasers and users of life sciences research products are research scientists working in pharmaceutical and biotechnology companies, and academic and research institutions.

  Limitations of Traditional Purchasing Methods for Life Sciences Research Products

   Traditional purchasing methods in the life sciences industry are inefficient, costly and time consuming for both the researcher and the enterprise. Product orders are traditionally handled through an internal, paper-based purchasing process that requires manual preparation of a purchase order, written approval by the researcher's purchasing manager and manual order tracking, billing and reporting across multiple departments within the enterprise. Researchers, or their purchasing agents, place orders by telephone, fax or e-mail and typically must place orders with multiple suppliers to obtain all products related to a single research experiment. Additionally, the paper-based orders are costly for purchasers and suppliers to track and bill, and the decentralized order process does not facilitate data collection, which is required to take full advantage of volume discounts or other economies of scale. In addition, given the specialized and complex nature of life sciences research products, the researchers have specific and unique knowledge regarding product selection. Therefore it is difficult to integrate these purchases with the enterprise's purchasing policies and business rules.

   The fragmentation of the life sciences supplier base also creates inefficiencies for researchers. Since the researcher is often searching for a specific product to meet the parameters of a research experiment, the current paper-based purchasing process is complex, cumbersome and time-consuming. For example, a life sciences researcher studying intracellular communications related to cancer cells may need to purchase select antibodies for use in a research experiment. There are numerous suppliers of antibodies, and product specificity, reactivity, purity and other characteristics vary among suppliers. Researchers may spend several hours examining multiple paper product catalogs and other information from different suppliers to identify the most appropriate product.

   Traditional purchasing methods also present a number of challenges to suppliers trying to reach life sciences researchers with product information. Due to the high cost of printing and distributing paper catalogs, suppliers cannot cost-effectively manage frequent updates and distribution of time-sensitive information. In addition, individual researchers frequently move from enterprise to enterprise, making it difficult for suppliers to maintain contact with them. While some suppliers have developed Internet websites to communicate with individual researchers, few have invested the significant time and money required to establish an effective e-commerce channel with their customer base. Most suppliers, often very small in size, have limited resources available to support the growing challenge of marketing and selling to the fragmented, worldwide life sciences research products market.

  Opportunity for Business-to-Business E-commerce Solution

   Recognizing the limitations of traditional purchasing methods, several large pharmaceutical and biotechnology companies have developed automated purchasing systems. These systems attempt to streamline the purchasing process and leverage purchasing volumes, but often have limitations. These solutions may only offer access to the products of a limited number of suppliers and may not be scalable. In addition, enterprises incur significant costs developing internal solutions, integrating them with other enterprise systems and maintaining their compliance with the enterprise's business rules and purchasing policies.

   Despite efforts by these enterprises, the fragmentation and complexities of the life sciences industry and the current paper-based purchasing process create the need for a business-to-business e-commerce solution that

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

seamlessly links suppliers and purchasers of research products. To effectively address the needs of the life sciences enterprise, a solution must be cost-effective, easily implemented and maintained, enable the enterprise to enforce its particular purchasing policies and business rules, enable the collection of data to maximize volume purchase discounts and interface to multiple suppliers. To effectively address the needs of the researcher, a solution must be easy to use and provide comprehensive product selection, in-depth product information, specialized search capabilities and an efficient order and order-tracking mechanism. To effectively address the needs of customers and suppliers, it is important that the solution offer a neutral and fair marketplace with full catalog descriptions of products and retail product pricing information. Such information must also be fairly and accurately presented to researchers. In addition, the solution should offer suppliers an opportunity for incremental sales, the ability to offer customer-specific pricing and an opportunity to leverage any existing electronic catalogs that may have been implemented by the supplier.

The Chemdex Solution

   Chemdex is a leading provider of e-commerce solutions to the life sciences research products market. The Chemdex Marketplace is a secure, Internet-based purchasing solution that enables life sciences enterprises, researchers and suppliers to efficiently buy and sell life sciences research products. The Chemdex Marketplace utilizes a database of approximately 225,000 life sciences research products, advanced search engines and transaction software that enable users to easily identify, locate and purchase the products they need. We also provide applications that enable our customers and suppliers to interface with the Chemdex Marketplace to automate their transactions. In addition to the Chemdex Marketplace, we provide professional and implementation services to enable our customers to take full advantage of the capabilities of the Chemdex Marketplace.

  Benefits to the Enterprise

   Chemdex's purchasing solution enables enterprises to integrate their business rules and processes, and negotiated supplier pricing with the Chemdex Marketplace. We also provide enterprises the option of tailoring our solution to meet their needs. Our purchasing solution requires minimal investment of time and capital by our enterprise customers to install, maintain and use. Our solution automates, consolidates and monitors the approval and invoicing process as well as the order placement and delivery information for the enterprise. In addition to reducing the cost of purchasing, our solution allows our enterprise customers to enforce their particular business rules and aggregate purchases to obtain volume discounts and other economies of scale. The Chemdex Marketplace resides entirely on our servers, is accessible by standard browsers and requires minimal software installation or integration at the customer site.

  Benefits to the Researcher

   Researchers, research assistants and other users within enterprises benefit from the Chemdex Marketplace because it offers them convenient and easy one-stop shopping. A researcher can use our advanced search engine to identify and locate products from a broad product database and can use our automated ordering and approval process to purchase products. For example, our solution allows a researcher to personalize a list of product favorites to facilitate product selection and recurring orders. The Chemdex Marketplace offers other advantages over the traditional paper catalog alternative, including the online ability to compare various products from a single or multiple suppliers and track the progress of an order. These features result in significant time savings for the researcher.

  Benefits to the Supplier

   We offer suppliers a cost-effective opportunity to reach more customers and sell more products by establishing or enhancing their Internet presence and providing links to existing online or electronic catalogs. The Chemdex Marketplace also offers suppliers the capability to implement customer-specific pricing, update product information and introduce new products without being limited by specific catalog publication cycles. In

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

many cases, the Chemdex Marketplace will appeal to suppliers as being less costly than traditional distribution or representation arrangements because, among other factors, our purchasing discounts may be less than those of traditional distributors. We plan to provide tools to our suppliers that enable the online update and modification of their product databases hosted on our servers, or to integrate the Chemdex Marketplace directly with their systems. The Chemdex Marketplace is neutral in that its search capability identifies products that meet the researchers' search criteria, and provides an unbiased comparison of product characteristics and pricing to allow the researcher to make a reasoned choice based upon the information provided by suppliers.

The Chemdex Strategy

   Our objective is to expand upon our position as a leading e-commerce solution for the life sciences industry. Our strategy to achieve this objective includes the following key elements:

   Capitalize on Market Position and Build Customer Brand Recognition. We intend to capitalize on the fact that we are one of the first companies to offer an e-commerce solution to the life sciences research products market by offering the most comprehensive e-commerce solution to the life sciences research products market. We also intend to pursue strategic relationships with industry leaders, such as those we have established with VWR Scientific Products Corporation (VWR) and the Biotechnology Industry Organization (BIO), to accelerate market awareness and demand for our e-commerce solution. We intend to leverage our strategic relationship with VWR to gain entry into and establish relationships with their enterprise customers and life sciences research product suppliers. We also intend to pursue an aggressive brand development strategy through targeted advertising and promotions, press coverage and participation in trade associations and industry events.

   Expand Product Offering and Increase Adoption of the Chemdex Marketplace. We believe our breadth of products and purchasing solution provide us with an essential foundation for a comprehensive e-commerce solution for the life sciences industry. We currently offer approximately 225,000 products from approximately 110 suppliers. We have agreements with suppliers that provide us access to approximately 550,000 additional products that we plan to add to the Chemdex Marketplace, including approximately 350,000 VWR-distributed products. We intend to advance our market leadership by continuing to expand the selection of life sciences research products offered through the Chemdex Marketplace. A growing number of suppliers and products in the Chemdex Marketplace will potentially draw more enterprise customers and accelerate adoption by researchers. As the Chemdex Marketplace attracts a critical mass of enterprise customers and researchers, we believe the buying power of these customers will attract additional suppliers to our marketplace. We also believe this growth cycle will help create a network effect, where the value to each in the network increases with the addition of each new participant, increasing the overall value of the Chemdex Marketplace.

   Increase Usage of Chemdex Marketplace and Increase Our Productivity. We intend to aggressively increase the base of enterprise customers using the Chemdex Marketplace, and drive rapid adoption within current and future enterprise customers. Our hosted, Internet-based purchasing solution can be quickly and easily installed at the enterprise, reducing the initial commitment of time and capital for new enterprises adopting our solution. To encourage implementation throughout the enterprise, we charge minimal initial fees, and in some cases waive initial fees if customers achieve minimum purchase volumes. Additionally, we will continue to educate users within our existing and future enterprise customers about the benefits of our solution and provide training on its use, thereby accelerating adoption. The cost of processing individual transactions will drop as the volume of transactions processed by the Chemdex Marketplace continues to grow, and through increased volumes and further automation of our solution, we will strive to increase productivity across our business.

   Maintain Technological Leadership. We intend to continue to improve our technology to meet the evolving needs of our customers. We will continue to expend substantial efforts to develop, purchase or license technological advancements to our purchasing solution to enhance its reliability, functionality and ease of integration with existing or newly developed enterprise resource planning applications and other purchasing systems. We intend to further automate the collection of product information from key suppliers, which will enable timely updates of product information, as well as inventory availability. We also intend to improve our customer- and supplier-specific pricing flexibility and to enable purchasing in multiple foreign currencies.

   Expand Internationally. We believe the international scope of the Internet, the global reach of many of our customers and the worldwide demand for life sciences research products present opportunities to expand our Chemdex Marketplace internationally. The non-U.S. life sciences research products market is highly concentrated in Europe and Japan, and U.S. suppliers have a substantial presence in these markets. We plan to leverage our technology, expertise and existing supplier relationships to expand our Chemdex Marketplace to Europe and Asia.

The Chemdex Marketplace

   Our Chemdex Marketplace consists of a broad database of approximately 225,000 life sciences research products and advanced search engine and transaction software that enable users to easily identify, locate and purchase the products they need. We also provide applications that enable our customers and suppliers to interface and automate the information exchange with the Chemdex Marketplace. In addition to our Chemdex Marketplace and Internet-based applications, we provide professional and implementation services to enable our customers to take full advantage of the capabilities of the Chemdex Marketplace. We believe that our business model, which is based on negotiated price discounts from our suppliers rather than transaction fees payable by the customer, will further drive usage of the Chemdex Marketplace. In addition, our customer support and sales group helps customers understand both the business and technical benefits of the Chemdex Marketplace and provides one-on-one education and training to increase user adoption.

   The following chart summarizes the key services supported by the Chemdex Marketplace and the features of these services.

                        Services Supported                  Chemdex Features
-------------------------------------------------------------------------------------
  Enterprise    . Purchasing system management     . Interface to existing enterprise
                                                     network and ERP software
                                                   . Automated order approval process
                . Approval and purchase of life    . Summary invoicing and reporting
                  sciences research products
                                                   . Enforcement of business rules
                                                   . Customized supplier pricing
                                                   . Comparative price/product
                                                     shopping
-------------------------------------------------------------------------------------
  Researcher    . Identification, comparison and   . One-stop shopping
                  purchase of life sciences        . Search engine to identify,
                  research products                  locate and compare products
                                                   . Current, detailed product
                                                     information
                                                   . Automated order submission and
                                                     status
                                                   . Recurring order form
-------------------------------------------------------------------------------------
  Supplier      . Sale of life sciences research   . Support integration with
                  products                           supplier sales order flow
                                                   . Automated order submission and
                                                     tracking
                                                   . Automated process for updating
                                                     and adding product/price
                                                     information
                                                   . Customer support services


   How it works for the enterprise. The enterprise customer interface with the Chemdex Marketplace varies based upon the customer's existing purchasing system. Our applications and services can be implemented as a stand-alone solution, or can be integrated with existing systems or other commercially available purchasing solutions. Our applications are designed to be easily customized to match the workflow requirements and business rules of the enterprise. We also provide access to the Chemdex Marketplace through our web site. In most cases, the most important impact of our solution is paperless automation of the purchasing approval process. Purchasing limits are most often applied on an individual researcher or project basis, and the Chemdex Marketplace interfaces with the enterprise's system to ensure compliance with defined limits. Our solution can be integrated with enterprise financial accounting systems to further automate specific product purchase information. The enterprise's information technology group has few support requirements beyond the initial installation, since the Chemdex Marketplace is entirely hosted on our client servers with all recurring product upgrades managed and installed by us.

   How it works for the researcher. The researcher most often interfaces with the Chemdex Marketplace to order specific products for research experiments. In many cases, the researcher needs the same items on a regular basis and our solution allows a researcher to personalize a list of "favorites" to facilitate product selection and recurring orders. The Chemdex Marketplace also provides robust product search capabilities that help researchers identify new products needed to meet the specific characteristics required for an experiment. Researchers have password access to the system, and can easily process their recurring orders, as well as orders for new products. The system allows the researcher to identify the incremental shipping costs for expedited processing, and provides for automated paperless processing of an order once the product selection is complete. The researcher is also able to track the status of individual orders within the system, reducing the time required to communicate with purchasing personnel or suppliers.

   How it works for the supplier. Electronic versions of product catalogs are provided to us in a variety of file formats. These files are converted to searchable data which is loaded into the Chemdex Marketplace using a number of sophisticated product loading algorithms. Our content engineering staff then reviews the data as loaded in the Chemdex Marketplace to ensure proper classification for purposes of product searches. The ability to process large volumes of complex catalog information is an important core competency which allows us to afford maximum flexibility to our suppliers in loading data and updating information. We also provide suppliers the ability to readily update their product information to include revised pricing, new product introductions or additional product details of interest to the customers. We send product order information to suppliers in a number of electronic media forms, including electronic data interchange, e-mail, HTML or flat file, to maximize automation and integration with existing supplier software systems.

   Future Services. Chemdex anticipates that aggregated product purchasing and sales information will ultimately be valuable to both suppliers and customers. After accumulating significant historical data regarding buying patterns, we intend to make non-confidential, aggregated information available to both suppliers and customers as an additional service.

Our Customers

   Our target customers are pharmaceutical and biotechnology companies and academic and research institutions. As of March 31, 1999, we have entered into agreements to provide our purchasing solution to 17 enterprise customers and sold life sciences research products to over 250 users. Subsequent to March 31, 1999, we have entered into agreements with an additional 32 enterprise customers. Sales to Genentech researchers accounted for approximately 82% of our total revenue for the quarter ended March 31, 1999. None of our customers, other than Genentech, has contributed more than 10% of our total revenue for the quarter ended March 31, 1999.

   The following is a list of our enterprise customers that had used the Chemdex Marketplace to purchase life sciences research products as of March 31, 1999:

     CV Therapeutics             Maxygen, Inc.
     Elan Pharmaceuticals        Phyton, Inc.
     Eos                         Raven Biotechnologies
     Genentech, Inc.             Roche Bioscience
     Harvard University          Telik, Inc.
     HemaSure, Inc.              University of Illinois
     Immune Complex Corporation  VaxGen, Inc.

   We also sell life sciences research products to registered users who are not affiliated with our enterprise customers through our web site at www.chemdex.com. Because of the nature of some of the products we sell, we are taking steps to register unaffiliated users to our web site to ensure that they are associated with pharmaceutical or biotechnology companies, or academic or research institutions.

   Although we intend to increase our sales and marketing efforts, we expect that we will continue to generate a significant portion of our revenue from a limited number of customers for the foreseeable future. If we do not increase the number of our customers, or if we lose any of our current customers or do not generate as much revenue from them as we expect, our business would be significantly harmed.

Our Suppliers

   We believe the value and benefit to our customers of our purchasing solution is directly related to the breadth and depth of life sciences research products offered through our Chemdex Marketplace. We currently offer approximately 225,000 products from approximately 110 suppliers. We have agreements for approximately 550,000 additional products which we plan to add to our Chemdex Marketplace, including approximately 350,000 VWR-distributed products. We anticipate that a majority of these products, which are related to VWR, will be loaded in the Chemdex Marketplace by the third quarter of 1999 and that the remaining products will be loaded by the end of the fourth quarter of 1999. The following is a list of our largest product suppliers based on our revenues for the quarter ended March 31, 1999;

     Accurate Surgical and Scientific       Molecular Probes, Inc.
     Amersham Life Science Inc.             New England BioLabs Inc.
     Biosource International, Inc.          PeproTech, Inc.
     CN Biosciences, Inc.                   PharMingen
     CHEMICON International, Inc.           Pierce Chemical Company
     Clontech Laboratories, Inc.            Research Organics, Inc.
     Dako Corporation                       Spectrum Quality Products, Inc.
     Endogen, Inc.                          Stratagene
     Kirkegaard & Perry Laboratories, Inc.  United States Biological
     Lancaster Synthesis Ltd.

   We currently have eleven employees who are responsible for maintaining existing relationships and establishing new relationships with suppliers.

Strategic Relationship with VWR

   We recently entered into a strategic relationship agreement with VWR Scientific Products Corporation to jointly market VWR laboratory products using the Chemdex Marketplace. VWR is one of the laboratory supply industry's largest distributors. The agreement gives us the right to offer approximately 350,000 VWR-distributed products to our customers through the Chemdex Marketplace. We currently expect to make the majority of these products available through the Chemdex Marketplace in the third quarter of 1999. VWR and Chemdex are jointly developing a hosted, co-branded Internet purchasing solution for VWR's existing and future customers that will provide access to three categories of products:

  .  products distributed by VWR (VWR core products),

  .  products distributed by Chemdex (Chemdex core products) and

  . products that are not distributed by either VWR or Chemdex but are purchased from third parties (third party products).

   With respect to sales of VWR core products, we will act as an intermediary and will forward orders received through the Chemdex Marketplace to VWR for fulfillment and customer service. We will receive no fee for orders for VWR core products from VWR's 40 largest customers and we will receive a minimal fee for all other orders for VWR core products forwarded to VWR. We will be responsible for fulfillment and customer service for all Chemdex core product and orders for third party products received from VWR customers through the Chemdex Marketplace. Under the terms of the agreement, VWR will provide support for the purchase of third party products in return for a fee which approximates VWR's costs incurred.

   VWR and Chemdex will jointly market VWR core products and Chemdex core products to VWR's existing and new customers and will jointly solicit several key existing VWR suppliers to distribute, market and sell their products through the Chemdex Marketplace. We believe the VWR strategic relationship will enhance and broaden the Chemdex Marketplace, and the availability of third party products will enable us to offer complete fulfillment capability to current and future VWR customers through the co-branded Chemdex Marketplace. We believe the VWR strategic relationship will accelerate adoption of the Chemdex Marketplace by VWR customers, which include major U.S. pharmaceutical and biotechnology companies, and will enable us to establish relationships with additional key suppliers and customers.

   As part of the strategic relationship, Jerrold Harris, the President and Chief Executive Officer of VWR, joined our board. In addition, VWR received 2,538,405 shares of our common stock. VWR is subject to contractual limits on their percentage ownership of our stock, except in connection with the acquisition of our stock by specified companies. See "Related Party Transactions."

Relationship with BIO

   The Biotechnology Industry Organization (BIO) recently selected us as its preferred supplier of electronic commerce solutions. As a result, we entered into a five-year, exclusive joint marketing agreement with BIO. We believe this agreement will significantly facilitate the selection and adoption of the Chemdex solution by BIO's members and provide us with a significant competitive advantage. Under the agreement, BIO will endorse us as the preferred provider of electronic commerce purchasing solutions to the biotechnology industry and engage with us in joint marketing activities, including endorsement of Chemdex through BIO-sponsored speaking engagements, in BIO publications and direct marketing materials, at BIO shows and conferences, and on the BIO web site. As part of the joint marketing agreement, we will discount the fees we charge to BIO members and contribute cash payments to a joint marketing fund, to be used in connection with both parties' obligations under the joint marketing agreement. In addition, we sold 187,500 shares of our common stock to BIO for a nominal amount in consideration for BIO's participation in these joint marketing activities. BIO is an industry organization that serves and represents the biotechnology industry, including more than 850 biotechnology companies, academic institutions, and state biotechnology centers, with 25 state affiliates and related organizations in 47 states and more than 26 countries. In addition to other industry supporting activities, BIO provides strategic purchasing services for its members through BIOPurchasing, BIO's national group purchasing division.

Our Technology

   The Chemdex Marketplace is a purchasing solution that resides entirely on our servers and is accessible by standard browsers, requiring minimal software installation at the customer site, and enabling rapid deployment of applications, enhancements and updates. Our production data center is hosted at Exodus Communication in Sunnyvale, California. This data center provides us with conditioned space and high bandwidth Internet connectivity.

   System Architecture. The Chemdex Marketplace includes three layers of technology:

  . Process and Communication Layer. This layer integrates our system with our customers' client applications using Internet technology protocols that can pass through an enterprise's network security wall, such as http, ftp and EDI, to provide a seamless operation of the Chemdex Marketplace and purchasing solution. This layer is implemented using standard web servers, and supports standard Internet protocols such as http, ftp and XML.

  . Electronic Services Layer. This layer delivers all of our system's functionality. The Chemdex Marketplace and purchasing solution uses existing and proprietary software to deliver proprietary services including Internet catalog development and maintenance tools, search functionality, workflow integration, product pricing and estimated shipping, handling and freight charges.

  . Enterprise Services Layer. This layer delivers some of the services required to run Chemdex's system, including financial services, development and maintenance of the product master database, customer service systems and the data warehouse. To meet our unique scale requirements for product information management, we developed a proprietary data warehouse system.

   Customer Integration. The Chemdex Marketplace can be configured and integrated to meet an enterprise customer's needs, including:

  . Customer View. The purchasing solution graphical user interface may be tailored for each enterprise customer, allowing an enterprise customer to select specific suppliers from our supplier list, and to customize the user's view in accordance with business rules and policies implemented by the purchasing department.

  . Login and Authentication. For enterprises that do not have a single authoritative directory services system enabling single login functionality across the enterprise, the Chemdex purchasing solution provides an authoritative enterprise authentication and authorization list along with the user roles, credit limits, and approval workflow. For enterprises that have a single authoritative directory services system, the Chemdex purchasing solution directly integrates with the enterprise's authoritative data source to maintain the current permitted user list, and provides seamless access by the user and simple management for the enterprise.

  . Purchasing Application Integration. The Chemdex purchasing solution integrates with commercial purchasing applications, such as Ariba or Commerce One, as well as internally developed purchasing applications, through Open Buying on the Internet, commonly known as OBI, an industry standard protocol for Internet purchasing, or by integrating directly with a proprietary format such as Ariba's cXML protocol.

  . Custom Pricing. We have developed algorithms to support existing contract pricing agreements between customers and suppliers. This custom pricing can be implemented either by (a) pricing contract tables that list discount rates for a specific product, buyer or supplier relationship; or (b) direct integration with the supplier systems to extract real time pricing and availability information.

   Search Services. Our search software leverages a combination of full text search and relational technology to deliver a unique search tool customized to the life sciences industry. Our search engine is customized to 11 levels of specific search categories associated with life sciences research products such as antibodies, enzymes, or other compounds. Each of the product specific search levels also includes parametric searching capabilities to search for products with specific attributes, or ranges of attributes.

   Product Pricing Estimation. We have developed algorithms to estimate shipping, handling and freight charges associated with any customer order. These algorithms integrate customer requirements for shipping delivery time, product weight, and product type (including requirements for hazardous materials and product packaging such as blue ice). These algorithms provide our users with estimated shipping, handling and freight cost, and make appropriate decisions given their delivery timing requirements.

   Workflow. We have developed simple workflow technology to implement each enterprise customer's business rules and processes. These workflow rules include credit limit checks, multilevel approval and e-mail based notification of any order changes. This system streamlines the purchasing process by automating approval routing, and enables real time customer service through direct customer notification.

   Technical Support. We offer technical support to respond to any customer service disruption. In addition to off-the-shelf site instrumentation and monitoring software, we have developed custom monitoring agents that measure key Chemdex application parameters. This proprietary software enables us to provide high quality technical support.

Sales, Marketing and Support

   We market and sell the Chemdex Marketplace and purchasing solution through a combination of our direct sales force, internal telemarketing sales and strategic relationships with partners such as VWR and BIO. Since our potential customers and users fall within a defined market segment, we are able to identify and target the purchasing decision makers and potential users who will influence the decision to adopt a purchasing solution.

   Our sales and marketing approach is designed to help customers and suppliers understand both the business and technical benefits of the Chemdex Marketplace and purchasing solution, and to promote user adoption through one-on-one education and training. Our field sales force focuses on large pharmaceutical and biotechnology companies and large academic and research institutions. Our telephone sales group focuses on small biotechnology companies and smaller research institutions. We are building an experienced professional services organization to facilitate the successful deployment of our purchasing solution, including integration with any enterprise resource planning software and customization with the enterprise's business rules. We intend to expand our direct sales force and professional services organization and to establish additional sales offices domestically and internationally. Competition for sales personnel is intense, and we may not be able to attract, assimilate or retain additional qualified personnel in the future.

   We conduct a variety of marketing programs to educate our target market, create awareness and attract customers to our Chemdex Marketplace. To achieve these goals, we leverage our existing customer base and engage in marketing activities such as seminars, direct mailings, trade shows, speaking engagements and web site marketing. We also conduct comprehensive public relations programs that include establishing and maintaining relationships with key trade press, business press and industry analysts. In addition, we engage in marketing programs within our enterprise customers to educate, convert and train researchers and purchasing agents to use the Chemdex Marketplace for their life sciences research product orders.

   We believe that we can establish and maintain long-term relationships with our customers and suppliers, and encourage repeat visits and purchases by our customers if, among other things, we have good account management, customer support and service. Our customer support and service personnel handle general customer inquiries and basic technical questions, answer customer questions about the ordering process and investigate the status of orders, shipments and payments. We have automated some of the tools used by our customer support and service staff, such as tracking screens that let our support staff track a transaction by any of a variety of information sources. At any time in the purchasing process, a customer can access our support staff by fax or e-mail by following prompts located throughout our web site or by calling our call center through our toll free telephone line. Our support staff is knowledgeable in life sciences research products and the life sciences industry.

   Our worldwide sales and marketing group consisted of 39 individuals as of March 31, 1999, 29 of whom were located at our Palo Alto, California headquarters and 10 of whom were located in regional offices in Ann Arbor, Michigan; Cambridge, Massachusetts; Princeton, New Jersey; and Columbia, Maryland.

Research and Development

   Our development organization is focused on developing and enhancing our enterprise purchasing solution, developing applications for and supporting the Chemdex Marketplace, and maintaining and improving our technology, infrastructure and database. The development group is supported by our quality assurance group, which implements a process designed to identify defects through the entire development cycle. We are currently in the process of developing and integrating new technology into our Internet-based purchasing solution as part of our planned release of several enhanced versions of the Chemdex Marketplace over the next few months. These new releases are planned to include significant enhancements to the user interfaces, database management and search technology, and security controls, and will allow us to offer VWR's products to our customers. As of March 31, 1999, our research and development group was comprised of 34 employees responsible for development and quality assurance.

   Research and development expenses were $196,000 in 1997 and $3.4 million in 1998. To date, substantially all software development costs related to the Chemdex Marketplace have been expensed as incurred by our employees. We believe that significant investments in research and development are required to remain competitive, and will be made in the areas listed above.

Proprietary Rights and Licensing

   Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business operating results.

   Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

Competition in our Industry

   The market for business-to-business e-commerce and Internet ordering and purchasing is new and rapidly evolving, and competition is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. We believe that the critical success factors for companies seeking to create Internet business-to-business e-commerce solutions include the following:

  .  quality and reliability of the Internet purchasing solution;

  .  breadth and depth of product offerings;

  .  brand recognition;

  .  installed base of customers; and

  .  ease of use and convenience.

   We face competition from four main areas: other companies with e-commerce offerings, traditional suppliers and distributors of life sciences research products, life sciences companies that have developed their own purchasing solutions and enterprise software companies that offer, or may develop, alternative purchasing solutions. Companies primarily focused on creating Internet purchasing solutions for the life sciences industry include SciQuest.com and Anderson Unicom Group, Inc. Traditional suppliers and distributors including Sigma Aldrich Corp., Fisher Scientific International, Inc., Merck KGaA Darmstaadt and VWR currently sell life sciences research products through paper catalogs and web sites. We could face further competition in the future from traditional suppliers and distributors that enter into business-to-business e-commerce over the Internet either on their own or by partnering with other companies. In addition, life sciences companies may already have, or may develop, their own purchasing solutions. Traditional enterprise software companies, such as SAP, IBM and Oracle, could in the future develop and offer a competitive purchasing solution that our customers could customize to link to their suppliers. Additionally, emerging enterprise software companies, such as Ariba, Inc. and Commerce One, Inc. offer purchasing solutions that could be customized to link to suppliers of life sciences research products.

   Our current and potential competitors may develop superior Internet purchasing solutions that achieve greater market acceptance than our solution. Many of our existing and potential competitors, including large traditional distributors, have longer operating histories in the life sciences research products market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Such competitors can undertake more extensive marketing campaigns for their brands, products and services, adopt more aggressive pricing policies and make more attractive offers to customers, potential employees, distribution partners, commerce companies and third-party suppliers.

   In addition, substantially all of our prospective customers have established long-standing relationships with some of our competitors or potential competitors. Accordingly, we cannot be certain that we will be able to expand our customer list and user base, or retain our current customers. We may not be able to compete successfully against our current or future competitors and competition could have a material adverse effect on our business, results of operations and financial condition.

Government Regulations

   In addition to regulations applicable to businesses generally, we are subject to direct regulation by governmental agencies listed in the bullet points below, which includes numerous laws and regulations generally applicable to the chemical, pharmaceutical, controlled substances, human and biological reagents, and nuclear chemical businesses, and environmental spills, as well as U.S. export controls, and import controls of other countries, including controls on the use and distribution of chemical reagents. We receive orders from purchasers for research chemicals and other laboratory products that we then electronically transmit to the appropriate suppliers. The suppliers then package, label and ship laboratory products directly to these purchasers. We take legal title to the products, but do not take physical possession of a shipment during any part of the transaction. Legal title generally passes to the purchaser at the time of product shipment; however, if the chemicals or other products are returned we also have legal title during the shipment of the returned products.

   We have been and intend to continue relying upon our suppliers to appropriately package and label and maintain records on the products according to local, state and federal laws. We have been and also intend to continue relying upon suppliers to hold all appropriate licenses. We rely on the suppliers' regulatory staff to confirm that the purchasers also have the appropriate governmental licenses and permits and expertise needed to order, receive and use any regulated substances. We are unable to verify the accuracy of our suppliers' regulatory staff determinations and their decisions whether or not to ship a product to a purchaser.

   Our reliance on suppliers' regulatory due diligence assessment of purchasers and the compliance by suppliers and purchasers with applicable governmental regulations may not be sufficient if we are held to need our own licenses. For example, if we are held to be a seller or a distributor of regulated products because we did take legal title, we may have inadvertently violated some governmental regulations by not having the appropriate license or permit and may be subject to potentially severe civil or criminal penalties and fines for each offense. A review of these sales found that they were generally made to academic or commercial purchasers and not to individuals. As described below, our suppliers have indicated to us that they regularly check the requisite licenses of purchasers. These facts could minimize the potential severity of any civil or criminal penalties and fines that could be imposed on us for each of these sales.

  We intend to continue to investigate our sales of regulated chemicals and may in the future voluntarily discuss with various governmental regulatory agencies whether these sales required us to obtain a license or permit. We may also seek clarification of whether our prior sales of these products will subject us to any civil or criminal penalties, including monetary fines and injunctions or other enforcement action. No assurance can be given by us that any penalties or fines will not result in a material adverse effect on our business, results of operations or financial condition. In addition, we may discover that we had inadvertently sold other regulated products without a requisite license or permit or failed to fully comply with other local, state or federal laws governing these sales.

   In addition to reviewing our past sales, we have conducted interviews with those suppliers that account for approximately 75% of prior sales. These suppliers were chosen as they are a representative cross-section of our suppliers that we believe may sell regulated products. We asked if they verify that the purchasers have the necessary federal licenses before making shipments and if they comply with applicable labeling and packaging requirements. We also asked the suppliers whether they are aware of any diversions or chemical spills, or of any past, pending, or threatened fines, violations, penalties, litigation, complaints or investigations regarding their shipment of products to our customers. In the course of these discussions, the suppliers informed us they have appropriate licenses and permits, and they routinely, as a matter of practice, verify whether the purchasers have the relevant licenses or permits, comply with labeling and packaging requirements, and are not aware of any diversions, or past, pending or threatened fines, violations, penalties, proceedings or investigations regarding their shipment of products to our customers. However, some suppliers have had small spills and been subject to fines for these spills and for failure to provide information on hazards or health risks presented by products, but they could not identify whether orders to Chemdex customers involved. Furthermore, we are unable to verify the accuracy of suppliers' statements that they have in the past complied, or will in the future comply, with laws applicable to these sales. In addition, we did not conduct investigations of all suppliers in the Chemdex database, and we do not have any current plans to do so. We could be significantly fined or exposed to significant civil or criminal liability, or suffer negative publicity, if these licensing, packaging, labeling, informational and other regulatory requirements have not been fully met by our suppliers or by us directly.

   We have reviewed the list of products in our current database to identify any products for which we may need a license or permit to sell. We have identified approximately 14,000 products that may be regulated, and we are currently evaluating these products. All of these regulated products will either be removed from our database, or be flagged so that we will not in the future sell them, but instead will refer the purchasers of these flagged products directly to suppliers. We cannot be sure that all regulated products have been removed from, or flagged in the database. In addition, new products that require us to obtain governmental licenses or permits may be inadvertently added to our database. We intend to begin instituting new quality control procedures, including the hiring of a regulatory compliance officer, to routinely screen our growing database, as well as increase the scrutiny of new products proposed to be added to the database to eliminate those products for which we are required to have licenses or permits to sell or distribute.

   Under the terms of our agreement with VWR, VWR provides support for the purchase of third party products, where purchasers may order products not listed in our database. The type and nature of these products cannot be anticipated. To help avoid inadvertent future sales of products for which governmental licenses or permits are required, we intend to institute a new screening procedure to identify any requests for purchases of regulated products and refer the purchaser directly to the suppliers, so that we are not involved in sales of these third party products. We cannot be sure that we may not inadvertently sell or cause to be sold and shipped products for which governmental licenses or permits are required.

   We have also relied on our suppliers to comply with applicable local, state and federal laws regarding the labeling and the dissemination of information on any products sold that may be hazardous or present a health threat to the user. If these suppliers have failed, or fail in the future, to adequately comply with labeling and information dispensing requirements of local, state or federal laws, then we may be held legally responsible since we briefly held title to these products, and could be subject to governmental penalties or fines, as well as private lawsuits to enforce these laws.

   We intend to offer for sale products that are intended solely for research uses to qualified purchasers. Unless we have the necessary licenses, permits and authorizations, or an exemption or exclusion applies, we do not intend to offer for sale or cause to be sold products that are, for example:

  . prescription or over-the-counter human or animal drugs that are regulated by the U.S. Food and Drug Administration ("FDA")
  . radioactive materials that are regulated by the Nuclear Regulatory Commission or state and local governmental authorities unless we have appropriate licenses or permits
  . biological products intended for the treatment of humans or animals, and that are regulated respectively by the FDA and U.S. Department of Agriculture ("USDA")
  . pathogenic bacteria, viruses or etiologic agents that may introduce any contagious or infectious disease of man or animal and which are regulated respectively by the Centers for Disease Control and USDA
  . controlled substances that are regulated by the Drug Enforcement Agency . biological agents, chemicals or toxins that are regulated under the
     Chemical Weapons Convention or the Centers for Disease Control
  . products to be imported or exported (no products are currently exported) that are regulated by the U.S. Department of Commerce or other regulatory agencies
  . explosive materials for which a license, permit or authorization is required under Bureau of Alcohol, Tobacco and Firearms regulations
  . newly-produced or imported ozone-depleting substances that are subject to production and importation bans under the Federal Clean Air Act and the Montreal protocol.

   We intend to continue to sell products for which we do not need a license, permit or authorization, or an exemption or exclusion applies, and will seek to comply with applicable local, state and federal laws and regulations governing the sale, packaging and labeling of these products, dispensing of information on health risks and hazards about a chemical, and record keeping concerning these products. However, our suppliers and we may inadvertently fail to comply with applicable laws in the future. Noncompliance could have a materially adverse impact on our business, results of operations and financial condition because of civil or criminal penalties and fines and negative publicity.

   For sales of VWR core products under our agreement with VWR and under agreements with a limited number of other suppliers, we act as a sales agent. In these situations, we do not take title to, or have possession of these suppliers' products. We rely on VWR and these other suppliers to comply with all applicable local, state and federal laws. Although we are acting as a sales agent for these suppliers and do not take legal title to, or possession of, these products, we may still be held liable if we cause to be sold regulated products to purchasers who lack required licenses to use, store and receive these products and if the suppliers of these products have failed to adequately comply with local, state or federal laws.

   Researchers and others who are not affiliated with an enterprise customer may register to purchase through our website, www.chemdex.com. Although we require unaffiliated users to provide information about themselves, we do not independently verify the accuracy of this information. Because we do not generally meet unaffiliated users in person or visit their work sites, we are even less able to gauge whether they have appropriate storage facilities, permits or licenses compared to enterprise customers with whom we generally have some direct contact or knowledge of their reputations. Therefore, we cannot be sure that we will not inadvertently sell, cause to be sold or delivered, products for which the purchasers lack appropriate local, state or federal licenses or permits or expertise or experience to handle or use these products. We may also be subject to significant civil or criminal penalties, fines or monetary judgments as well as negative publicity, if purchasers misuse or spill, or injure themselves or third parties with, the products purchased from us.

   We are unaware of any current investigations, inquiries, citations, fines, or allegations of violations or noncompliance pending by government agencies or by third parties against us. It is possible that there may be investigations or allegations we are not aware of or future investigations or allegations. We are currently reviewing applicable requirements with regard to past, present and continuing compliance, particularly concerning various licensing and sales issues. The risk that any noncompliance may be discovered in the future is currently unknown. Although any potential impact on us for noncompliance cannot currently be established, it could result in significant civil or criminal penalties, including monetary fines and injunctions, for noncompliance and negative publicity, and have a material adverse impact on our business, revenues, results of operations and financial condition.

   Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. It is also possible in addition to the above-listed examples of existing laws and regulations, as well as new tax laws and regulations, that new laws and regulations may be adopted or interpreted by the United States and foreign governments, to address the sale and distribution of life sciences research products utilizing the Internet. In addition, it is possible that governments will enact legislation that may be applicable to us in areas such as content, product distribution, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and re-transmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation, personal privacy, product liability and environmental protection, as well as the necessity for governmental permits, labeling, certifications and the need to supply information to relevant parties, is uncertain. Most of these laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure. Any of these factors could have a negative effect on our business, revenues, results of operations and financial condition.

Employees

   As of March 31, 1999, we had 87 full-time employees, including 34 in engineering, 39 in sales and marketing and 14 in general and administrative functions. We also employ independent contractors to support our engineering, marketing, sales and support, and administrative organizations.

Facilities

   Our executive, administrative and operating offices are located in approximately 33,000 square feet of leased office space located in Palo Alto, California under a lease expiring in December, 2003. We also maintain sales offices in Ann Arbor, Michigan; Cambridge, Massachusetts; Princeton, New Jersey; and Columbia, Maryland. We currently plan to relocate our executive, administration and operating offices to new facilities that have approximately twice the square footage of our current facilities within the next six months.

                                  MANAGEMENT

Directors and Executive Officers

   Set forth below is information regarding the directors and executive officers of Chemdex as of June 30, 1999.

   Name                              Age Position
   ----                              --- --------
   David P. Perry...................  31 President, Chief Executive Officer and
                                         Director
   Pierre V. Samec..................  36 Chief Information Officer
   Robin A. Abrams..................  48 Chief Operating Officer
   James G. Stewart.................  46 Chief Financial Officer and Assistant
                                         Secretary
   Martha D. Greer..................  45 Vice President, Marketing
   Thomas P. Kudrycki...............  40 Vice President, Engineering
   Derek McCall.....................  40 Vice President, Special Projects
   Robert W. Perreault..............  41 Vice President, Professional Services
   James S. Wambach.................  45 Vice President, Worldwide Sales
   David A. Weber...................  45 Vice President, Supplier Relations
   Charles R. Burke(1)..............  56 Director
   Brook H. Byers(1)................  53 Chairman of the Board
   Jonathan D. Callaghan(1).........  30 Director
   Jerrold B. Harris................  56 Director
   S. Joshua Lewis(2)...............  35 Director
   John A. Pritzker.................  45 Director
   Naomi O. Seligman................  66 Director
   Robert A. Swanson................  51 Director
   L. John Wilkerson(2).............  55 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

   David P. Perry co-founded Chemdex in September 1997 and has served as its President, Chief Executive Officer and a director since September 1997. From December 1995 to April 1997, he co-founded and served in various positions, including Chief Executive Officer, of Virogen, Inc., a biotechnology company. Mr. Perry has also held various positions at Exxon Corporation, including as a Refinery Operations Supervisor from January 1994 to May 1995, a financial analyst from March 1993 to January 1994, a project manager from September 1992 to March 1993 and an engineer from September 1990 to March 1992. Mr. Perry holds an M.B.A. from Harvard University and a B.S. in chemical engineering from the University of Tulsa.

   Pierre V. Samec joined Chemdex as its Chief Information Officer in July 1998. He previously held various positions at Charles Schwab and Co., Inc., a financial services company, including as its Senior Vice President, Retail Technology from January 1998 to July 1998, its Vice President, Software Engineering from July 1996 to February 1998 and its Vice President and Architect from January 1996 to June 1996. Mr. Samec also served as the Vice President, Software Engineering of Quintus Corporation, a software company, from August 1993 to December 1995. Mr. Samec holds an engineering degree from Ecole des Mines de Paris and a Ph.D. from Stanford University.

   Robin A. Abrams has served as the Chief Operating Officer of Chemdex since June 1999. Prior to joining Chemdex, Ms. Abrams served as the President of Palm Computing Inc. and the Senior Vice President of 3Com Corporation from February 1999 to June 1999. Ms. Abrams served as the President of VeriFone Inc., a secured payment systems company and a subsidiary of Hewlett-Packard, from March 1998 to February 1999, and as the Vice President of the Americas of VeriFone from February 1997 to March 1998. From June 1996 to February 1997, Ms. Abrams was the Senior Vice President of Apple Computer, Inc. and the President of Apple Americas, and from December 1994 to June 1996, Ms. Abrams served as the Vice President and General Manager of Apple Asia. Ms. Abrams holds a B.S. and a J.D. degree from the University of Nebraska.

   James G. Stewart joined Chemdex as its Chief Financial Officer in February 1999. Previously, Mr. Stewart served as the Chief Financial Officer of CN Biosciences, Inc., a chemical manufacturing and distribution company, from June 1995 to March 1999, and the President of CN Corporation, the principal operating division of CN Biosciences, Inc., from March 1998 to March 1999. From April 1994 to April 1995, Mr. Stewart served as the Chief Financial Officer of Fightertown Entertainment, Inc., a virtual reality entertainment company. From November 1988 to April 1994, Mr. Stewart held various positions at Verteq, Inc., a semiconductor equipment company, including most recently as its Chief Financial Officer. Mr. Stewart was formerly an Audit Partner of Arthur Young & Co. and holds a B.S. from the University of Southern California.

   Martha D. Greer joined Chemdex as its Vice President, Marketing in January 1999. Previously, she served as the Vice President, Merchandise Management of Onsale, Inc., an electronic commerce company, from December 1996 to November 1998. Ms. Greer was employed as an independent consultant from January to December 1996. From 1992 to 1996, Ms. Greer served in various positions at PC Connection, a computer direct marketing company, including as its Vice President, Product Management from September 1994 to February 1996, as its Vice President, Marketing from September 1993 to September 1994, as its Director, Marketing from May 1993 to September 1993 and as its Director, Business Development from November 1992 to May 1993. Ms. Greer holds a B.A. in linguistics from Macalester College and a Ph.D. in experimental psychology from Harvard University.

   Thomas P. Kudrycki joined Chemdex as its Vice President, Engineering in September 1998. Previously, from January 1996 to July 1998, Mr. Kudrycki served as the Vice President, Content Technology of CNET, an online publishing company. From September 1988 to December 1995, he served as a technical manager at AT&T Corporation, a voice and data communications company. Mr. Kudrycki holds a B.Eng. in Physics from Warsaw Polytechnic, a B.S. in computer science from Central State University and a M.S. in electrical and computer engineering from University of Cincinnati.

   Derek McCall joined Chemdex as its Vice President, Special Projects in June 1999. Previously, he served as the President of Alfa Aesar, a research chemicals company and wholly-owned subsidiary of Johnson Matthey PLC, from January 1992 to May 1999. Previously, from April 1990 to December 1991, he served as the Sales and Marketing Director of the Catalysts and Chemicals Division of Johnson Matthey Inc., an advanced materials company. Mr. McCall holds a B.Sc. Joint Honours degree in Zoology and Oceanography from the University of Swansea, South Wales, and is a member of the Institute of Marketing.

   Robert W. Perreault joined Chemdex as its Vice President, Professional Services in April 1999. From February 1998 to April 1999, he served as Vice President of Worldwide Professional Services at Inprise Corporation, an enterprise software and services company. From August 1995 to February 1998, Mr. Perreault was Vice President of Professional Services and Vice President of Engineering at Visigenic Software, Inc., which was acquired by Inprise in March 1998. Prior to 1990, Mr. Perreault held various senior management positions at Compuware Corporation, Uniface Corporation and Hewlett-Packard Company, most recently serving as Vice President of Client Server Technology. Mr. Perreault holds a B.A. from Stanford and an M.B.A. from the University of Michigan.

   James S. Wambach has served as the Vice President, Worldwide Sales of Chemdex since September 1998. From January 1997 to June 1998, Mr. Wambach served as the Senior Vice President of North American Sales Operations of Forte Software, Inc., a software company. From January 1990 to December 1996, Mr. Wambach served in various positions at Sybase, Inc., a software products and services company, including most recently as its Vice President and General Manager from October 1995 to December 1996. Mr. Wambach has also served in various positions at Oracle Corporation, a database management and business applications company. Mr. Wambach holds a B.S. degree in business administration from Ohio State University.

   David A. Weber joined Chemdex in February 1999 as its Vice President, Supplier Relations. Previously, Mr. Weber served as the Vice President, Marketing at Amersham Pharmacia Biotech, a scientific services and tools company, from October 1997 to February 1999. He also served as the Vice President, Direct Marketing from 1995 to 1997 and as Area Director from 1990 to 1995, of Pharmacia Biotech, a division of Pharmacia & Upjohn, Inc. He holds a B.S. in biochemistry from Rutgers University.

   Charles R. Burke has served as a director of Chemdex since January 1998. Mr. Burke has served as the President of Monument Partners, Inc., a consulting firm, since January 1998. From January 1994 to December 1997, he served as the Chief Executive Officer of Research Biochemicals Incorporated, a research reagent supply company. Mr. Burke is also a director of Endogen, Inc. Mr. Burke holds an A.B. in Chemistry from Cornell University, a M.A. with honors in Biology from Colgate University and a Ph.D. in Biochemistry from the University of Illinois.

   Brook H. Byers has served as a director of Chemdex since May 1998 and as Chairman of the Board since March 1999. Mr. Byers is a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm which he joined in 1977. He was the founding president and chairman of four lifesciences companies: Hybritech Inc., IDEC Pharmaceuticals Corporation, InSite Vision Inc. and Ligand Pharmaceuticals Inc. Mr. Byers currently serves as a director of Nanogen, Inc. and a number of privately-held technology companies. Mr. Byers serves on the Board of Directors of the University of California, San Francisco Foundation and the California Healthcare Institute. Mr. Byers holds a B.S. in electrical engineering from Georgia Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

   Jonathan D. Callaghan has served as a director of Chemdex since September 1997. Mr. Callaghan has been a general partner of CMG@Ventures, a venture capital firm, since September 1997. Previously, from June 1991 to June 1995, Mr. Callaghan was an associate of Summit Partners, a venture capital firm. He holds a B.A. from Dartmouth College and an M.B.A. with Distinction from Harvard University.

   Jerrold B. Harris has served as a director of Chemdex since April 1999. Mr. Harris has been the President and Chief Executive Officer of VWR Scientific Products Corporation, a scientific supplies and products company, since March 1990. Mr. Harris is a director of VWR and of the Provident Institutional Funds.

   S. Joshua Lewis has served as a director of Chemdex since May 1998. Mr. Lewis is a Managing Director of E.M. Warburg, Pincus & Co., LLC and a director of a number of privately held companies. Mr. Lewis holds a D.Phil. from Oxford University and an A.B. from Princeton University.

   John A. Pritzker has served as a director of Chemdex since March 1998. Mr. Pritzker served as a Divisional Vice President of Hyatt Hotels and Resorts from 1984 to 1988. In 1988, he founded Red Sail Merchandising/The Corporate Choice, a sports, retail and entertainment company, and Mandara Spa LLC, a spa company. Mr. Pritzker currently serves as President of Red Sail Sports, Mandara Spa LLC and Hyatt Ventures, Inc., a venture capital firm. Mr. Pritzker served as director of Ticketmaster Group, Inc. for five years. He holds an A.A. from Menlo College.

   Naomi O. Seligman has served as a director of Chemdex since June 1999. Ms. Seligman is a co-founder and has served as a senior partner of the Research Board, Inc., an information technology research group, since 1975. Ms. Seligman currently serves as a director of The Dun and Bradstreet Corporation, a financial services company. Ms. Seligman holds a B.A. in economics with high honors from Vassar College and a MBA from the London School of Economics.

   Robert A. Swanson has served as a director of Chemdex since May 1998. Mr. Swanson has served as the Chairman and Chief Executive Officer of K&E Management, a private investment company since October 1996. Previously, Mr. Swanson co-founded and served as the Chief Executive Officer of Genentech, Inc., a biotechnology company, from April 1976 to February 1990 and served as its Chairman from February 1990 to December 1996. Prior to forming Genentech, Mr. Swanson was a partner of Kleiner & Perkins, a venture capital firm. Mr. Swanson holds a S.B. in chemistry from Massachusetts Institute of Technology and a S.M. in management from the Alfred P. Sloan School of Management at Massachusetts Institute of Technology.

   L. John Wilkerson has served as a director of Chemdex since March 1999. Dr. Wilkerson is a co-founder and has been a general partner of Galen Associates, a venture capital firm, since May 1990, and has been a consultant to The Wilkerson Group, a health care products consulting firm, since May 1996. Previously, Dr. Wilkerson served as a Vice President of Smith Barney. He is currently a director of British Biotech Plc, Stericycle, Inc. and TheraTX, Incorporated. Dr. Wilkerson holds a Ph.D. in economics from Cornell University and a B.S. in plant science from Utah State University.

Board of Directors

   Directors are elected annually at the annual meeting of Chemdex stockholders, and serve for the term for which they are elected and until their successors are duly elected and qualified. Chemdex's Bylaws currently provide for a Board of Directors comprised of ten directors.

Board Committees

   Chemdex's Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee of the Board of Directors consists of Mr. Lewis and Mr. Wilkerson. The Audit Committee reviews Chemdex's financial statements and accounting practices and makes recommendations to the Board of Directors regarding the selection of independent auditors. Mr. Lewis is the Chairman of the Audit Committee. The Compensation Committee of the Board of Directors consists of Messrs. Burke, Byers and Callaghan. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for Chemdex's officers and employees and administers Chemdex's employee benefit plans. Mr. Byers is Chairman of the Compensation Committee.

Director Compensation

   None of the directors is paid any fee or other compensation for acting as a director, although directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings. Officers of Chemdex are appointed by the Board of Directors and serve at its discretion. Directors who are employees of Chemdex are eligible to participate in Chemdex's 1998 Stock Plan and, as of the offering, they will also be eligible to participate in Chemdex's 1999 Employee Stock Purchase Plan. Mr. Burke was granted an option to purchase 7,500 shares of common stock under the 1998 Stock Plan at an exercise price of $.10 per share in February 1998 and an additional option to purchase 17,500 shares of common stock under the 1998 Stock Plan at an exercise price of $.15 per share in July 1998. These options vest over a four-year period. Mr. Swanson was granted an option to purchase 75,000 shares of common stock under the 1998 Stock Plan at an exercise price of $.10 per share in May 1998. Fifty percent of these option shares were vested as of the date of grant and the remaining 50% of these option shares vest over a four-year period. Beginning in 1999, directors who are not employees of Chemdex will be eligible to participate in Chemdex's 1999 Directors' Stock Plan. See "Stock Plans."

   Chemdex has entered into indemnification agreements with each member of the Board of Directors and certain of its officers providing for the indemnification of these persons to the fullest extent authorized, permitted or allowed by law.

Compensation Committee Interlocks and Insider Participation

   None of the members of the Compensation Committee of the Board of Directors is an officer or employee of Chemdex. No executive officer of Chemdex serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on Chemdex's Compensation Committee.

Executive Compensation

   The following table sets forth information concerning compensation earned in the fiscal year ended December 31, 1998 paid to Chemdex's Chief Executive Officer and Chemdex's next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 1998 ("Named Officers"). All options granted by the Board of Directors prior to February 16, 1999 allowed for early exercise. The number of securities underlying options in the "Long-Term Compensation" column includes securities issued upon the exercise of options subject to repurchase at cost by Chemdex.

                                                           Long-Term
                               Annual Compensation        Compensation
                        --------------------------------- ------------
                                                Other      Number of
                                                Annual     Securities   All Other
  Name and Principal         Salary   Bonus  Compensation  Underlying  Compensation
      Position(1)       Year   ($)     ($)       ($)      Options (#)      ($)
  ------------------    ---- ------- ------- ------------ ------------ ------------
David P. Perry(2)...... 1998 $98,375 $20,000     $--             --        $--
 President, Chief
 Executive Officer and
 Director

Pierre V. Samec(3)..... 1998  83,333 150,000      --        225,000         --
 Chief Information
 Officer

Scott Waterhouse(4).... 1998 150,070  27,237      --        132,890         --
 Vice President,
 Supplier Relations

--------
(1) Ms. Abrams, Chemdex's Chief Operating Officer, commenced employment with Chemdex in June 1999. Ms. Abrams' salary on an annualized basis for 1999 is $300,000, which does not include a signing bonus of $50,000 paid upon commencement of employment with Chemdex or any quarterly cash bonuses of $20,000 payable upon the achievement of performance goals. Mr. Stewart, Chemdex's Chief Financial Officer, commenced employment with Chemdex in February 1999. Mr. Stewart's salary on an annualized basis for 1999 is $200,000, which does not include a bonus of $50,000 payable upon the achievement of performance goals, housing expenses or an annual life insurance premium of approximately $9,000 per year paid for by Chemdex on behalf of Mr. Stewart. Ms. Greer, Chemdex's Vice President, Marketing, commenced employment with Chemdex in January 1999. Ms. Greer's salary on an annualized basis for 1999 is $200,000, which does not include a signing bonus of $75,000 paid upon commencement of employment with Chemdex or a bonus of $50,000 payable upon the achievement of performance goals.
(2) Mr. Perry founded Chemdex in September 1997. His salary on an annualized basis is currently $180,000. His salary was increased from $55,000 to $125,000 on May 11, 1998 to $180,000 on March 1, 1999. As of December 31,
    1998, Mr. Perry held 1,725,854 shares of common stock valued at $2,588,781 based on a per share price of $1.50.
(3) Mr. Samec commenced his employment with Chemdex in July 1998. His salary on an annualized basis is $200,000. Mr. Samec earned a total bonus of $150,000 in 1998, $25,000 of which was paid in 1999.
(4) Mr. Waterhouse terminated his employment with Chemdex in January 1999.

Stock Options

   The following table sets forth information concerning the grant of stock options to the Named Officers during the fiscal year ended December 31, 1998. The individual grants consist of options granted pursuant to Chemdex's 1998 Stock Plan. For the purposes of calculating the percent of total options granted to employees during the last fiscal year, Chemdex granted options to purchase 1,978,835 shares of common stock to employees and consultants. The exercise price per share of each option was equal to the fair market value of common stock on the date of grant as determined by the Board of Directors. In determining the fair market value of the common stock on each grant date, the Board of Directors considered, among other things, Chemdex's absolute and relative levels of revenues and operating results, the state of Chemdex's technology development, increases in operating expenses, the absence of a public trading market for Chemdex's securities, the intensely competitive nature of

Chemdex's market and the appreciation of stock values of generally comparable companies. The potential realizable value is based on the assumption that the common stock of Chemdex appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect Chemdex's projections or estimates of future stock price growth. Potential realizable values are computed by:

  . Multiplying the number of shares of common stock subject to a given option by the exercise price;

  . Assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

  .  Subtracting from that result the total option exercise price.

             Option Grants in Fiscal Year ended December 31, 1998

                                          Individual Grants(1)
                                    ---------------------------------
                                                                      Potential Realizable
                         Number of                                      Value At Assumed
                         Securities     % of                          Annual Rates of Stock
                         Underlying Total Options                      Price Appreciation
                          Options    Granted to   Exercise               for Option Term
                          Granted   Employees in   Price   Expiration ----------------------
Name                        (#)      Fiscal Year   ($/Sh)     Date        5%         10%
----                     ---------- ------------- -------- ---------- ---------- -----------
David P. Perry..........       --         -- %      $ --         --   $       -- $       --
Pierre V. Samec(2)......  225,000       11.37        .15     9/1/08       21,225     53,789
Scott Waterhouse........  132,890        6.72        .10    1/21/08        8,357     21,179

--------
(1) Ms. Abrams was granted an option to purchase 250,000 shares of common stock on June 25, 1999 pursuant to Chemdex's 1998 Stock Plan. The exercise price per share is $10.00; the expiration date of the option is June 24, 2009 and the potential realizable values at assumed rates of stock appreciation for the option term are $1,572,237 at 5% and $3,984,356 at 10%, Mr. Stewart was granted an option to purchase 225,000 shares of common stock on February 16, 1999 pursuant to Chemdex's 1998 Stock Plan. The exercise price per share of the option is $1.50; the expiration date of the option is February 15, 2009 and the potential realizable values at assumed rates of stock appreciation for the option term are $212,252 at 5% and $537,888 at 10%.
    Ms. Greer was granted an option to purchase 225,000 shares of common stock on January 27, 1999 pursuant to Chemdex's 1998 Stock Plan. The exercise price per share of the option is $1.50; the expiration date of the option is January 26, 2009 and the potential realizable values at assumed rates of stock appreciation for the option term are $212,252 at 5% and $537,888 at 10%. Ms. Greer was granted an additional option to purchase 10,000 shares of common stock on April 27, 1999 pursuant to Chemdex's 1998 Stock Plan. The exercise price per share of the option is $5.00; the expiration date of the option is April 26, 2009 and the potential realizable values at assumed rates of stock appreciation for the option term are $31,445 at 5% and $79,687 at 10%.
(2) Mr. Samec was granted an additional option to purchase 75,000 shares of common stock on April 27, 1999 pursuant to Chemdex's 1998 Stock Plan. The exercise price per share of the option is $5.00; the expiration date of the option is April 26, 2009 and the potential realizable values at assumed rates of stock appreciation for the option term are $235,835 at 5% and $597,653 at 10%.

Exercise of Options and Year-End Values

   The following table sets forth information concerning the exercise of stock options during the fiscal year ended December 31, 1998 by the Named Officers and the fiscal year-end value of unexercised options. Since there was no public trading market for Chemdex's common stock as of December 31, 1998, the values of unexercised options at December 31, 1998 are based on a fair market value of common stock of $1.50 per share as determined by the Board of Directors on January 27, 1999. Therefore, these values are calculated based on the $1.50 per share value for value at fiscal year-end or the fair market value as determined by the Board of Directors on the date of exercise for value realized, less the applicable exercise price per share, multiplied by the number of shares underlying these options. All options granted by the Board of Directors prior to February 16, 1999 allowed for early exercise. The number of securities underlying unexercised options in the "Unexercisable" column and the related value of these securities at year end reflects this information as it relates to options that although are exercisable, would if exercised result in the ownership of common stock subject to repurchase at cost by Chemdex.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                    Values

                                                    Number of Securities
                                                   Underlying Unexercised     Value of Unexercised
                           Shares                        Options at           In-the-Money Options
                         Acquired on                December 31, 1998 (#)   at December 31, 1998 ($)
                          Exercise      Value     ------------------------- -------------------------
Name(1)                      (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
-------                  ----------- ------------ ----------- ------------- ----------- -------------
David P. Perry..........        --       $--           --           --          $--          $--
Pierre V. Samec(2)......   225,000        --           --           --           --           --
Scott Waterhouse(3).....   132,890        --           --           --           --           --

--------
(1) Ms. Abrams has not exercised any of her options. Mr. Stewart has not exercised any of his options. Ms. Greer exercised an option to purchase 225,000 shares of common stock in February 1999 at an exercise price per share of $1.50.
(2) Does not include an option to purchase 75,000 shares of common stock granted to Mr. Samec in April 1999 at an exercise price per share of $5.00.
(3) Mr. Waterhouse exercised an option to purchase 132,890 shares of common stock in May 1998 at an exercise price per share of $.10.

Employee Stock Plans

  1998 Stock Plan

   General. Our 1998 Stock Plan provides for the granting of stock options and stock purchase rights to eligible employees, officers, directors, including non-employee directors, and consultants of Chemdex. Stock options granted under the 1998 Stock Plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options, which are options not intended to qualify as incentive stock options. Stock purchase rights granted under the 1998 Stock Plan allow a recipient to purchase shares of common stock directly from Chemdex. Incentive stock options may be granted to employees, officers and employee directors of Chemdex and nonstatutory stock options and stock purchase rights may be granted to employees, officers, directors and consultants.

   As of June 30, 1999, an aggregate of 6,125,000 shares of common stock had been reserved for issuance under the 1998 Stock Plan. As of June 30, 1999, 134,251 shares of common stock were issuable upon the exercise of outstanding options granted under the 1998 Stock Plan at a weighted average exercise price of $1.34, 2,490,335 shares of common stock have been issued upon exercise of options or pursuant to stock purchase rights at exercise or purchase prices ranging between $.10 and $1.50, net of repurchases, and 1,896,848 shares of common stock remained available for future issuance under the 1998 Stock Plan. The 1998 Stock Plan was originally adopted by the Board of Directors in January 1998 and approved by the stockholders in March 1998. The 1998 Stock Plan was amended by our Board of Directors in April 1999 to increase the total number of shares reserved for issuance by 1,500,000 shares. In May 1999 the Board of Directors amended the 1998 Stock Plan to increase the total number of shares reserved for issuance by 1,250,000 shares plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 1,250,000 shares, 3% of our outstanding common stock on the last day of the preceding fiscal year or a lesser number determined by our Board of Directors. The amendment to the 1998 Stock Plan will be submitted for approval by our stockholders prior to the completion of this offering. Unless terminated earlier by our Board of Directors, the 1998 Stock Plan will terminate in January 2008.

   Stock options granted under the 1998 Stock Plan may not have a term of more than ten years and generally remain exercisable for a period of three months following termination of the optionee's employment or consulting relationship with Chemdex, with longer periods applying in the event this termination occurs as a result of death or disability. The exercise price of all incentive stock options must be at least equal to the fair market value of the common stock at the time of grant, except in the case of incentive stock options granted to persons owning stock that represents more than 10% of the total combined voting power of all classes of the outstanding capital stock of Chemdex, in which case the exercise price must equal at least 110% of the fair market value of the common stock at the time of grant. The exercise price of nonstatutory stock options will be determined by the Administrator, except that for grants to certain executive officers of Chemdex, the exercise price must be at least 100% of the fair market value if the option is intended to qualify as performance-based compensation under tax rules. Options granted under the 1998 Stock Plan are generally subject to vesting at a rate of twenty-five percent at the end of the first year and 1/48th of the original number of shares subject to the option per month thereafter. The Administrator has the authority to grant options which are exercisable prior to vesting, in which case the unvested portion of the exercised shares are subject to a right of repurchase in favor of Chemdex at the optionee's original cost. Options granted under the 1998 Stock Plan are generally not transferable, although the Administrator has the discretion to allow limited transferability of nonstatutory stock options. In the event of a merger or consolidation of Chemdex with or into another corporation where the successor corporation issues its securities to Chemdex stockholders or the sale of all or substantially all of Chemdex's assets, each outstanding option or stock purchase right shall be assumed or an equivalent option or stock purchase right shall be substituted by the successor corporation. If the successor corporation refuses to do an assumption or substitution, each outstanding option and stock purchase right shall terminate upon completion of the transaction. In the event of a proposed dissolution or liquidation of Chemdex, each outstanding option or stock purchase right granted under the 1998 Stock Plan shall terminate. The Administrator has the authority to amend or terminate the 1998 Stock Plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holders' consent. In addition, stockholder approval will be obtained for any amendment to the extent required by applicable law.

   In addition to stock options, the Administrator may issue stock purchase rights under the 1998 Stock Plan to employees, directors and consultants. The Administrator determines the number of shares, price, term and condition and restrictions related to a grant of stock purchase rights.

   The purchase price of common stock purchased pursuant to stock purchase rights granted under the 1998 Stock Plan shall be the price determined by the Administrator. These shares of common stock are generally subject to a right of repurchase in favor of Chemdex at the holder's original purchase price, which repurchase right generally lapses at a rate of 25% percent at the end of the first year and 1/48th of the original number of shares per month thereafter.

   Administration. The 1998 Stock Plan may be administered by the Board of Directors or a committee appointed by the Board of Directors to administer the 1998 Stock Plan. The Administrator has the authority to grant options and stock purchase rights and to determine the terms of these awards, provided these grants are not inconsistent with the terms of the 1998 Stock Plan. In no event, however, may an individual receive option and stock purchase right grants for more than 5,000,000 shares under the 1998 Stock Plan in any fiscal year. Decisions of the Administrator are final and binding on all 1998 Stock Plan participants.

  1999 Directors' Stock Plan

   Our 1999 Directors' Stock Plan was adopted by the Board of Directors in May 1999 and was approved by the stockholders on July 23, 1999. A total of 250,000 shares of common stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of Chemdex. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which this director has a personal interest.

   The Directors' Plan provides that each person who is or becomes a nonemployee director of Chemdex will be granted a nonstatutory stock option to purchase 12,500 shares of common stock on the later of the date on which the optionee first becomes a nonemployee director of Chemdex or the effective date of the registration statement for this offering. Thereafter, on the date of Chemdex's Annual Stockholders Meeting each year, each nonemployee director of Chemdex will be granted an additional option to purchase 5,000 shares of common stock if, on that date, he or she has served on Chemdex's Board of Directors for at least six months.

   The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one non-employee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, and each option is exercisable, during the lifetime of the optionee, only by the optionee. The Directors' Plan provides that each option granted under the Directors' Plan shall vest and become exercisable in full immediately upon grant of the option. If a nonemployee director ceases to serve as a director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a director of Chemdex, exercise options granted under the Directors' Plan. If he or she does not exercise the option within this 90 day period, this option shall terminate. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of Chemdex's common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years.

   In the event of a sale of all or substantially all of the assets of Chemdex, the merger of Chemdex with or into another corporation or any other reorganization of Chemdex in which more than 50% of the shares of Chemdex entitled to vote are exchanged, each nonemployee director shall have the right to exercise each option immediately prior to completion of the transaction. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no these actions may not adversely affect any outstanding option. We will obtain stockholder approval for any amendment to the extent required by applicable law. If not terminated earlier, the Directors' Plan will have a term of ten years.

  1999 Employee Stock Purchase Plan

   Chemdex's 1999 Employee Stock Purchase Plan was adopted by the Board of Directors in May 1999 and was approved by the stockholders on July 23, 1999. A total of 750,000 shares of common stock has been reserved for issuance under the Purchase Plan, as well as an automatic annual increase on the first day of each of Chemdex's fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 200,000 shares, 1/2% of Chemdex's outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares determined by the Board of Directors. The Purchase Plan becomes effective upon the effective date of the registration statement for this offering.

   The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on February 1st and August 1st of each year. Each offering period will generally consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made by the participant. The initial offering period is expected to begin on the date of this offering and end on July 31, 2001; the initial purchase period is expected to end on January 31, 2000. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board of Directors. The Purchase Plan will be administered by the Compensation Committee (comprised of Messrs. Burke, Byers and Callaghan, outside directors of Chemdex who are not eligible to participate in the Purchase Plan). Employees (including officers and employee directors) of Chemdex, or of any majority-owned subsidiary designated by the Board of Directors, are eligible to participate in the Purchase Plan if they are employed by Chemdex or any majority-owned subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 20% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of

Chemdex's common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. If not terminated earlier, the Purchase Plan will have a term of 20 years.

   An employee cannot be granted an option under the Purchase Plan if immediately after the grant the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries, or if this option would permit an employee to purchase stock under the Purchase Plan at a rate that exceeds $25,000 of fair market value of this stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 1,250 shares of Common Stock under the Purchase Plan in any one purchase period. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in that offering period shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new twenty-four month offering period beginning on the first business day following the purchase date. In the event of a merger of Chemdex with or into another corporation or a sale of all or substantially all of Chemdex's assets, each right to purchase stock under the Purchase Plan will be assumed or an equivalent right substituted by the successor corporation. However, the Board of Directors will shorten any ongoing offering period so that participants' rights to purchase stock under the Purchase Plan are exercised prior to the transaction in the event the successor corporation refuses to assume each purchase right or to substitute an equivalent right of the successor corporation. The Board of Directors has the power to amend or terminate the Purchase Plan as long as the action does not adversely affect any outstanding rights to purchase stock thereunder. However, the Board of Directors may amend or terminate the Purchase Plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

Limitation of Liability and Indemnification Matters

   As permitted by the Delaware General Corporation Law, Chemdex has included in its Amended and Restated Certificate of Incorporation a provision to eliminate the personal liability of its officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, respectively, subject to exceptions. In addition, Chemdex's Bylaws provide that Chemdex is required to indemnify its officers and directors, including under circumstances in which indemnification would otherwise be discretionary, and Chemdex is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Chemdex has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require Chemdex, among other things, to indemnify its officers and directors against liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Chemdex has also obtained directors' and officers' liability insurance.

   At present, Chemdex is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of Chemdex in which indemnification would be required or permitted. Chemdex is not aware of any threatened litigation or proceeding that might result in a claim for indemnification. Chemdex believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                          RELATED PARTY TRANSACTIONS

Equity Transactions

   In September 1997, Chemdex issued and sold 2,570,000 shares of common stock to the founders of Chemdex, including 1,905,854 shares of common stock to Mr. Perry, 25,700 shares of common stock to Mr. Callaghan, a director of Chemdex, 3,161 shares of common stock to Marc Kaschke and 635,285 shares of common stock to Jeffrey Leane. In consideration for the receipt of assets contributed to Chemdex, Mr. Callaghan paid $514.00 to Chemdex, Mr. Kaschke paid $63.22 to Chemdex and Mr. Leane contributed $12,705.70 in the form of assets contributed to Chemdex.

   In September 1997, Chemdex issued and sold 800,800 shares of its Series A Preferred Stock at a price of $.6994 per share, including:

  . 357,000 shares to CMG@Ventures II, LLC (formerly CMG@Ventures, L.P.), an entity with which Mr. Callaghan, a director of Chemdex, is affiliated;

  . 357,500 shares to a partnership affiliated with Mr. Swanson, a director of Chemdex; and

  . two other private investors.

   In December 1997 and March 1998, Chemdex issued and sold 1,994,850 shares of its Series A Preferred Stock at a price of $.6994 per share, including:

  . 1,115,400 shares to The Bay City Capital Fund I, L.P., an entity with which Mr. Pritzker, a director of Chemdex, is affiliated;

  . 14,300 shares to Mr. Burke, a director of Chemdex;

  . 715,000 shares to CMG@Ventures; and

  . other private investors.

   All of the Series A Preferred Stock will convert into 2,795,650 shares of common stock upon consummation of this public offering.

   In October 1997, Chemdex loaned $10,000 to Mr. Perry pursuant to a promissory note bearing interest at a rate of 8% per annum which matures on October 15, 1999. This note has been forgiven by the Board of Directors of Chemdex.

   In May 1998, Chemdex issued and sold 8,649,992 shares of its Series B Preferred Stock at a price of $1.50 per share, including:

  . 2,666,666 shares to entities affiliated with Kleiner Perkins Caufield &
    Byers, an entity with which Mr. Byers, a director of Chemdex, is affiliated;

  . 2,666,666 shares to Warburg, Pincus Ventures L.P., an entity with which Mr. Lewis, a director of Chemdex, is affiliated;

  . 1,236,526 shares to CMG@Ventures II, LLC, an entity with which Mr.
    Callaghan, a director of Chemdex, is affiliated;

  . 1,285,987 shares to The Bay City Capital Fund I, L.P., an entity with which Mr. Pritzker is affiliated;

  . 16,487 shares to Mr. Burke;

  . 266,666 shares to a partnership affiliated with Mr. Swanson; and

  . other private investors.

   All of the Series B Preferred Stock will convert into 8,649,992 shares of common stock upon consummation of this public offering.

   In March 1999 and April 1999, Chemdex issued and sold 5,299,951 shares of its Series C Preferred Stock at a price of $5.716 per share, including:

  . 1,749,474 shares to entities affiliated with Galen Associates, an entity with which Dr. Wilkerson, a director of Chemdex, is affiliated;

  . 393,631 shares to entities affiliated with Kleiner Perkins Caufield &
    Byers, an entity with which Mr. Byers, a director of Chemdex, is affiliated;

  . 393,631 shares to Warburg, Pincus Ventures L.P., an entity with which Mr.
    Lewis, a director of Chemdex, is affiliated;

  . 393,631 shares to CMG@Ventures II, LLC, an entity with which Mr.
    Callaghan, a director of Chemdex, is affiliated;

  . 393,631 shares to The Bay City Capital Fund I, L.P., an entity with which
    Mr. Pritzker, a director of Chemdex, is affiliated;

  . 6,997 shares to Mr. Burke; and

  . other private investors. In addition, in March 1999, Chemdex issued warrants to purchase a total of 49,999 shares of common stock at an exercise price of $5.20 per share to entities affiliated with Galen Associates, an entity with which Dr. Wilkerson, a director of Chemdex, is affiliated.

   All of the Series C Preferred Stock will convert into 5,299,951 shares of common stock upon consummation of this public offering.

   Chemdex recently entered into a strategic relationship agreement with VWR Scientific Products Corporation to jointly market VWR laboratory products using the Chemdex Marketplace. The agreement gives us the right to offer approximately 350,000 VWR core products to our customers through the Chemdex Marketplace. VWR and Chemdex are jointly developing a hosted, co-branded Internet purchasing solution for VWR's existing and future customers that will provide access to VWR core products, Chemdex core products and products that are not distributed by either VWR or Chemdex, but are purchased from third parties. In connection with the strategic relationship agreement, VWR transferred to Chemdex information concerning VWR customers who purchased products from third party suppliers outside VWR's primary product offering and in exchange Chemdex issued 2,538,405 shares of common stock valued at $13.9 million to VWR. VWR also entered into a standstill agreement limiting its ownership in Chemdex to 10% of Chemdex's outstanding securities, including outstanding options and warrants. This percentage can be exceeded if any one company from a specified list of companies acquires more than 10% of Chemdex's outstanding securities, including outstanding options and warrants.
Mr. Harris, a director of Chemdex, is President and Chief Executive Officer of VWR. Mr. Harris became a director of Chemdex concurrent with the entrance into the strategic relationship agreement.

Other Transactions

   In January 1998, Chemdex entered into an Electronic Commerce Agreement with Genentech, Inc., a company of which Mr. Swanson, a director of Chemdex, is a founder and the former Chief Executive Officer and Chairman.

   In May 1998, Chemdex entered into a Stock Restriction Agreement with Mr. Perry, pursuant to which shares held by Mr. Perry are subject to a repurchase option in favor of Chemdex in accordance with the terms therein.

   In January 1999, Chemdex entered into a Separation Agreement with Scott Waterhouse, pursuant to which Mr. Waterhouse received severance benefits upon the termination of his employment with Chemdex.

   Some of the officers of Chemdex, including Ms. Abrams, Ms. Greer, Mr. Samec, Mr. Wambach and Mr. Weber, will receive six months of accelerated vesting of stock then held in the event of their termination without cause. In addition, in the event of a termination with or without cause, Ms. Greer will receive the greater of six months of then-current salary or $100,000, Ms. Abrams and Mr. Samec will receive six months of then-current salary, Mr. Stewart and Mr. Weber will receive the greater of six months of then-current salary or an amount equal to salary for 15 months less the time they have been employed by Chemdex and Mr. Wambach will receive the greater of six months of then-current salary or $87,500. If Mr. Stewart is terminated without cause or resigns due to pressing family concerns during the first six months of his employment, he will receive an additional six months of vesting for his stock, and if after the first six months, but during the first twelve months of employment, his stock will vest in an amount equal to what he would have vested had he been employed for the full twelve months. If Mr. Stewart is terminated without cause or resigns due to pressing family concerns after the first twelve months but during the first 24 months of his employment, his stock will vest in an amount equal to what he would have vested had he been employed for the full 24 months. In addition, Chemdex has entered into Change of Control Agreements with Ms. Abrams, Ms. Greer, Mr. Kudrycki, Mr. Perreault, Mr. Perry, Mr. Samec, Mr. Stewart, Mr. Wambach, Mr. Weber and other employees of Chemdex, where the shares held by these employees shall become fully vested if (a) Chemdex is merged into another entity or sold and (b) this employee is terminated by the surviving entity without cause or within twelve months of the closing of the transaction.

   Chemdex has also entered into a Change of Control Agreement with each of Mr. Burke and Mr. Swanson, under which any options subject to vesting or shares subject to a right of repurchase of Chemdex then held by Mr. Burke or Mr. Swanson will become fully vested upon the closing of a merger in which more than 50% of the total voting power of Chemdex is transferred or a sale of all or substantially all of Chemdex's assets in a complete liquidation or dissolution of Chemdex.

   Since inception, Chemdex from time to time has issued and sold shares of its common stock and granted options to purchase common stock to its employees, directors and consultants.

   The following executive officers have executed full-recourse promissory notes in the amounts set forth after their names in connection with their purchases of shares of Chemdex's common stock:

                                                        Principal
Name                                                     Amount   Rate    Date
----                                                    --------- ----  --------
Martha D. Greer........................................ $337,455  4.71%  2/26/99
Thomas P. Kudrycki.....................................   22,470  4.64   1/22/99
Pierre V. Samec........................................   33,705  5.12  10/21/98
James S. Wambach.......................................   33,705  4.64   1/22/99
David A. Weber.........................................  299,970  4.71   2/26/99

   These notes become due the earlier of five years after the date of issuance or nine months after the date of this offering. They bear interest at the lowest rate allowed under federal tax law to avoid the imputation of interest, compounded annually.

   Chemdex has entered into compensation arrangements with some of its directors and officers. See "Management--Executive Compensation" and "--Stock Plans."

   Except for the forgiveness of $10,000 promissory note held by Mr. Perry, the related transactions were on terms that are no more favorable than those that would have been agreed upon by third parties on an arm's length basis.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to Chemdex with respect to the beneficial ownership of Chemdex's common stock as of May 12, 1999 by the following individuals or groups:

  . each stockholder known by Chemdex to be the beneficial owner of more than 5% of Chemdex's common stock;

  .  each director of Chemdex;

  .  the "Named Officers"; and

  .  all executive officers and directors as a group.

   Except as otherwise noted, the address of each person listed in the table is c/o Chemdex Corporation, 3950 Fabian Way, Palo Alto, CA 94303. The table includes all shares of common stock issuable within 60 days of May 12, 1999 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of each other person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to these shares. To the knowledge of Chemdex, except under applicable community property laws or as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The applicable percentage of ownership for each stockholder is based on 24,275,514 shares of common stock outstanding as of May 12, 1999, together with applicable options for that stockholder. The table assumes that the underwriters' over-allotment to purchase 1,125,000 shares of common stock is not exercised. In addition, the table assumes that the outstanding shares of preferred stock were converted into shares of common stock. Percentage ownership figures after the offering do not include shares that may be purchased by each person in the offering.

                                                   Percentage of Shares
                                                     Beneficially Owned
                                  Number of Shares -------------------------
                                    Beneficially     Before          After
Name of Beneficial Owner               Owned        Offering       Offering
------------------------          ---------------- ----------     ----------
Entities affiliated with Kleiner
 Perkins Caufield & Byers(1) ...      3,060,297            12.6%           9.6%
 2750 Sand Hill Road
 Menlo Park, CA 94025
Entities affiliated with
 Warburg, Pincus Ventures(2) ...      3,060,297            12.6            9.6
 466 Lexington Avenue
 New York, New York 10017-3147
The Bay City Capital Fund I,
 L.P.(3)........................      2,795,018            11.5            8.8
 750 Battery Street
 San Francisco, CA 94104
Entities affiliated with
 CMG@Ventures(4)................      2,728,357            11.2            8.6
 3000 Alpine Road
 Menlo Park, CA 94028
VWR Scientific Products
 Corporation....................      2,538,405            10.5            8.0
 1310 Goshen Parkway
 West Chester, PA 19380
Entities affiliated with Galen
 Associates(5)..................      1,799,473             7.4            5.7
 610 Fifth Avenue, 5th Floor
 Rockefeller Center
 New York, NY 10020
David P. Perry..................      1,725,854             7.1            5.4
Pierre V. Samec(6)..............        225,000               *              *
Scott P. Waterhouse.............         63,119               *              *
Charles R. Burke(7).............         62,784               *              *
Brook H. Byers(8)...............      3,060,297            12.6            9.6
S. Joshua Lewis(9)..............      3,060,297            12.6            9.6
John A. Pritzker(10)............          6,867               *              *
Jonathan D. Callaghan(11).......     2, 728,357            11.2            8.6
Jerrold B. Harris(12)...........      2,547,152            10.5            8.0
L. John Wilkerson(13)...........      1,799,473             7.4            5.7
Robert A. Swanson(14)...........        699,166             2.9            2.2
All executive officers and
 directors as a group (19
 persons).......................     16,734,622            68.9%          52.7%

--------
   * Less than 1%

 (1) Includes:

   . 2,748,148 shares held by Kleiner Perkins Caufield & Byers VIII, L.P.

   . 153,014 shares held by KPCB Life Sciences Zaibatsu Fund II, L.P. and

   . 159,135 shares held by KPCB VIII Founders Fund, L.P.

     The general partner of Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund is KPCB VIII Associates. The general partner of KPCB Life Sciences Zaibatsu Fund II, L.P. is KPCB VII Associates. Brook
     H. Byers, a director of Chemdex, is a general partner of the Kleiner Perkins Caufield & Byers funds. Mr. Byers disclaims beneficial ownership of the shares held by Kleiner Perkins Caufield & Byers VIII, L.P., KPCB Life Sciences Zaibatsu Fund II, L.P. and KPCB VIII Founders Fund, L.P., except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.
 (2) Warburg, Pincus & Co. is the sole general partner of Warburg, Pincus Ventures, L.P., which is managed by E.M. Warburg, Pincus & Co., LLC. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E. M. Warburg, Pincus & Co., LLC, and may be deemed to control both entities.
 (3) Certain trusts for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (including Mr. Pritzker) are indirect investors in The Bay City Capital Fund I, L.P. Mr. Pritzker disclaims any beneficial ownership in the shares held by The Bay City Capital Fund I, L.P., except for 6,867 shares. Of the shares reported, certain individuals (including Mr. Pritzker) have beneficial ownership of 60,397 shares.
 (4) Includes:

   . 2,702,657 shares held by CMG@Ventures II, LLC and

   . 25,700 shares held by Johnathan D. Callaghan, a general partner of CMG@Ventures and a director of Chemdex.

     Mr. Callaghan disclaims beneficial ownership of the shares held by CMG@Ventures II, LLC except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.
 (5) Includes:

   . 1,598,260 shares and a warrant to purchase 45,678 shares of common stock exercisable within 60 days of May 1, 1999 held by Galen Partners III, L.P.

   . 144,670 shares and a warrant to purchase 4,134 shares of common stock exercisable within 60 days of May 1, 1999 held by Galen Partners International III, L.P. and

   . 6,544 shares and a warrant to purchase 187 shares of common stock exercisable within 60 days of May 1, 1999 held by Galen Employee Fund III, L.P.

     Dr. Wilkerson, a co-founder of Galen Associates and a director of Chemdex, disclaims beneficial ownership of the shares held by Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P., except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.
 (6) All shares held by Mr. Samec are subject to repurchase by Chemdex within 60 days of May 12, 1999 in the event of a termination of his employment with Chemdex.
 (7) Includes 17,656 shares held by Mr. Burke subject to repurchase by Chemdex within 60 days of May 12, 1999.
 (8) Includes:

   . 2,748,148 shares held by Kleiner Perkins Caufield & Byers VIII, L.P.

   . 153,014 shares held by KPCB Life Sciences Zaibatsu Fund II, L.P. and

   . 159,135 shares held by KPCB VIII Founders Fund, L.P.

     Mr. Byers, a Senior Partner of Kleiner Perkins Caufield & Byers, disclaims beneficial ownership of the shares held by Kleiner Perkins Caufield & Byers VIII, L.P., KPCB Life Sciences Zaibatsu Fund II, L.P. and KPCB VIII Founders Fund, L.P., except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.
 (9) Mr. Lewis, a director of Chemdex, is a managing director and member of E.M. Warburg, Pincus & Co., LLC, the manager of Warburg, Pincus Ventures L.P. Mr. Lewis may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by Warburg, Pincus Ventures, L.P. Mr. Lewis disclaims beneficial ownership of all shares held by Warburg, Pincus entities.
(10) Excludes all but 6,867 of the 2,795,018 shares held by The Bay City Capital Fund I, L.P. Certain trusts for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (including Mr. Pritzker) are indirect investors in The Bay City Capital Fund I, L.P. Mr. Pritzker disclaims any beneficial ownership in the shares held by The Bay City Capital Fund I, L.P., except for 6,867 shares.
(11) Includes:

   . 2,702,657 shares held by CMG@Ventures II, LLC and

   . 25,700 shares held by Mr. Callaghan, a General Partner of CMG@Ventures and a director of Chemdex.

     Mr. Callaghan disclaims beneficial ownership of the shares held by CMG@Ventures II, LLC, except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.
(12) Includes 2,538,405 shares held by VWR Scientific Products Corporation, a company of which Mr. Harris is the President and Chief Executive Officer and 8,747 shares held by Mr. Harris. Mr. Harris disclaims beneficial ownership of the shares held by VWR Scientific Products Corporation, except to the extent of his pecuniary interest therein.
(13) Includes 1,799,473 shares held by entities affiliated with Galen Associates, an entity with which Dr. Wilkerson is affiliated. Dr. Wilkerson disclaims beneficial ownership of the shares held by entities affiliated with Galen Associates, except to the extent of his pecuniary interest therein arising from his general partnership interest in these funds.
(14) Includes 27,344 shares held by Mr. Swanson as trustee of an irrevocable trust and subject to repurchase by Chemdex within 60 days of May 12, 1999 in the event of termination of his relationship with Chemdex. Also includes 624,166 shares held by a partnership affiliated with Mr. Swanson.

                         DESCRIPTION OF CAPITAL STOCK

   Immediately following the consummation of this offering, the authorized capital stock of Chemdex will consist of 175,000,000 shares of common stock, $.0002 par value, and 2,500,000 shares of undesignated preferred stock, $.0002 par value. Upon completion of this offering, there will be 31,775,514 outstanding shares of common stock outstanding, no outstanding shares of preferred stock, options to purchase 1,994,132 shares of common stock and outstanding warrants to purchase 154,999 shares of common stock.

Common Stock

   As of June 30, 1999, there were 24,275,514 shares of common stock outstanding that were held of record by approximately 233 stockholders. There will be 31,775,514 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming no exercise after June 30, 1999 of outstanding options) after giving effect to the sale of the shares of common stock to the public offered hereby and the conversion of our preferred stock into common stock at a one-to-one ratio.

   Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the board of directors may determine. See "Dividend Policy." Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Cumulative voting is not provided for in the Chemdex's Amended and Restated Certificate of Incorporation, which means that the majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

   Upon filing our Amended and Restated Certificate of Incorporation after the closing of this offering, we will authorize 2,500,000 shares of preferred stock. The Board of Directors has the authority, within the limitations and restrictions in the Amended and Restated Certificate of Incorporation, to provide by resolution for the issuance of shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Chemdex without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding and Chemdex currently has no plans to issue any shares of preferred stock.

Options

   As of June 30, 1999, options to purchase a total of 1,994,132 shares of common stock were outstanding, and up to 1,896,848 additional shares of common stock may be subject to options granted in the future under the 1998 Stock Plan. See "Management--Employee Stock Plans--1998 Stock Plan."

Warrants

   As of June 30, 1999, Chemdex had the following outstanding warrants: warrants to purchase a total of 49,999 shares of common stock at an exercise price of $5.20 that are held by entities affiliated with Galen

Associates; and a warrant to purchase 105,000 shares of Series B Preferred Stock at an exercise price of $1.50 that is held by Comdisco, Inc. All of the warrants contain standard anti-dilution provisions.

Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

   Certificate of Incorporation and Bylaws. Our Amended and Restated Certificate of Incorporation provides that, effective on the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of the Bylaws and the Amended and Restated Certificate of Incorporation provide that the stockholders may amend the Bylaws or provisions of the Amended and Restated Certificate of Incorporation only with the affirmative vote of more than 50% of our capital stock. These provisions of the Amended and Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Chemdex. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage types of transactions that may involve an actual or threatened change of control of Chemdex. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

   Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL Section 203, which regulates corporate acquisitions. DGCL Section 203 prevents Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, in some cases in a "business combination" with any "interested stockholder" for three years following the date that the stockholder became an interested stockholder. For purposes of DGCL Section 203, a "business combination" includes, among other things, a merger or consolidation involving Chemdex and the interested stockholder and the sale of more than ten percent (10%) of Chemdex's assets. In general, DGCL Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of Chemdex and any entity or person affiliated with or controlling or controlled by this entity or person. A Delaware corporation may "opt out" of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of DGCL Section 203.

Registration Rights

   As of the completion of this offering, the holders of 19,626,497 shares of common stock and common stock issuable upon exercise of warrants held by Comdisco, Inc. and entities affiliated with Galen Associates or their transferees are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an agreement between Chemdex and the holders of the registrable securities. Pursuant to this Agreement, on the written demand of holders of more than 20% of the then outstanding registrable securities, Chemdex shall use its best efforts to register these shares and those of any other stockholders who, by prompt notice, request registration, subject to cutbacks in participation made by the managing underwriter. Chemdex is not required to effect more than two demand registrations on Form S-1 at any time and more than one demand registration on Form S-3 in any twelve-month period. These holders are also entitled to unlimited piggyback registration rights, subject to cutbacks in participation made by the managing underwriter. All offering expenses in connection with this registration will be borne by Chemdex, excluding underwriting discounts and commissions.

Effect of Amended and Restated Certificate of Incorporation and Bylaw
Provisions

   Our Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering provides, among other things, that directors of Chemdex will be elected without the application of cumulative voting. This Amended and Restated Certificate of Incorporation also provides that after the closing of the offering contemplated hereby, any action required or permitted to be taken by the stockholders of Chemdex may be taken only at a duly called annual or special meeting of the stockholders. Our Bylaws to be effective upon the closing of this offering also establish procedures, including advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. See "Description of Capital Stock -- Common Stock."

   The foregoing provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors. In addition, these provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of Chemdex.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock is Boston EquiServe LP. The Transfer Agent's telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for the common stock of Chemdex. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale (as described below), sales of substantial amounts of common stock of Chemdex in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of Chemdex to raise equity capital in the future.

   Upon completion of the offering, Chemdex will have outstanding 31,775,514 shares of common stock. Of these shares, the 7,500,000 shares sold in the offering (plus any shares issued upon exercise of the underwriters' over-allotment option) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of Chemdex as that term is defined in Rule 144 under the Securities Act.

   The remaining 24,275,514 shares of common stock outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.

   The stockholders of Chemdex have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of common stock of Chemdex or any securities exercisable for or convertible into Chemdex's common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of Morgan Stanley & Co. Incorporated. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be saleable until these agreements expire or are waived by Morgan Stanley & Co. Incorporated. Taking into account the lock-up agreements, and assuming Morgan Stanley & Co. Incorporated does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times: beginning on the effective date, only the shares sold in the offering will be immediately available for sale in the public market; beginning 180 days after the effective date, approximately 999,400 shares will be eligible for sale pursuant to Rule 701 and approximately 13,835,642 additional shares will be eligible for sale pursuant to Rule 144, of which all but 7,380,336 shares are held by affiliates of Chemdex. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

   In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements (180 days after the effective date of the offering), a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding (which will equal approximately 344,509 shares immediately after the offering); or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Chemdex. Under Rule 144(k), a person who is not deemed to have been an affiliate of Chemdex at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Pursuant to the lock-up agreements, all Chemdex employees holding common stock or stock options may not sell shares acquired upon exercise until after 180 days following the effective date. Beginning after 180 days following the effective date of the registration statement for this offering, any employee, officer or director of or consultant to Chemdex who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, Chemdex intends to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to Chemdex's employee benefit plans. As a result, any options exercised under the Stock Plan or any other benefit plan after the effectiveness of this registration statement will also be freely tradeable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701. As of June 30, 1999, there were outstanding options for the purchase of 1,994,132 shares, of which options to purchase 134,251 shares were exercisable. No shares have been issued to date under Chemdex's Purchase Plan or Directors Plan. See "Management--Stock Plans" and "Description of Capital Stock--Registration Rights."

   Morgan Stanley & Co. Incorporated may choose to release some or all of the shares subject to the lockup restrictions described above prior to the expiration of the 180-day period with or without prior public notice, although it has no current intention to do so.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated July 26, 1999, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Volpe Brown Whelan & Company, LLC are acting as representatives, have severally agreed to purchase, and Chemdex has agreed to sell to them, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated.................................. 3,000,000
   BancBoston Robertson Stephens Inc.................................. 1,800,000
   Volpe Brown Whelan & Company, LLC.................................. 1,200,000
   Banc of America Securities LLC.....................................   187,500
   Adams, Harkness & Hill, Inc. ......................................   187,500
   William Blair & Company, L.L.C. ...................................   187,500
   E*Offering Corp. ..................................................   187,500
   First Union Capital Markets Corp. .................................   187,500
   Edward D. Jones & Co., L.P. .......................................   187,500
   Legg Mason Wood Walker, Incorporated...............................   187,500
   Tucker Anthony Incorporated........................................   187,500
                                                                       ---------
     Total............................................................ 7,500,000
                                                                       =========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from Chemdex and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the overallotment option described below, if any shares are taken. Discover Brokerage Direct, Inc., an affiliate of Morgan Stanley & Co. Incorporated, is acting as a selected dealer in connection with the offering and will be the sole distributor of shares of common stock over the Internet to its eligible account holders.

   The underwriters initially propose to offer part of the shares of the common stock directly to the public at the public offering price set forth on the cover page hereof and part to dealers at a price that represents a concession not in excess of $.63 a share under the public offering price. Any underwriter may allow, and these dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   The following table summarizes the per share and total underwriting discounts and commissions Chemdex will pay to the underwriters.

                                                                         With
                                                         Without        Over-
                                                      Over-Allotment  Allotment
                                                      -------------- ------------
  Per Share..........................................     $1.05         $1.05
  Total..............................................   $7,875,000    $9,056,250

   Chemdex estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

   The underwriters have informed Chemdex that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   At the request of Chemdex, the underwriters have reserved up to 600,000 shares of common stock offered hereby for sale at the initial public offering price to employees of Chemdex, friends and families of employees of Chemdex, service providers, employees of customers and others. The number of shares available for sale to the general public will be reduced to the extent that these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares of common stock offered hereby.

   The common stock has been approved for quotation on the Nasdaq National Market under the symbol "CMDX."

   Each of Chemdex and the directors, officers and substantially all other stockholders of Chemdex has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, engage in any short sale, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

  . enter into any swap or similar agreement that transfers, in whole or in part, the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to some circumstances, including:

  .  the sale of the shares to the underwriters;

  . the issuance by Chemdex of shares of restricted stock awards under Chemdex's existing employee benefit plans or of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus subject to a lock up period at least 180 days after the effective date of the registration statement for this offering; or

  . the grant of options by Chemdex to officers, directors, employees or consultants provided the options are subject to a lock up period at least 180 days after the effective date of the registration statement for this offering; or

  . transactions by any person other than Chemdex relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

   In addition, the stockholders of Chemdex have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, neither it nor any of its affiliates will, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

   Morgan Stanley & Co. Incorporated may choose to release some or all of the shares subject to the lock up restrictions described above prior to the expiration of the 180 day period with or without prior public notice, although it has no current intention to do so.

   Chemdex has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent this option is exercised, each underwriter will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   Chemdex and the underwriters have agreed to indemnify each other against liabilities, including liabilities under the Securities Act.

   Some of the underwriters from time to time perform various investment banking services for Chemdex, for which these underwriters receive customary compensation.

   An entity affiliated with Volpe Brown Whelan & Company, LLC purchased a total of 17,495 shares of Series C preferred stock of Chemdex, which are convertible into 17,495 shares of common stock on the same terms as other investors in the private placement, for a total purchase price of $100,001. Entities and an individual affiliated with BancBoston Robertson Stephens Inc. purchased a total of 21,867 shares of Series C preferred stock of Chemdex, which are convertible into 21,867 shares of common stock on the same terms as other investors in the private placement, for a total purchase price of $125,000. These entities and individual have agreed that they will not sell, transfer, assign or hypothecate their shares for a period of one year from the date of this prospectus except to officers or partners, but not to directors, of the underwriters and members of the selling group or their officers or partners.

Pricing of the Offering

   Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations between Chemdex and the underwriters. The principal factors that were considered in determining the initial public offering price included: the future prospects of Chemdex and its industry in general, the ability of Chemdex's management, sales, earnings and other financial and operating information of Chemdex in recent periods, the prospects for Chemdex's future earnings, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to those of Chemdex.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Chemdex by Venture Law Group, a Professional Corporation, Menlo Park, California. Jeffrey Y. Suto, a director of Venture Law Group, is the Secretary of Chemdex. Legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Employees of Venture Law Group and an investment partnership affiliated with Venture Law Group own a total of 72,785 shares of Chemdex's common stock, including 16,292 shares of common stock held by Mr. Suto.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at December 31, 1997 and 1998, and for the period from September 4, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

   Effective September 2, 1998, Ernst & Young LLP was engaged as our independent auditors and replaced other auditors who were dismissed as our independent accountants on the same date. The decision to change auditors was approved by our Board of Directors on September 2, 1998. Prior to September 2, 1998, our former auditors issued a report on the period from September 4, 1997 (inception) to December 31, 1997. The report of our former auditors did not contain an adverse opinion or disclaimer of opinion qualified or modified as to any uncertainty, audit scope or accounting principle. In connection with the audit for the period from September 4, 1997 (inception) through December 31, 1997 and through September 2, 1998, there were no disagreements with our former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of our former auditors, would have caused them to make reference thereto in their report on the financial statements for such period. Our former auditors have not audited or reported on any of the financial statements or information included in this prospectus. Prior to September 2, 1998, we had not consulted with Ernst & Young LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements. We have requested that our former auditors furnish us with a letter addressed to the SEC stating whether or not they agree with the above statements. A copy of this letter, dated June 23, 1999, is filed as Exhibit 16.1 to this Form S-1.

                            ADDITIONAL INFORMATION

   Chemdex has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits. For further information with respect to Chemdex and the common stock offered under this prospectus, reference is made to the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete. In each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. A copy of the registration statement and the exhibits may be inspected without charge at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Commission upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Chemdex, that file electronically with the Commission.

   Chemdex intends to provide its stockholders with annual reports containing combined financial statements audited by an independent accounting firm and quarterly reports containing unaudited combined financial data for the first three quarters of each fiscal year.

                              CHEMDEX CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors........................... F-2

Balance Sheets.............................................................. F-3

Statements of Operations.................................................... F-4

Statements of Stockholders' Equity.......................................... F-5

Statements of Cash Flows.................................................... F-6

Notes to Financial Statements............................................... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Chemdex Corporation

   We have audited the accompanying balance sheets of Chemdex Corporation as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from September 4, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chemdex Corporation at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from September 4, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

San Jose, California
May 7, 1999,
except for Note 9,
as to which the date is
July 23, 1999

                              CHEMDEX CORPORATION

                                 BALANCE SHEETS

                                                                    Pro Forma
                                                                  Stockholders'
                                December 31,                      Equity as of
                           -----------------------   March 31,      March 31,
                              1997        1998          1999          1999
                           ----------  -----------  ------------  -------------
                                                    (Unaudited)    (Unaudited)
Assets
Current assets:
 Cash and cash
  equivalents............. $1,346,478  $ 5,990,188  $ 27,783,684
 Accounts receivable, net
  of allowances for bad
  debt of $0, $2,000 and
  $4,000 at December 31,
  1997 and 1998 and March
  31, 1999................         --       32,259       126,354
 Other current assets.....     43,137      286,991       416,973
                           ----------  -----------  ------------
   Total current assets...  1,389,615    6,309,438    28,327,011
Property and equipment:
 Furniture and fixtures...      9,719      298,591       551,843
 Computer hardware and
  software................    245,826    1,498,220     3,805,930
 Leasehold improvements...     12,911       46,470       139,105
                           ----------  -----------  ------------
                              268,456    1,843,281     4,496,878
 Less accumulated
  depreciation and
  amortization............      7,337      285,036       495,090
                           ----------  -----------  ------------
                              261,119    1,558,245     4,001,788
Other assets..............     77,278      300,472       307,087
                           ----------  -----------  ------------
Total assets.............. $1,728,012  $ 8,168,155  $ 32,635,886
                           ==========  ===========  ============
Liabilities and
 stockholders' equity
Current liabilities:
 Accounts payable......... $  181,671  $   543,141  $  1,042,656
 Accrued compensation.....     31,621      511,578       692,545
 Accrued expenses.........     54,120      759,654     1,902,725
 Current obligations
  under capital leases....      6,483        5,425            --
 Current portion of note
  payable.................         --           --       328,833
                           ----------  -----------  ------------
   Total current
    liabilities...........    273,895    1,819,798     3,966,759
 Obligations under
  capital leases..........      5,982           --            --
 Note payable, less
  current portion.........         --           --       803,028
                           ----------  -----------  ------------
   Total liabilities......    279,877    1,819,798     4,769,787
Commitments and
 contingencies
Stockholders' equity:
 Convertible preferred
  stock, $.0002 par
  value:
  Authorized shares --
   34,074,632 in 1999 and
   none pro forma
   Issued and outstanding
   shares -- 2,695,550 in
   1997, 11,445,642 in
   1998, 16,345,701 in
   1999 and none pro
   forma (liquidation
   preference of
   $42,939,012 at March
   31,1999)...............        539        2,289         3,269  $         --
 Common stock, $.0002 par
  value:
  Authorized shares --
   9,500,000 in 1997,
   17,500,000 in 1998 and
   50,000,000 in 1999 ....
  Issued and outstanding
   shares--2,570,000 in
   1997, 3,921,835 in
   1998, 4,830,420 in
   1999, and 21,176,121
   pro forma..............        514          784           966         4,235
 Additional paid-in
  capital.................  1,850,475   18,378,907    50,139,579    50,139,579
 Deferred compensation....         --   (2,992,099)   (5,491,688)   (5,491,688)
 Notes receivable from
  stockholders............         --     (149,717)   (1,085,374)   (1,085,374)
 Accumulated deficit......   (403,393)  (8,891,807)  (15,700,653)  (15,700,653)
                           ----------  -----------  ------------  ------------
   Total stockholders'
    equity................  1,448,135    6,348,357    27,866,099  $ 27,866,099
                           ----------  -----------  ------------  ============
Total liabilities and
 stockholders' equity..... $1,728,012  $ 8,168,155  $ 32,635,886
                           ==========  ===========  ============

                            See accompanying notes.

                              CHEMDEX CORPORATION

                            STATEMENTS OF OPERATIONS

                             Period from
                              Inception
                         (September 4, 1997) Year Ended    Three Months Ended
                               through        December          March 31,
                            December 31,         31,      ----------------------
                                1997            1998        1998        1999
                         ------------------- -----------  ---------  -----------
                                                               (Unaudited)
Net revenues............      $      --      $    29,355  $      --  $   165,552
Cost of revenues........             --           22,105         --      155,960
                              ---------      -----------  ---------  -----------
Gross profit............             --            7,250         --        9,592
Operating expenses:
  Research and
   development..........        196,388        3,439,135    363,745    2,293,311
  Sales and marketing...         86,346        3,247,136    219,086    3,188,058
  General and
   administrative.......        120,659        1,744,898    189,896    1,014,748
  Amortization of
   deferred
   compensation.........             --          372,285     22,434      352,291
                              ---------      -----------  ---------  -----------
  Total operating
   expenses.............        403,393        8,803,454    795,161    6,848,408
                              ---------      -----------  ---------  -----------
Operating loss..........       (403,393)      (8,796,204)  (795,161)  (6,838,816)
Interest expense........             --           (2,620)      (754)     (24,928)
Interest income and
 other, net.............             --          310,410      3,319       54,898
                              ---------      -----------  ---------  -----------
Net loss................      $(403,393)     $(8,488,414) $(792,596) $(6,808,846)
                              =========      ===========  =========  ===========
Basic and diluted net
 loss per share.........      $    (.24)     $     (4.79) $    (.47) $     (3.38)
                              =========      ===========  =========  ===========
Weighted average shares
 of common stock
 outstanding used in
 computing basic and
 diluted net loss per
 share..................      1,704,412        1,771,508  1,704,412    2,016,176
                              =========      ===========  =========  ===========
Pro forma basic and
 diluted net loss per
 share..................                     $      (.85)            $      (.48)
                                             ===========             ===========
Weighted average shares
 used in computing pro
 forma basic and diluted
 net loss per share.....                       9,952,554              14,278,540
                                             ===========             ===========


                            See accompanying notes.

                              CHEMDEX CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                       Convertible
                     Preferred Stock    Common Stock    Additional                                                Total
                    ----------------- -----------------   Paid-in      Deferred       Notes     Accumulated   Stockholders'
                      Shares   Amount  Shares    Amount   Capital    Compensation  Receivable     Deficit        Equity
                    ---------- ------ ---------  ------ -----------  ------------  -----------  ------------  -------------
Issuance of Series
 A preferred stock
 at $0.6994 per
 share, net of
 issuance costs...   2,695,550 $  539        --   $ --  $ 1,850,475  $        --   $        --  $         --   $ 1,851,014
Issuance of common
 stock to founders
 on
 incorporation....          --     -- 2,570,000    514           --           --            --            --           514
Net loss..........                                                                                  (403,393)     (403,393)
                    ---------- ------ ---------   ----  -----------  -----------   -----------  ------------   -----------
Balance at
 December 31,
 1997.............   2,695,550    539 2,570,000    514    1,850,475           --            --      (403,393)    1,448,135
Issuance of Series
 A preferred stock
 at $0.6994 per
 share, net of
 issuance costs...     100,100     20        --     --       44,847           --            --            --        44,867
Issuance of Series
 B preferred stock
 at $1.50 per
 share, net of
 issuance costs...   8,649,992  1,730        --     --   12,928,827           --            --            --    12,930,557
Exercise of stock
 options..........          --     -- 1,419,335    284      197,486           --      (156,843)           --        40,927
Repurchase of
 unvested shares..          --     --   (67,500)   (14)      (7,112)          --         7,126            --            --
Deferred
 compensation
 relating to stock
 options..........          --     --        --     --    3,364,384   (3,364,384)           --            --            --
Amortization of
 deferred
 compensation
 relating to stock
 options..........          --     --        --     --           --      372,285            --            --       372,285
Net loss..........          --     --        --     --           --           --            --    (8,488,414)   (8,488,414)
                    ---------- ------ ---------   ----  -----------  -----------   -----------  ------------   -----------
Balance at
 December 31,
 1998.............  11,445,642  2,289 3,921,835    784   18,378,907   (2,992,099)     (149,717)   (8,891,807)    6,348,357
Issuance of Series
 C preferred stock
 at $5.716 per
 share, net of
 issuance costs
 (unaudited)......   4,900,059    980        --     --   27,934,075           --            --            --    27,935,055
Exercise of stock
 options
 (unaudited)......          --     -- 1,071,000    214      958,303           --      (956,964)           --         1,553
Repurchase of
 unvested shares
 (unaudited)......          --     --  (162,415)   (32)     (17,959)          --        17,991            --            --
Payments of
 stockholders'
 notes receivable
 (unaudited)......          --     --        --     --           --           --         3,316            --         3,316
Issuance of
 warrants
 (unaudited)......          --     --        --     --       34,373           --            --            --        34,373
Deferred
 compensation
 relating to stock
 options
 (unaudited)......          --     --        --     --    2,851,880   (2,851,880)           --            --            --
Amortization of
 deferred
 compensation
 relating to stock
 options
 (unaudited)......          --     --        --     --           --      352,291            --            --       352,291
Net loss
 (unaudited)......          --     --        --     --           --           --            --    (6,808,846)   (6,808,846)
                    ---------- ------ ---------   ----  -----------  -----------   -----------  ------------   -----------
Balance at March
 31, 1999
 (unaudited)......  16,345,701 $3,269 4,830,420   $966  $50,139,579  $(5,491,688)  $(1,085,374) $(15,700,653)  $27,866,099
                    ========== ====== =========   ====  ===========  ===========   ===========  ============   ===========

                            See accompanying notes.

                              CHEMDEX CORPORATION

                            STATEMENTS OF CASH FLOWS

                               Period from
                                Inception
                              (September 4,                Three Months Ended
                              1997) through  Year Ended         March 31,
                              December 31,  December 31,  ----------------------
                                  1997          1998        1998        1999
                              ------------- ------------  ---------  -----------
                                                               (Unaudited)
Operating activities
Net loss....................   $ (403,393)  $(8,488,414)  $(792,596) $(6,808,846)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
 Depreciation and
  amortization..............        7,337       301,201      31,093      210,054
 Amortization of deferred
  compensation and sales and
  marketing and interest
  expense related to
  warrants..................           --       372,285      22,434      386,664
 Loss on disposal of
  property and equipment....           --         7,925          --           --
 Changes in operating assets
  and liabilities:
 Accounts receivable........           --       (32,259)    (15,454)     (94,095)
 Other current assets.......      (43,137)     (243,854)     (5,101)    (129,982)
 Other assets...............      (67,064)     (239,812)    (14,521)      (6,615)
 Accounts payable...........      181,671       361,470     (11,534)     499,515
 Accrued compensation.......       31,621       479,957      28,891      180,967
 Accrued expenses...........       54,120       705,534      94,757    1,143,071
                               ----------   -----------   ---------  -----------
Net cash used in operating
 activities.................     (238,845)   (6,775,967)   (662,031)  (4,619,267)
                               ----------   -----------   ---------  -----------
Investing activities
Sales of short-term
 investments................           --     6,593,495          --           --
Purchases of short-term
 investments................           --    (6,593,495)         --           --
Purchases of property and
 equipment..................     (255,545)   (1,614,129)   (181,130)  (1,521,736)
Proceeds from sales of
 property and equipment.....           --        24,495          --           --
Purchase of other assets....      (10,214)           --          --           --
                               ----------   -----------   ---------  -----------
Net cash used in investing
 activities.................     (265,759)   (1,589,634)   (181,130)  (1,521,736)
                               ----------   -----------   ---------  -----------
Financing activities
Principal payments on
 capital lease obligations..         (446)       (7,040)     (1,854)      (5,425)
Net proceeds from issuance
 of preferred stock.........    1,851,014    12,975,424          --   27,935,055
Issuance of common stock....          514        40,927       9,867        1,553
Payments of stockholders'
 notes receivable...........           --            --          --        3,316
                               ----------   -----------   ---------  -----------
Net cash provided by
 financing activities.......    1,851,082    13,009,311       8,013   27,934,499
                               ----------   -----------   ---------  -----------
Net increase (decrease) in
 cash and cash equivalents..    1,346,478     4,643,710    (835,148)  21,793,496
Cash and cash equivalents at
 beginning of period........           --     1,346,478   1,346,478    5,990,188
                               ----------   -----------   ---------  -----------
Cash and cash equivalents at
 end of period..............   $1,346,478   $ 5,990,188   $ 511,330  $27,783,684
                               ==========   ===========   =========  ===========
Supplemental disclosures of
 noncash activities:
Issuance of shares in
 exchange for stockholders'
 notes receivable...........   $       --   $   156,843   $      --  $   956,964
                               ==========   ===========   =========  ===========
Repurchase of common stock
 issued in exchange for
 stockholders' notes
 receivable.................   $       --   $     7,126   $      --  $    17,991
                               ==========   ===========   =========  ===========
Equipment purchased under
 capital lease and note
 payable....................   $   12,911   $        --   $      --  $ 1,131,861
                               ==========   ===========   =========  ===========
Supplemental disclosure of
 cash flow information:
Cash paid for interest......   $      207   $     2,620   $     754  $       165
                               ==========   ===========   =========  ===========
Cash paid for taxes.........   $       --   $     1,991   $   1,973  $     1,700
                               ==========   ===========   =========  ===========

                            See accompanying notes.

                              CHEMDEX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 1999 and for the three months ended March 31,
                          1998 and 1999 is unaudited)

1. Description of Business

   Chemdex is a provider of e-commerce solutions to the life sciences research products market. Chemdex enables life sciences enterprises, researchers and suppliers to efficiently buy and sell research products through the Chemdex Marketplace, a secure, Internet-based purchasing solution.

   Chemdex was incorporated in Delaware on September 4, 1997. During the period from inception through November 1998, Chemdex was a development stage company and did not have significant sales. During this period, operating activities related primarily to the design and development of Chemdex's online marketplace and corporate infrastructure and the establishment of relationships with suppliers and customers. Chemdex has incurred operating losses to date and had an accumulated deficit of approximately $15.7 million at March 31, 1999. Chemdex's activities have been primarily financed through private placements of equity securities. Chemdex is no longer in the development stage.

2. Summary of Significant Accounting Policies

  Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Interim Financial Information

   The financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited and includes all adjustments, consisting only of normal recurring adjustments, that Chemdex's management considers necessary for a fair presentation of Chemdex's operating results and cash flows for the period. Results for the three month period ended March 31, 1999 are not necessarily indicative of results to be expected for the full fiscal year of 1999 or for any future period.

  Revenue Recognition

   Net revenues consist primarily of product sales to customers and charges to customers for outbound freight. Under most supplier agreements, Chemdex acts as a principal when purchasing products from suppliers and reselling them to customers. Products are shipped directly to customers by suppliers based on customer delivery date specifications. Under principal-based agreements, Chemdex is responsible for selling products, collecting payment from customers, ensuring that the shipment reaches customers and processing returns. In addition, Chemdex takes title to products upon shipment and bears the risk of loss for collection, delivery and product returns from customers. Chemdex provides an allowance for sales returns, which has been insignificant to date, at the time of sale. Chemdex recognizes revenues from product sales when products are shipped to customers.

   To date, an insignificant amount of revenue is from agreements with suppliers for which Chemdex is acting as an agent. Under agency-based supplier agreements, Chemdex recognizes a percentage share of revenues generated by suppliers when products are shipped to customers.

   For the year ended December 31, 1998 and the three months ended March 31, 1999, one customer accounted for 79% and 82% of net revenues, respectively. For the year ended December 31, 1998, another

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

customer accounted for 14% of net revenues. There were no sales to customers outside the United States since inception through March 31, 1999.

  Cash and Cash Equivalents

   Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition. Chemdex's cash and cash equivalents as of December 31, 1997 and 1998 and March 31, 1999 consisted primarily of commercial paper and money market funds held by large financial institutions in the United States, and their carrying value approximated fair value.

  Property and Leasehold Improvements

   Chemdex records property and equipment at cost and calculates depreciation using the straight-line method over estimated useful lives of three to five years. Property under capital leases is depreciated over the lesser of the useful lives of the assets or lease term.

  Stock-Based Compensation

   Chemdex has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB Opinion No. 25"), and related interpretations in accounting for its employee stock options because, as discussed in Note 6, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of Chemdex's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See pro forma disclosures of applying
FAS 123 included in Note 6.

  Advertising Costs

   Advertising costs are charged to expense when incurred. No advertising expense was incurred for the period from September 4, 1997 (inception) through December 31, 1997. Advertising expense was $786,520 and $1.2 million for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.

  Comprehensive Income

   In June 1997, the Financial Accounting Standards Board issued FAS 130, Reporting Comprehensive Income. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. Chemdex adopted FAS 130 in the year ended December 31, 1998. Chemdex had no comprehensive income items to report for the year ended December 31, 1998 and the three months ended March 31, 1999.

  Segment Information

   In June 1997, the Financial Accounting Standards Board issued FAS 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 changes the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to stockholders. Chemdex adopted FAS 131 in the year ended December 31, 1998.

   Chemdex operates solely in one operating segment, the development and marketing of an online marketplace for the purchasing and distribution of products and, therefore there is no impact to Chemdex's financial statements of adopting FAS 131.

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


  Net Loss Per Share

   Basic and diluted net loss per common share is presented in conformity with FAS No. 128, Earnings Per Share ("FAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of Chemdex's initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Chemdex has not had any issuances or grants for nominal consideration.

   In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per share, as presented in the statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

   The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share:

                             Period from
                              Inception
                            (September 4,                Three Months Ended
                            1997) through  Year Ended         March 31,
                            December 31,  December 31,  ----------------------
                                1997          1998        1998        1999
                            ------------- ------------  ---------  -----------
Net loss..................    $(403,393)  $(8,488,414)  $(792,596) $(6,808,846)
                              =========   ===========   =========  ===========
Basic and diluted:
 Weighted-average shares
  of common stock
  outstanding.............    2,570,000     3,242,795   2,570,000    4,523,065
 Less weighted-average
  shares subject to
  repurchase..............     (865,588)   (1,471,286)   (865,588)  (2,506,889)
                              ---------   -----------   ---------  -----------
 Weighted-average shares
  used in computing basic
  and diluted net loss per
  common share............    1,704,412     1,771,508   1,704,412    2,016,176
                              =========   ===========   =========  ===========
 Basic and diluted net
  loss per common share...    $    (.24)  $     (4.79)  $    (.47) $     (3.38)
                              =========   ===========   =========  ===========
Pro forma:
Shares used above.........                  1,771,508                2,016,176
 Pro forma adjustment to
  reflect weighted-average
  effect of the assumed
  conversion of
  convertible preferred
  stock...................                  8,181,046               12,262,364
                                          -----------              -----------
 Shares used in computing
  pro forma basic and
  diluted net loss per
  share...................                  9,952,554               14,278,540
                                          ===========              ===========
 Pro forma basic and
  diluted net loss per
  share...................                $      (.85)             $      (.48)
                                          ===========              ===========

   Chemdex has excluded all outstanding stock options and shares subject to repurchase by Chemdex from the calculation of diluted loss per share because these securities are antidilutive for all periods presented. Weighted-average options outstanding to purchase -0-, 508,750 and 439,852 shares of common stock for the period from inception through December 31, 1997, the year ended December 31, 1998 and the three months ended March 31, 1999, respectively, were not included in the computation of diluted net loss per share because the effect would be antidilutive. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method.

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


  Unaudited Pro Forma Stockholders' Equity

   If the offering contemplated by this prospectus is consummated, each share of convertible preferred stock outstanding will automatically be converted into one share of common stock. Unaudited pro forma stockholders' equity at March 31, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at March 31, 1999, is disclosed on the balance sheet.

Recent Accounting Pronouncements

   In June 1998, the FASB issued FAS 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which Chemdex will be required to adopt for the year ending December 31, 2000. This statement establishes a new model for accounting for derivatives and hedging activities. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because Chemdex currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of FAS 133 is expected to have no material impact on Chemdex's financial condition or results of operations.

   In March 1998, the American Institute of Certified Public Accountants (AICPA) issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Chemdex is required to implement SOP 98-1 for the year ending December 31, 1999. Adoption of SOP 98-1 is not expected to have a material impact on Chemdex's financial condition or results of operations.

   In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities, ("SOP 98-5"). SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up cost that were capitalized in the past must be written off when SOP No. 98-5 is adopted. Chemdex implemented SOP No. 98-5 on January 1, 1999. The adoption of SOP No. 98-5 did not have a material impact on its financial position or results of operations.

3. Concentrations of Credit Risk and Other Risks

   Financial instruments that potentially subject Chemdex to credit risk consist primarily of uninsured cash and cash equivalents. Cash and cash equivalents are deposited with a federally insured commercial bank in the United States.

   Chemdex sells primarily to pharmaceutical and biotechnology companies and academic and research institutions. Chemdex performs ongoing credit evaluations of its customers but does not require collateral. Chemdex analyzes the need for reserves for potential credit losses and records reserves when necessary. These losses have been within management's expectations. To date, Chemdex has not had significant write-offs of bad debt.

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


4. Commitments

   Chemdex leases its office facilities under noncancelable operating leases expiring through 2003. Minimum annual operating lease commitments at December 31, 1998 were as follows:

      1999.......................................................... $1,080,184
      2000..........................................................  1,094,662
      2001..........................................................  1,127,501
      2002..........................................................  1,161,331
      2003..........................................................  1,196,165
                                                                     ----------
      Total minimum payments........................................ $5,659,843
                                                                     ==========

   Rental expense for the period from Inception through December 31, 1997 and the year ended December 31, 1998 was $13,939 and $342,977, respectively.

5. Financing Arrangements

   In February 1998, Chemdex entered into a line of credit with a bank, which provides for borrowings of up to $400,000 with interest at the bank's prime rate plus 1.0%. The aggregate credit line has a compensating balance requirement of $210,000. Borrowings under the line are secured by substantially all of the Chemdex's assets. At December 31, 1998, Chemdex had no outstanding borrowings under this line of credit. The line of credit expired on February 17, 1999.

   In 1997, Chemdex entered into a noncancelable capital lease agreement for equipment. Aggregate future minimum capital lease payments under this lease were $5,425 at December 31, 1998. The lease expires in October 1999.

   In January 1999, Chemdex entered into a $3.0 million equipment lease line agreement with a financial institution for a term of 48 months, with interest imputed at 13.02% per year. At December 31, 1998 and March 31, 1999, Chemdex had no outstanding borrowings under the equipment lease line.

   In February 1999, Chemdex entered into a financing arrangement in the amount of $1,131,861 for the purchase of certain computer software and related support. This arrangement provides for 12 equal quarterly payments of the financed amount commencing May 1, 1999, with interest imputed at 13.24% per year.

   As of March 31, 1999, aggregate future minimum payments under this financing agreement were as follows:

      1999........................................................... $ 270,977
      2000...........................................................   366,973
      2001...........................................................   418,623
      2002...........................................................    75,288
                                                                      ---------
      Total payments................................................. 1,131,861
      Less current portion...........................................  (328,833)
                                                                      ---------
      Long-term portion.............................................. $ 803,028
                                                                      =========

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


6. Stockholders' Equity

  Convertible Preferred Stock

   Convertible preferred stock at December 31, 1997 and 1998 and March 31, 1999 is as follows:

                                                 Shares Issued and Outstanding
                                                -------------------------------
                                       Shares
                                     Authorized     December 31,     March 31,
                         Liquidation March 31,  -------------------- ----------
                         Preference     1999      1997       1998       1999
                         ----------- ---------- --------- ---------- ----------
Series A................   $.6994     2,795,650 2,695,550  2,795,650  2,795,650
Series A-1..............   $.6994     2,795,650        --         --         --
Series B................   $ 1.50     8,791,666        --  8,649,992  8,649,992
Series B-1..............   $ 1.50     8,791,666        --         --         --
Series C................   $5.716     5,300,000        --         --  4,900,059
Series C-1..............   $5.716     5,300,000        --         --         --
Undesignated............                300,000        --         --         --
                                     ---------- --------- ---------- ----------
Total convertible
 preferred stock........             34,074,632 2,695,550 11,445,642 16,345,701
                                     ========== ========= ========== ==========

   To date, shares have been designated as Series A and A-1, Series B and B-1 and Series C and C-1 (collectively, "the Series A, B and C preferred stock").

   Chemdex is authorized to issue additional preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors provided, however, that any such preferred stock must be subordinate to, or in parity with, the Series A, B and C preferred stock.

   Series A, B and C preferred stockholders have voting rights equal to the common shares issuable upon conversion of the Series A, B and C preferred stock.

   Each share of Series A, B and C preferred stock is convertible, at the option of the holder, into one share of common stock, subject to certain adjustments for dilutive issuances. Outstanding shares of Series A, B and C preferred stock automatically convert into common stock upon the closing of an underwritten public offering of Chemdex's common stock with gross proceeds to Chemdex of at least $20,000,000 and a per share price of at least $7.50, or at the election of the holders of more than 50%, at least 66 2/3% and at least 60% of outstanding Series A, B and C preferred stock, respectively.

   Holders of Series A, B and C preferred stock are entitled to noncumulative dividends of $.063 and $.135 and $.5144 per annum per outstanding share. Dividends will be paid only when declared by the Board of Directors out of legally available funds. No dividends have been declared or accrued as of March 31, 1999.

   Series A, B and C preferred stockholders are entitled to receive, upon a liquidating event, an amount per share equal to the issuance price, plus all declared but unpaid dividends. The remaining assets and funds, if any, shall be distributed among the holders of Series A, B and C preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Series A, B and C preferred stock). If any assets remain after the holders of Series A, B and C preferred stock have received an aggregate of $1.748, $3.75 and $14.29 per share, the remaining assets will be distributed to the holders of the common stock pro rata based on the number of shares of common stock held by each.

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


  Warrants

   In January 1999, in connection with an equipment lease line, Chemdex issued a fully vested warrant that entitles the holder to purchase 105,000 shares of the Chemdex's Series B preferred stock at an exercise price of $1.50 per share. This warrant is exercisable, through the later of the initial public offering of Chemdex's common stock or January 2006. The fair value of this warrant, approximately $195,300, will be expensed as a cost of financing over the four year period of the lease line. The fair value of this warrant was calculated using the Black-Scholes option pricing model.

   In March 1999, Chemdex issued a fully vested, non-forfeitable warrant in exchange for consulting services. The warrant entitles the holder to purchase 49,999 shares of Chemdex's common stock at an exercise price of $5.20 per share. This warrant is exercisable through the earlier of two years from the date of the initial public offering of Chemdex's common stock or March 2006. The fair value of this warrant, approximately $133,000, will be expensed over the six month period of the consulting agreement. The fair value of this warrant was calculated using the Black-Scholes option pricing model.

  Common Stock

   Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends from legally available funds when and if declared by the Board of Directors, subject to the prior rights of holders of Series A, B and C preferred stock.

   Certain shares of common stock issued to founders of Chemdex, totaling 865,588 shares, are subject to repurchase by Chemdex. The stock vests over a period of four years. As of December 31, 1998 and March 31, 1999, 730,136 and 677,521 shares, respectively, were subject to repurchase.

   At March 31, 1999, common stock was reserved for future issuance as follows:

      Conversion of Series A preferred stock.........................  2,795,650
      Conversion of Series B preferred stock.........................  8,649,992
      Conversion of Series C preferred stock.........................  4,900,059
      Warrants.......................................................    154,999
      Stock Option Plan..............................................  1,114,580
                                                                      ----------
                                                                      17,615,280
                                                                      ==========

  Stock Option Plans

   In January 1998, the Board of Directors terminated the 1997 Option Plan, under which no options had been granted, and adopted the 1998 Stock Plan (the "1998 Plan") for issuance of common stock to eligible participants. The Plan provides for the granting of incentive stock options and non-qualified stock options. Incentive stock options and non-qualified stock options may be granted under the 1998 Plan at prices not less than 100% and 85% of the fair value at the date of grant, or at prices not less than 110% for individuals owning more than 10% of the combined voting power of all classes of stock at the date of grant. Options generally expire after ten years. Certain options under the plan are immediately exercisable; however, these shares issued are subject to Chemdex's right to repurchase at the original issuance price, which right lapses in a series of installments measured from the vesting commencement date of the option. As of December 31, 1998 and March 31, 1999, 1,104,713 and 1,891,493 shares, respectively, were subject to repurchase. Options generally vest, and the repurchase rights lapse ratably, over a period of four years from the date of grant.

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   Pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if Chemdex had accounted for its employee stock options under the fair value method provided for in FAS 123. The fair value of options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions for options granted during the year ended December 31, 1998: risk-free interest rate of 5.42%, an expected life of four years and no dividends.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using a graded vesting method. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

   The option valuation models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Chemdex's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                     Period from
                                      Inception                Three Months
                                    (September 4,                  Ended
                                    1997) through  Year Ended    March 31,
                                    December 31,  December 31, --------------
                                        1997          1998     1998    1999
                                    ------------- ------------ -----  -------
                                     (In Thousands, Except Per Share Data)
Net loss:
  As reported......................     $(403)      $(8,488)   $(793) $(6,809)
  Pro forma........................     $(403)      $(8,495)   $(793) $(6,818)
Pro forma basic and diluted net
 loss per share:
  As reported......................                 $  (.85)          $  (.48)
  Pro forma........................                 $  (.85)          $  (.48)

   Activity under the 1998 Stock Plan was as follows:

                                                Options Outstanding
                             Shares    ---------------------------------------
                           Available   Number of   Price per  Weighted-Average
                           for Grant     Shares      Share     Exercise Price
                           ----------  ----------  ---------- ----------------
  Authorized..............  3,375,000          --          --         --
  Granted................. (1,978,835)  1,978,835  $.10-$1.00      $ .16
  Exercised...............         --  (1,419,335) $.10-$ .15      $ .12
  Canceled................     50,750     (50,750) $.10-$1.00      $ .12
  Repurchased.............     67,500          --  $.10-$ .15      $ .11
                           ----------  ----------
Balance at December 31,
 1998.....................  1,514,415     508,750  $.10-$1.00      $ .14
  Granted................. (1,010,102)  1,010,102       $1.50      $1.50
  Exercised...............         --  (1,071,000) $.15-$1.50      $ .90
  Canceled................      8,000      (8,000)      $1.50      $1.50
  Repurchased.............    162,415          --  $.10-$ .15      $ .10
                           ----------  ----------
Balance at March 31,
 1999.....................    674,728     439,852  $.10-$1.50      $1.02
                           ==========  ==========

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                                    Options Outstanding and Exercisable
                              -----------------------------------------------------------------
                                                                                     Weighted-
                                                        Weighted-                     Average
         Range of             Number                     Average                     Remaining
         Exercise               of                      Exercise                    Contractual
          Prices              Shares                      Price                        Life
         --------             -------                   ---------                   -----------
                                                                                    (In Years)
        $.10--$1.00           508,750                     $.14                         9.14

   Certain grants of options to employees to purchase common stock under Chemdex's 1998 Stock Option Plan were exercised in exchange for full recourse notes receivable. These notes receivable generally bear interest at a rate equal to the minimum rate necessary to avoid the imputation of interest income to the Company and compensation income to the maker under the Internal Revenue Code and are collateralized by the underlying common stock. At December 31, 1998 and March 31, 1999, notes receivable in exchange for exercises of options totaled $149,717 and $1,085,374, respectively. These shares are subject to right of repurchase that generally lapse over four years.

   The weighted-average fair value of options granted during 1998 with an exercise price equal to the fair value of common stock on the date of grant was $.16. The weighted-average fair value of options granted during 1998 with an exercise price below the deemed fair value of Chemdex's common stock on the date of grant was $.16.

   In connection with the grant of share options to employees through March 31, 1999, Chemdex recorded deferred compensation of $6,216,264 for the aggregate differences between the exercise prices of options at their dates of grant and the deemed fair value for accounting purposes of the common shares subject to these options. Such amount is included as a reduction of stockholders' equity and is being amortized on a straight-line vesting method over the option vesting periods, which are generally four years. The compensation expense of $724,576 through March 31, 1999 relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

7. Employee Savings and Retirement Plan

   Chemdex has a 401(k) plan that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. Under the plan, eligible employees may defer a portion of their pretax salaries but not more than statutory limits. Chemdex may make discretionary contributions to the plan based on profitability as determined by the Board of Directors. Chemdex did not make any contributions to the plan during the year ended December 31, 1998, and the three months ended March 31, 1999.

8. Income Taxes

   The difference between the amount of income tax benefit recorded and the amount of income tax benefit calculated using the federal statutory rate of 34% is due to net operating losses having a valuation allowance, due to past operating results and uncertainties regarding Chemdex's future results of operations. Accordingly, there is no provision for income taxes for the period from September 4, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998.

   As of December 31, 1998, Chemdex had federal and state net operating loss carryforwards of approximately $7,500,000 and $7,400,000, respectively. Chemdex also had federal and state research credit carryforwards of

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

approximately $100,000 and $100,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2002 through 2018, if not utilized. The net operating loss carryforwards differ from the accumulated deficit primarily as a result of certain reserves and accruals not currently deductible for tax purposes.

   Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Chemdex's deferred tax assets are as follows:

                                                              December 31,
                                                           --------------------
                                                             1997       1998
                                                           --------  ----------
      Deferred tax assets:
        Net operating loss carryforwards.................. $157,000  $3,000,000
        Research credit carryforwards.....................   13,000     200,000
        Reserves and accruals.............................    3,000     300,000
                                                           --------  ----------
          Total deferred tax assets.......................  173,000   3,500,000
      Valuation Allowance................................. (173,000) (3,500,000)
                                                           --------  ----------
      Net deferred tax assets............................. $     --  $       --
                                                           ========  ==========

   Under FAS 109, Accounting for Income Taxes, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based upon the weight of available evidence, which includes Chemdex's historical operating performance, the reported net losses for the period from inception through December 31, 1997 and for the year ended December 31, 1998, and the uncertainties regarding Chemdex's future results of operations, a full valuation allowance has been provided against its net deferred tax assets. It is more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $173,000 for the period from inception through December 31, 1997 and $3,327,000 during 1998.

9. Events Subsequent To Date Of Auditor's Report

  1999 Employee Stock Purchase Plan

   On May 11, 1999, Chemdex's Board of Directors approved, subject to stockholder approval, the adoption of the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 750,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, as well as an automatic annual increase on the first day of each of Chemdex's fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 200,000 shares, 1/2%
of Chemdex's outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares determined by the Board of Directors. Each offering period will consist of four consecutive purchase periods of six months' duration. The initial offering period is expected to begin on the date of this offering and end on July 31, 2001; the initial purchase period is expected to end on January 31, 2000.

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)


   The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 20% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of Chemdex's common stock at the beginning of each offering period or at the end of each purchase period. If not terminated earlier, the Purchase Plan has a term of 20 years.

  Series C Preferred Stock

   In April 1999, Chemdex issued an additional 399,892 shares of Series C preferred stock to investors, resulting in net proceeds of $2,286,063.

  Deferred Compensation

   In April 1999, Chemdex granted to employees options to purchase 594,780 shares of common stock at an exercise price of $5.00 per share. On May 17, 1999, June 2, 1999 and June 25, 1999 Chemdex granted a total of 978,396 shares of common stock at an exercise price of $10.00 per share. We estimate that we will record additional deferred compensation of approximately $2.5 million with regard to the April 1999 grants.

  1998 Stock Plan

   On April 27, 1999, Chemdex's Board of Directors approved an increase in the number of shares reserved for issuance under the 1998 Plan of 1,500,000 shares and, on May 11, 1999 an additional increase of 1,250,000 shares. The 1998 Plan was also amended to provide for automatic annual increases on the first day of each fiscal year beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 1,250,000 shares, 3% of Chemdex's outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as determined by the Board of Directors.

  Authorization of Shares

   On May 11, 1999, Chemdex's Board of Directors authorized 175,000,000 shares of common stock and 2,500,000 shares of preferred stock, each with a par value of $.0002 per share, effective in connection with this offering. The preferred stock may be issued from time to time in one or more series. The Board of Directors has the authority, within the limitations and restrictions in the certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

  1999 Directors' Plan

   On May 11, 1999, Chemdex's Board of Directors approved, subject to stockholder approval, the 1999 Directors' Stock Plan (the "Directors' Plan"). A total of 250,000 shares of common stock has been reserved under the Directors' Plan.

  BIO Agreement

   In May 1999, the Biotechnology Industry Organization (BIO) selected Chemdex as its preferred supplier of e-commerce purchasing solutions. As a result, we entered into a five-year, exclusive joint marketing agreement with BIO. As part of the joint marketing agreement, Chemdex will discount the fees we charge to BIO members

                              CHEMDEX CORPORATION

       (Information as of March 31, 1999 and for the three months ended
                     March 31, 1998 and 1999 is unaudited)

for our solution and will contribute cash payments to a joint marketing fund, to be used in connection with both parties' obligations under the joint marketing agreement. In addition, we sold 187,500 shares of our common stock to BIO for a nominal amount in consideration for BIO's participation in these joint marketing activities. BIO has the right to use a portion of the cash payments and any proceeds it receives from the sale of the common stock for the benefit of its members and the biotechnology industry. The charge for BIO marketing activities will be expensed to sales and marketing as they are incurred. We will also record the difference between the nominal amount per share price paid by BIO for the purchase of our common stock and the fair value as of the date of issuance, which is approximately $1.8 million, ratably over the five-year term of the joint marketing agreement.

  VWR Agreement

   In March 1999, Chemdex entered into a strategic relationship agreement with VWR, which was consummated in April 1999, pursuant to which Chemdex and VWR agreed to market jointly VWR laboratory products using the Chemdex Marketplace. The term of the agreement is four years.

   The agreement gives Chemdex the right to offer approximately 350,000 VWR-distributed products to Chemdex customers and both parties agreed to jointly develop an online purchasing solution for VWR's existing customers. In connection with the strategic relationship agreement, VWR transferred to Chemdex information concerning VWR customers who purchased products from third party suppliers outside VWR's primary product offering and Chemdex issued 2,538,405 shares of common stock valued at $13.9 million to VWR.

   We intend to use this information to expand sales of our purchasing solution to these customers and adoption of the Chemdex Marketplace by these customers and suppliers. The fair value of the common stock of $13.9 million will be allocated to the customer list and will be amortized into sales and marketing expense over four years, the estimated useful life of this intangible asset.

  Reverse Stock Split

   On June 28, 1999, the Company's Board of Directors approved a one-for-two reverse stock split of the Company's common and preferred stock. On July 23, 1999 the reverse stock split became effective. In addition, the par value of the common stock was changed to $.0002 per share. All share and per share amounts in the accompanying financial statements have been adjusted retroactively.

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